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06012692

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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Television Broadcasts Ltd

*CURRENT ADDRESS

PROCESSED
APR 21 2006
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1072 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 4/20/06

Television Broadcasts Limited
Annual Report 2005


2005

CONTENTS

CORPORATE INFORMATION

DIRECTORS

Sir Run Run Shaw, G.B.M. (Executive Chairman)
Dr. Norman Leung Nai Pang, G.B.S., LL.D., J.P. (Executive Deputy Chairman)
Mona Fong (Deputy Chairperson)
Louis Page (Managing Director)
Dr. Chow Yei Ching, G.B.S.
Ho Ting Kwan
Chien Lee * (appointed on 17 March 2005)
Christina Lee Look Ngan Kwan
Lee Jung Sen, O.B.E. * (retired on 25 May 2005)
Dr. Li Dak Sum, DSSc. (Hon.), J.P. *
Kevin Lo Chung Ping
Robert Sze Tsai To *
Anthony Hsien Pin Lee (Alternate Director to Christina Lee Look Ngan Kwan)

EXECUTIVE COMMITTEE

Sir Run Run Shaw (Chairman)
Dr. Norman Leung Nai Pang
Mona Fong
Louis Page
Kevin Lo Chung Ping

AUDIT COMMITTEE

Robert Sze Tsai To * (Chairman)
Chien Lee * (appointed on 17 March 2005)
Lee Jung Sen * (retired on 25 May 2005)
Ho Ting Kwan (appointed on 22 February 2006)
Dr. Li Dak Sum * (resigned on 22 February 2006)

REMUNERATION COMMITTEE

Chien Lee * (Chairman)
Mona Fong
Robert Sze Tsai To *

EXECUTIVE OFFICERS

George Chan Ching Cheong (Assistant Managing Director)
Stephen Chan Chi Wan (General Manager – Broadcasting)
Cheong Shin Keong (General Manager – Broadcasting)

COMPANY SECRETARY

Adrian Mak Yau Kee

REGISTERED OFFICE

TVB City, 77 Chun Choi Street, Tseung Kwan O Industrial Estate, Kowloon, Hong Kong

AUDITORS

PricewaterhouseCoopers
33/F, Cheung Kong Center, 2 Queen's Road Central, Hong Kong

SHARE REGISTRARS

Computershare Hong Kong Investor Services Limited
Hopewell Centre 46/F, 183 Queen's Road East, Wan Chai, Hong Kong

* *Independent Non-executive Directors*

CHAIRMAN'S STATEMENT



As I mentioned last year that 2004 was a year of recovery for Hong Kong's economy and TVB, so the year of 2005 brought continued success on many fronts.

During 2005, we saw the Group's turnover increase by 9% from HK$3,817 million to HK$4,177 million. Our advertising revenue which totalled HK$2,682 million showed an increase of 3% over 2004. Our overall programme costs which totalled HK$1,148 million showed a decrease of 12%. Including the gain on the disposal of our 51% equity interest in Galaxy Satellite TV Holdings Limited ("GSTV") of HK$149 million, I am pleased to report that the Group's profit attributable to shareholders grew 64% from HK$719 million to HK$1,180 million. These numbers marked another major achievement for TVB.

At the Company's annual general meeting to be held on 24 May 2006, the Directors will recommend a final dividend of HK$1.30 per share. Together with the interim dividend of HK$0.25 per share paid on 29 September 2005, this makes a total dividend of HK$1.55 per share for the year ended 31 December 2005, and represents an increase of 55% over the total dividend of HK$1.00 per share for last year.

For terrestrial television broadcasting, we benefited from the continued strength in Hong Kong's economy and a buoyant real estate market in Hong Kong during the first half of 2005. However, our growth was dampened in the second half, against a background of rising oil prices and interest rates which adversely affected the growth in the real estate market. Nevertheless, we are encouraged by the strength of the local economy, and the role of Hong Kong as an Asia's international city should enable Hong Kong to continue to prosper. We are optimistic that cross border activities, particularly those with Mainland China, will continue to increase, and help drive the local economy to new heights.

On programming, we provided audiences worldwide with innovative programme formats and popular drama series, both from our own library and from overseas. Our production capability and talent pool have again proven to be our key strengths.

Our overseas operations made steady progress, despite worldwide piracy and illegal downloading from the Internet which continued to adversely impact our video licensing and distribution business. These problems will have to be tackled on an international scale, and TVB is actively involved in this issue. We have been successful in developing new modes of delivery for our products to make up for income lost to piracy.

The Pearl River Delta has a population in excess of 23 million, which is a huge market by any standard. Cantonese is the key dialect in this region and TVB's Jade channel attract high ratings compared to the national and provincial television channels. With the Guangdong Landing Rights Agreement in place, we have started the collection of license fees during the first half of 2005. This paves the way for further co-operation with television stations in this market.

Despite some initial setbacks in building our pay TV platform in Hong Kong, in April 2005, we entered into a transaction for the sale of our 51% interest in GSTV which valued our remaining 49% interest in GSTV at HK$336 million. We welcome our new business partners whom we are confident will make valuable contributions to the success of GSTV. Subsequent to the year end in February 2006, GSTV signed a co-operation agreement with PCCW Media Limited in securing additional distribution for its channels which would increase significantly the homespassed in Hong Kong. With wider distribution through both satellite and IPTV, we are positive that GSTV will remain a competitive force in the local pay TV market.

CHAIRMAN'S STATEMENT (Continued)

During the course of 2006, we shall be investing in our transmission network and our production facilities in order to convert to digital broadcasting and to commence our high definition television broadcasting under a plan agreed with the Government. Even though this requires substantial investment in new infrastructure and equipment, we believe that this will bring us in line with international standards and provide much improved picture quality to Hong Kong viewers.

On behalf of the Board, I wish to thank our dedicated staff for their hard work. We look forward to another exciting and challenging year ahead.

Run Run Shaw
Executive Chairman

Hong Kong, 22 March 2006

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

Stock Code: 511

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of the shareholders of the Company will be held at the Harbour Room, Mezzanine Floor, Kowloon Shangri-La Hotel, Tsim Sha Tsui East, Kowloon, Hong Kong, on Wednesday, 24 May 2006 at 11:00 a.m. for the following purposes:-

(1) To receive and consider the Company's Accounts and the Reports of the Directors and Auditors for the year ended 31 December 2005;

(2) To sanction a final dividend for the year ended 31 December 2005;

(3) To re-elect retiring Directors;

(4) To approve annual Directors' fee (such revised fee shall take effect from 1 July 2006 and be payable to Directors on a pro rata basis for the financial year ending 31 December 2006) which shall remain the same until the Company in general meeting otherwise determines;

(5) To re-appoint Auditors and authorise Directors to fix their remuneration; and

(6) As special business, to consider and, if thought fit, pass the following Resolutions as Ordinary Resolutions:-

(I) "THAT:

(a) subject to paragraph (c) below and in substitution of all previous authorities, the exercise by Directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with unissued shares in the capital of the Company and to make or grant offers, agreements, options and other rights, or issue securities, which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise Directors of the Company during the Relevant Period to make or grant offers, agreements, options and other rights, and issue securities, which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted or issued (whether pursuant to an option or otherwise) by Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue; or (ii) any scrip dividend or similar arrangement providing for allotment of shares in lieu of the whole or part of a dividend on the ordinary shares in the Company (such ordinary shares being defined in this and the following Resolution (II), "Shares") in accordance with the Articles of Association of the Company, shall not exceed the aggregate of:

(i) 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing of this Resolution; and

(ii) (if Directors of the Company are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of any share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing of this Resolution),

and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any other applicable law to be held; and

(iii) the passing of an ordinary resolution by shareholders of the Company in general meeting revoking, varying or renewing the authority given to Directors of the Company by this Resolution; and

"Rights Issue" means an offer of shares in the Company, or an offer of warrants, options or other securities giving rights to subscribe for Shares, open for a period fixed by Directors of the Company, to holders of Shares on the register (and, where appropriate, to holders of other securities of the Company entitled to be offered them) on a fixed record date in proportion to their then holdings of Shares (or, where appropriate, such other securities), subject in all cases to such exclusions or other arrangements as Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong."

(II) "THAT:

(a) subject to paragraph (b) below, the exercise by Directors of the Company during the Relevant Period of all powers of the Company to purchase Shares on The Stock Exchange of Hong Kong Limited or any other stock exchange on which the Shares may be listed and recognised by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of Shares which may be purchased by the Company pursuant to the approval in paragraph (a) during the Relevant Period shall not exceed 10 per cent of the aggregate nominal amount of the issued share capital of the Company at the date of passing of this Resolution and the approval pursuant to paragraph (a) shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any other applicable law to be held; and

(iii) the passing of an ordinary resolution by shareholders of the Company in general meeting revoking, varying or renewing the authority given to Directors of the Company by this Resolution."

(III) "THAT Directors of the Company be and are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of Resolution (I) above in respect of the share capital of the Company referred to in paragraph (c)(ii) of such resolution."

(IV) "THAT the period of 30 days during which the Company's Register of Members may be closed under Section 99(1) of the Companies Ordinance during the calendar year 2006, be and is hereby extended, pursuant to Section 99(2) of the Companies Ordinance, to 60 days."

By Order of the Board

Adrian Mak Yau Kee
Company Secretary

Hong Kong, 12 April 2006

NOTES:

Proxy Information

1. A shareholder entitled to attend and vote at the Annual General Meeting ("Annual General Meeting") to be held on 24 May 2006 convened by the Notice of Annual General Meeting is entitled to appoint a proxy to attend and vote in his stead. A proxy needs not be a member of the Company.

2. A form of proxy for the Annual General Meeting is enclosed. To be valid, a form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a duly certified copy of that power of attorney or authority must be deposited with the Company's Registrars, Computershare Hong Kong Investor Services Limited, at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting, and in default thereof the form of proxy and such power of attorney or other authority shall not be treated as valid.

Dividends

3. The Board has recommended a final dividend of HK$1.30 per share for 438,000,000 issued shares in respect of the year ended 31 December 2005 payable to shareholders who are on the Register of Members on 24 May 2006. The final dividend is subject to shareholders' approval at the Annual General Meeting.

4. The Register of Members of the Company will be closed from 3 May 2006 to 24 May 2006, both dates inclusive, during which period the registration of transfers of shares will be suspended. To rank for the final dividend, all transfers must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:00 p.m. on 2 May 2006.

5. The 21-day book close period (from 3 May 2006 to 24 May 2006) is set to allow sufficient time for members of the Company to complete and return the declaration of voting controllers as required under the provisions of the Broadcasting Ordinance.

Directors

6. In relation to agenda item No. (3) in the Notice of Annual General Meeting regarding re-election of Directors: Ms. Mona Fong, Dr. Li Dak Sum and Mr. Kevin Lo Chung Ping are retiring at the Annual General Meeting pursuant to Article 114(A) of the Company's Articles of Association and, being eligible, offer themselves for re-election. The re-election of the retiring Directors will be individually voted on by shareholders.

7. The biographical details of each of the Directors who stand for re-election at the Annual General Meeting, as at 29 March 2006, being the latest practicable date prior to the release of the Notice of Annual General Meeting ("the latest practicable date"), are set out below to enable shareholders to make an informed decision on their re-election. Save for the information set out in this paragraph and in paragraphs 6, 8 and 9, there is no information to be disclosed pursuant to any of the requirements under Paragraphs (h) to (v) of Rule 13.51(2) of the Listing Rules and there are no other matters that need to be brought to the attention of shareholders in respect of the Directors who stand for re-election at the Annual General Meeting.

7.1 Ms. Mona Fong (age 71)

Ms. Lee Mong Lan, alias Mona Fong, has been a Director of the Company since 1988 and Deputy Chairperson since 25 October 2000. Ms. Fong is the wife of Sir Run Run Shaw, the Executive Chairman of the Company.

Ms. Fong is a member of the Executive Committee and Remuneration Committee of the Board. She also serves on the boards of various subsidiaries and associated companies of the Company.

Ms. Fong is the Deputy Chairperson and Managing Director of Shaw Brothers (Hong Kong) Limited, a company listed on the Exchange, and Chairperson and Managing Director of the Shaw group of companies. She is also the Chairperson of The Shaw Foundation Hong Kong Limited, The Shaw Prize Foundation Limited and The Sir Run Run Shaw Charitable Trust and member of the Board of Trustees of the Shaw College of the Chinese University of Hong Kong.

7.2 Dr. Li Dak Sum DSSc. (Hon.), J.P. (age 85)

Dr. Li Dak Sum was appointed a Director of the Company in 1995 and is an Independent Non-executive Director of the Company. He has met the independence guidelines set out in Rule 3.13 of the Listing Rules and has submitted to the Exchange a written confirmation concerning his independence to the Company. Dr. Li has also given an annual confirmation of his independence to the Company. He has no financial or family relationships with any other Directors, Senior Management or substantial shareholders of the Company.

Dr. Li is the Chairman of Sharp-Roxy (Hong Kong) Limited which markets "Sharp" products in Hong Kong and China. Dr. Li is also the Chairman of various hotel operations in Singapore, Australia and New Zealand.

In the past three years, Dr. Li has not served as a director of any other listed public companies.

7.3 Mr. Kevin Lo Chung Ping (age 69)

Mr. Kevin Lo Chung Ping joined the Company in 1966 as Project Engineer and as General Manager from 1978 to 1980. He was appointed a Director in 1977 and is a Non-executive Director of the Company. He is a member of the Executive Committee of the Board. He also serves on the boards of five subsidiaries of the Company.

Mr. Lo has no financial or family relationships with any other Directors, Senior Management or substantial shareholders of the Company.

In the past three years, Mr. Lo has been an Executive Director of Gold Peak Industries (Holdings) Limited, a company listed on the Exchange.

8. With the exception of Mr. Kevin Lo Chung Ping, all the other Directors who stand for re-election at the Annual General Meeting have interests in the shares of the Company. Such Directors' interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance are set out below and remain unchanged as at the latest practicable date.

	No. of Ordinary Shares of HK$0.05 Each				
	Personal Interests	**Family Interests**	**Corporate Interests**	**Total**	**Percentage of Issued Capital (%)**
Mona Fong	1,146,000	-	-	1,146,000	0.26%
Dr. Li Dak Sum	-	-	300,000*	300,000	0.07%

* The shares were held by Roxy Property Investments Co. Ltd. in which Dr. Li Dak Sum holds 100% equity interests.

All the interests stated above represent long positions.

A report of the beneficial interests of all the Directors and chief executive in the shares of the Company as recorded in the register maintained under Section 352 of the Securities and Futures Ordinance is set out in the Directors' Report in the Company's 2005 Annual Report.

9. The fees paid during the year ended 31 December 2005 to the Directors who stand for re-election at the Annual General Meeting are set out below:

	Deputy Chairperson HK$	**Director HK$**	**Member of Executive Committee HK$**	**Member of Audit Committee HK$**	**Member of Remuneration Committee HK$**
Mona Fong	150,000	30,000	75,000	-	3,781
Dr. Li Dak Sum	-	30,000	-	20,000	-
Kevin Lo Chung Ping	-	30,000	75,000	-	-

10. It was recommended that the Directors' Fee be increased from HK$30,000 per annum to HK$75,000 per annum, to be effective from 1 July 2006.

The above Directors' Fee does not include any additional fees payable to Directors serving on the Board Committees, which have been approved by the Board at its meeting on 22 March 2006 pursuant to Article 101 of the Company's Articles of Association and are set out below:

Executive Committee	**Fee** (HK$ per annum) (applicable up to 30 June 2006)	**Approved revised fee** (HK$ per annum) (w.e.f. 1 July 2006)
Chairman	-	-
Member	75,000	75,000
Audit Committee		
Chairman	140,000	140,000
Member	20,000	50,000
Remuneration Committee		
Chairman	15,000	40,000
Member	10,000	30,000

General Mandates to Issue and Repurchase Shares

11. In relation to Agenda Item (6)(I), the purpose of this resolution is to give a General Mandate to authorise the Directors to issue additional shares.

12. In relation to Agenda Item (6)(II), the purpose of this resolution is to give a General Mandate to authorise the Directors to repurchase issued shares.

13. In relation to Agenda Item (6)(III), the purpose of this resolution is to extend the authority given under Resolution (6)(I) to shares repurchased under the authority given in Resolution (6)(II).

Right to Demand a Poll

14. Pursuant to Article 73 of the Articles of Association of the Company, a resolution put to the vote of the meeting shall be decided on a show of hands, but a poll may be demanded

    (A) (before or on the declaration of the result of the show of hands or the withdrawal of any other demand for a poll) by:

        (i) the Chairman; or

        (ii) at least three Members present in person or by proxy for the time being entitled to vote at the meeting; or

        (iii) by any Member or Members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the Members having the right to vote at the meeting; or

        (iv) by a Member or Members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right; or

    (B) (before, at or during the general meeting) a poll is directed orally or by notice in writing by the Broadcasting Authority to be conducted upon any resolution put or to be put to the general meeting pursuant to Section 19(3) of Schedule 1 to the Broadcasting Ordinance.

15. Pursuant to Article 73, the Chairman will demand a poll on each of the resolutions to be put to the forthcoming general meeting. The results of the poll will be published in the local newspapers and on the Company's and the Exchange's websites on the business day following the Annual General Meeting.

Directors:
Sir Run Run Shaw, G.B.M. – *Executive Chairman*
Dr. Norman Leung Nai Pang, G.B.S., LL.D., J.P. – *Executive Deputy Chairman*
Mona Fong – *Deputy Chairperson*
Louis Page – *Managing Director*
Dr. Chow Yei Ching, G.B.S.
Ho Ting Kwan
Chien Lee *
Christina Lee Look Ngan Kwan
Dr. Li Dak Sum, DSSc. (Hon.), J.P. *
Kevin Lo Chung Ping
Robert Sze Tsai To *
Anthony Hsien Pin Lee *(Alternate Director to Christina Lee Look Ngan Kwan)*

* *Independent Non-executive Directors*

Registered office and principal place of business:
TVB City
77 Chun Choi Street
Tseung Kwan O Industrial Estate
Kowloon
Hong Kong

12 April 2006

To Shareholders
Dear Sir or Madam,

EXPLANATORY STATEMENT REGARDING GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES

Introduction

This explanatory statement and the appendix contain all the information required pursuant to the Rules Governing the Listing of Securities ("Listing Rules") on The Stock Exchange of Hong Kong Limited ("Stock Exchange") to enable shareholders of the Company to make an informed decision on whether to vote for or against ordinary resolutions to renew the Directors' general mandates to 1) repurchase Ordinary Shares of HK$0.05 each in the capital of the Company ("Shares") ("Share Repurchase Mandate") and 2) issue Shares ("Share Issue Mandate"). The resolutions will be proposed at the annual general meeting of the Company to be held on 24 May 2006 ("Annual General Meeting").

General mandate to repurchase Shares

At the annual general meeting of the Company held on 25 May 2005, a general mandate ("Existing Repurchase Mandate") was given by the Company to the Directors to exercise the powers of the Company to repurchase Shares with an aggregate nominal amount of up to 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of the resolution. Under the Listing Rules, the Existing Repurchase Mandate will lapse at the conclusion of the Annual General Meeting.

An ordinary resolution will be proposed at the Annual General Meeting to grant to the Directors a general mandate to exercise the powers of the Company to repurchase Shares ("Share Repurchase Mandate") not exceeding 10 per cent of the issued share capital of the Company at the date of passing such ordinary resolution.

General mandate to issue Shares

At the annual general meeting of the Company held on 25 May 2005, a general mandate ("Existing Issue Mandate") was given by the Company to the Directors to exercise the powers of the Company to allot, issue and deal with Shares not exceeding 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of the resolution and such general mandate was extended by adding to it the aggregate nominal amount of any Shares repurchased by the Company under the authority to repurchase Shares granted on that date. Under the Listing Rules, the Existing Issue Mandate to allot, issue and deal with Shares will also lapse at the conclusion of the Annual General Meeting.

An ordinary resolution will accordingly be proposed at the Annual General Meeting to grant to the Directors a general mandate to allot, issue and deal with Shares ("Share Issue Mandate") and approving an extension of the Share Issue Mandate.

The Directors believe that the granting of the Share Repurchase Mandate and the Share Issue Mandate are in the best interests of the Company as well as its shareholders. Accordingly, the Directors recommend that all shareholders of the Company should vote in favour of all the aforesaid resolutions set out in the Notice of Annual General Meeting.

Yours faithfully,
For and on behalf of the Board

Run Run Shaw
Executive Chairman

APPENDIX

The explanatory statement ("Explanatory Statement") set out below contains the information required to be sent to the shareholders under Rule 10.06(1)(b) of the Listing Rules. This Explanatory Statement also constitutes the memorandum of the terms of the proposed repurchases as required under section 49BA of the Companies Ordinance.

1. Listing Rules requirement for repurchase of Shares

The Listing Rules permit companies with a primary listing on the Stock Exchange to repurchase their shares on the Stock Exchange subject to certain restrictions, the most important of which are summarised below:

(a) *Shareholder approval*

All proposed share repurchases on the Stock Exchange by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution of shareholders, either by way of general mandate or by specific approval in relation to specific transactions.

Such authority may only continue in force during the period from the passing of the resolution until the next annual general meeting of that company or the expiration of the period within which the next annual general meeting of that company is required by the memorandum and articles of association of that company or any applicable law to be held or the revocation or variation of the resolution by an ordinary resolution of the shareholders of that company in general meeting, whichever is the earliest.

(b) *Maximum number of shares to be repurchased and subsequent issues*

A maximum of 10 per cent of the fully-paid issued share capital of a company at the date of passing of the relevant resolution may be repurchased on the Stock Exchange. A company may not issue or announce a proposed issue of new shares for a period of 30 days immediately following a shares repurchase (other than an issue of shares pursuant to the exercise of warrants, share options or similar instruments requiring the company to issue shares, which were outstanding prior to such repurchase) without the prior approval of the Stock Exchange.

2. Number of Shares subject to the Repurchase Mandate

As at 29 March 2006, being the latest practicable date prior to the printing of this Explanatory Statement ("Latest Practicable Date"), the issued share capital of the Company comprised 438,000,000 shares of HK$0.05 each. If the ordinary resolution authorising the Directors of the Company to repurchase its own shares ("Repurchase Mandate") is passed at the Annual General Meeting of the Company to be held on 24 May 2006, and assuming that no shares in the Company are issued or repurchased prior to the date of passing the said resolution, up to 43,800,000 fully paid-up shares representing 10 per cent of the existing issued share capital of the Company, may be repurchased by the Company during the period from the date of the passing of the resolution up to the conclusion of the next annual general meeting. The shares to be repurchased by the Company must be fully paid up.

3. Source of funds

Repurchases must be funded out of funds legally available for such purpose in accordance with the memorandum and articles of association of the Company and the Companies Ordinance of Hong Kong. It is envisaged that the funds required for any repurchase would be derived from the Company's available cash flow or working capital facilities.

4. Reasons for repurchases

The Directors believe that it is in the best interests of the Company and its shareholders for the Directors to have a general authority from the shareholders to enable the Company to repurchase its own shares in the market at any appropriate time. Such repurchases may, depending on market conditions and funding arrangements at that time, lead to an enhancement of the net asset value of the Company and/or its earnings per share and will only be made when the Directors believe that such repurchases will benefit the Company and its shareholders.

5. Financial effect of repurchases

The Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the funding requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company. However, on the basis of the consolidated financial position of the Company as at 31 December 2005 (being the date to which the latest published audited financial statements of the Company have been made up), there might be a material adverse impact on the funding or gearing position of the Company in the event that the Repurchase Mandate is exercised in full.

6. Disclosure of Interests

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchases pursuant to the Repurchase Mandate set out in the Notice of Annual General Meeting in accordance with the Listing Rules and the Companies Ordinance.

None of the Directors nor, to the best of their knowledge, having made all reasonable enquiries, any of their associates have any present intention to sell any of the Company's shares to the Company or its subsidiaries if the Repurchase Mandate is approved and exercised.

No connected persons (as defined in the Listing Rules) of the Company have notified the Company that they have a present intention to sell any of the Company's shares to the Company, or have undertaken not to do so, if the Repurchase Mandate is approved and exercised.

7. Hong Kong Code on Takeovers and Mergers

If, as the result of a repurchase of the Company's shares, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Hong Kong Code on Takeovers and Mergers ("Takeovers Code"). As a result, a shareholder, or a group of shareholders acting in concert, could, depending on the level of increase of shareholders' interest, obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code. As at the Latest Practicable Date, Shaw Brothers (Hong Kong) Limited and associated parties held a total of 142,320,828 shares in the Company, representing 32.49 per cent of the existing issued share capital of the Company. If the Directors were to exercise the Repurchase Mandate in full, such shares would represent approximately 36.10 per cent of the issued share capital of the Company, and an obligation to make a general offer to shareholders may arise as a result. According to the Takeovers Code, the Company may repurchase a maximum of 7.16 per cent of the Company's existing issued share capital before an obligation to make a general offer to shareholders is triggered. It is not the present intention of the Directors to exercise the Repurchase Mandate in such manner as to trigger off any general offer obligations.

Directors of the Company have no intention to exercise the Repurchase Mandate to such an extent which shall result in the level of shareholdings in the Company held in the hands of the public fall below the minimum prescribed percentage of 25% laid down in Rule 8.08 of the Listing Rules.

8. Share repurchases made by the Company

The Company has not repurchased its own shares (whether on the Stock Exchange or otherwise) in the past six months preceding the date of this Explanatory Statement.

9. Share Prices

The highest and lowest prices at which the Company's shares were traded on the Stock Exchange in each of the 12 months prior to the Latest Practicable Date were as follows:

	Month	Highest (HK$)	Lowest (HK$)
2005	March	39.60	33.80
	April	42.10	38.80
	May	42.10	37.50
	June	47.20	39.60
	July	46.75	42.90
	August	47.15	42.50
	September	47.80	39.80
	October	47.25	41.40
	November	43.70	39.30
	December	42.00	40.05
2006	January	45.80	41.20
	February	44.00	39.50

The notice convening the Annual General Meeting of the Company to be held at the Harbour Room, Mezzanine Floor, Kowloon Shangri-la Hotel, Tsim Sha Tsui East, Kowloon on Wednesday, 24 May 2006 at 11:00 a.m. is enclosed with the 2005 Annual Report of the Company to be despatched to shareholders together with this Explanatory Statement.

6. 權益披露

董事已向聯交所承諾，倘仍屬適用之情況下，彼等均會根據上市規則及公司條例載於股東周年大會通告之購回授權，行使本公司權力進行購回事宜。

各董事或(就彼等經一切合理查詢後深知)彼等之任何聯繫人士目前均無意於購回授權獲批准及行使後，將任何本公司股份售予本公司或其附屬公司。

本公司現時並無接獲「關連人士」(定義見上市規則)通知，表示彼等目前有意於購回授權獲批准及行使後，將任何本公司股份售予本公司，或已承諾不會向本公司出售股份。

7. 收購及合併守則

倘因購回本公司股份導致股東在本公司表決權所佔權益比例增加，就香港收購及合併守則(「收購守則」)而言，該項增加將作為一項收購處理。因此，視乎增持股權之水平而定，任何一位股東或行動一致之多位股東可獲得或鞏固本公司之控制權，並須遵照收購守則第26條及第32條提出強制性收購建議。於最後可行日期，邵氏兄弟(香港)有限公司及其相聯人士合共持有142,320,828股本公司股份，佔本公司現有已發行股本32.49%。倘董事行使全部購回授權，該等股份將佔本公司已發行股本約36.10%，彼等亦可能因此須向股東提出全面收購建議。根據收購守則，本公司可購回本公司現有已發行股本不多於7.16%，否則將會導致彼等有責任向股東提出全面收購建議。由於上述行動會引發提出全面收購建議，董事現無意行使購回授權。

本公司董事無意行使購回授權以致令本公司股份的公眾持股量下跌至低於上市規則第8.08條所指定的最低比率，即25%。

8. 本公司購回之股份

本公司於本函件刊發日前過去六個月概無在聯交所或以其他途徑購回其本身之股份。

9. 股份價格

本公司股份於最後可行日期前十二個月每個月在聯交所之最高及最低成交價格如下：

	月份	最高 （港幣）	最低 （港幣）
二〇〇五年	三月	39.60	33.80
	四月	42.10	38.80
	五月	42.10	37.50
	六月	47.20	39.60
	七月	46.75	42.90
	八月	47.15	42.50
	九月	47.80	39.80
	十月	47.25	41.40
	十一月	43.70	39.30
	十二月	42.00	40.05
二〇〇六年	一月	45.80	41.20
	二月	44.00	39.50

本公司謹定於二〇〇六年五月二十四日星期三上午十一時正於九龍尖沙咀東九龍香格里拉酒店閣樓海景廳召開年會，大會通告隨附本公司之二〇〇五年度周年報告，將連同本說明函件一併寄發予股東。

以下說明函件載有上市規則第10.06(1)(b) 條規定須向股東提供之資料。本說明函件亦構成公司條例第49BA條所規定之擬購回股份條款之大綱。

1. 有關購回股份之上市規則規定

上市規則准許以聯交所為第一上市市場之公司在聯交所購回其股份，惟須受到若干限制，其中最重要者概述如下：

(a) 股東批准

以聯交所為第一上市市場之公司擬在聯交所進行之所有購回股份事宜，必須事先由股東通過普通決議案批准(不論透過一般授權或有關特定交易之特別批准)。

上述授權僅可於通過有關決議案至該公司下屆股東周年大會，或該公司之公司組織章程大綱及細則或任何適用法例規定該公司下屆股東周年大會須予舉行之期限屆滿，或該公司股東於股東大會上通過普通決議案撤回或修訂有關決議案(以較早者為準)之期間內持續有效。

(b) 最多可購回之股份數目及其後之發行事宜

在聯交所可購回之股份最多以有關決議案通過之日公司已發行繳足股本10%為限。緊隨購回股份後三十日內，若未得聯交所事先批准，公司不得發行或宣布擬發行新股(根據購回前仍未行使之認股權證、購股權或規定公司發行股份之類似文據獲行使而發行股份除外)。

2. 購回授權規限之股份數目

於二〇〇六年三月二十九日，即本通函付印前之最後可行日期(「最後可行日期」)，本公司已發行股本由每股面值港幣0.05元共438,000,000股組成。倘授權本公司董事購回其本身股份之普通決議案在本公司於二〇〇六年五月二十四日召開之年會上通過，並假設通過上述決議案之日前本公司並無發行或購回股份，自該決議案通過當日起至下屆股東周年大會結束期間，本公司可購回最多佔本公司現有已發行股本之10%股份，即43,800,000股已繳足股份。本公司購回之股份須為繳足股份。

3. 資金來源

購回股份時必須運用根據本公司之公司組織章程大綱及細則以及香港公司條例規定，可合法撥作購回用途之資金，並假設任何回購需用之資金可由本公司之現金流量或營運資金融資提供。

4. 購回股份之理由

董事相信，向股東尋求一般授權使本公司得以於任何適當時間在市場上購回本身股份，乃符合本公司及其股東之最佳利益。視乎當時之市場情況及資金安排而定，該等購回事宜可能會導致本公司之資產淨值及/或每股盈利有所增加，惟只有在董事相信對本公司及其股東有利時方會進行。

5. 購回股份對財務狀況之影響

董事不擬在對本公司資金需求或董事不時認為適合本公司之資本負債比率構成任何重大不利影響之情況下行使購回授權。然而，根據本公司於二〇〇五年十二月三十一日(本公司最近期公布之經審核財務報表編製之日)之綜合財務狀況，倘購回授權獲全面行使，可能會對本公司之資金或資本負債比率構成重大不利影響。

發行股份之一般授權

於二〇〇五年五月二十五日召開之本公司股東周年大會上，本公司授予董事一般授權(「現有發行授權」)，以行使本公司權力配發、發行及買賣股份，惟不得超過決議案獲通過當日本公司已發行股本面值總額之10%，並加上本公司根據當日授出購回股份之授權而購回任何股份之面值總額，以擴大該一般授權。根據上市規則，配發、發行及買賣股份之現有發行授權將於年會結束時失效。

因此，本公司將於年會上提呈一項普通決議案，授予董事一般授權(「股份發行授權」)以配發、發行及買賣股份，及批准擴大股份發行授權。

董事相信，授出股份購回授權及股份發行授權等事宜均符合本公司及各股東的最佳利益。因此，董事建議本公司全體股東投票贊成所有上述決議案(詳見股東周年大會通告)。

此致
列位股東 台照

承董事局命

邵逸夫
行政主席
謹啟

二〇〇六年四月十二日

香港聯合交易所有限公司對本說明函件之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本說明函件全部或任何部分內容而產生或因依賴該等內容而引致之任何損失承擔責任。

董事：
邵逸夫爵士，G.B.M.－*行政主席*
梁乃鵬博士，G.B.S., LL.D., J.P.－*副行政主席*
方逸華－*副主席*
費道宜－*董事總經理*
周亦卿博士，G.B.S.
何定鈞
利乾 *
利陸雁群
李達三博士，DSSc. (Hon.), J.P.*
羅仲炳
史習陶 *
利憲彬 (利陸雁群之替任董事)

註冊辦事處及主要營業地點：
香港
九龍
將軍澳工業邨
駿才街七十七號
電視廣播城

* *獨立非執行董事*

敬啟者：

說明函件
有關購回股份及發行股份之一般授權

緒言

本說明函件及附錄載有根據香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)須提供之所有資料，以便本公司股東就普通決議案是否投贊成或反對票作知情決定。該等普通決議案乃有關更新董事之一般授權，以 1)購回本公司股本中每股面值港幣0.05元之普通股股份(「股份」)(「股份購回授權」)及 2)發行股份(「股份發行授權」)。本公司將於二〇〇六年五月二十四日召開之股東周年大會(「年會」)上提呈該等決議案。

購回股份之一般授權

於二〇〇五年五月二十五日召開之本公司股東周年大會上，本公司授予董事一般授權(「現有購回授權」)，以行使本公司權力購回股份，惟面值總額不得超過決議案獲通過當日本公司已發行股本面值總額之10%。根據上市規則，現有購回授權將於年會結束時失效。

本公司將於年會上提呈一項普通決議案，授予董事一般授權以行使本公司權力購回股份(「股份購回授權」)，惟購回之股份不得超過該項普通決議案獲通過當日本公司已發行股本之10%。

10. 建議由二〇〇六年七月一日起，將董事酬金由每年港幣30,000元增至每年港幣75,000元。

上述董事酬金並未包括付予董事委員會成員之任何額外酬金，該等酬金已按照本公司組織章程細則第101條的規定，於2006年3月22日舉行的會議上獲董事局通過，詳情如下：

	酬金 (每年港幣) (於2006年6月30前適用)	已批核酬金 (每年港幣) (於2006年7月1日生效)
行政委員會		
主席	-	-
成員	75,000	75,000
審核委員會		
主席	140,000	140,000
成員	20,000	50,000
薪酬委員會		
主席	15,000	40,000
成員	10,000	30,000

發行及購回股份的一般授權

11. 有關通告第(6)(I)項決議案的一般授權旨在全面授權批准董事局發行新股。

12. 有關通告第(6)(II)項決議案的一般授權旨在全面授權批准董事局購回已發行股份。

13. 有關通告第(6)(III)項的決議案，旨在擴展第(6)(I)項決議案所授之權力至包括根據第(6)(II)項決議案授權所購回的股份。

要求按股數投票方式表決的權利

14. 根據本公司章程細則第73條，每項提呈股東大會表決的決議案須首先以舉手方式由在場的股東投票表決，但

(A) (在宣布舉手投票結果之前或當時，或其他任何以按股數投票方式表決之要求被收回之前或當時)下列人士可以要求以按股數投票方式表決：

(i) 主席；或

(ii) 不少於三名當時有權在會上投票的股東(包括獲股東委任為代表的人士)；或

(iii) 代表有權在會上投票的全部股東之中不少於十分之一投票權的一名或多名股東(包括獲股東委任為代表的人士)；或

(iv) 持有附大會投票權股份的一名或多名股東(包括獲股東委任為代表的人士)，而該等股份合計的已繳足股本須不少於全部授予投票權股份的已繳足股本總額的十分之一；或

(B) (於股東大會舉行前或期間)，廣播事務管理局根據廣播條例附表一第19(3)條可以口頭或書面要求以按股數投票方式表決每項提呈的決議案。

15. 根據第73條規定，主席將於來屆股東大會上要求以按股數投票方式表決所有提呈的決議案，投票結果將於緊接著股東周年大會後的營業日於本地報章刊登，以及本公司和聯交所的網站公布。

7.3 羅仲炳先生 (六十九歲)

羅仲炳先生於一九六六年加入本公司為項目工程師，並由一九七八年至一九八〇年間出任總經理。他於一九七七年獲委任為董事，現為本公司非執行董事，並兼任董事局行政委員會成員。他是本公司旗下五家附屬公司的董事局成員。

他與本公司其他董事、高層管理人員或主要股東概無財務或親屬關係。

於過去三年間，羅先生一直擔任聯交所上市公司金山工業(集團)有限公司執行董事。

8. 除羅仲炳先生外，所有將於股東周年大會上膺選連任之董事均持有本公司的股份。此等董事所持有本公司的股份權益(根據《證券及期貨條例》第XV部的定義)已載列於下文。有關資料於最後可行日期並無任何變動。

	每股面值港幣**0.05**元的普通股數目				
	個人權益	家族權益	公司權益	合計	佔已發行股本百分比 (%)
方逸華	1,146,000	-	-	1,146,000	0.26%
李達三博士	-	-	300,000*	300,000	0.07%

* 該批股份由樂聲物業投資有限公司持有，而李達三博士持有該公司的全部股本權益。

上文所述之全部權益皆屬好倉。

所有董事及行政總裁在本公司股份的實益權益(如《證券及期貨條例》第352條規定存置的記錄冊所載)於本公司二〇〇五年度周年報告的董事報告書內列報。

9. 所有將於股東周年大會上膺選連任之董事，其截至二〇〇五年十二月三十一日止年度內所收取的酬金如下：

	副主席 港幣	董事 港幣	行政委員會 成員 港幣	審核委員會 成員 港幣	薪酬委員會 成員 港幣
方逸華	150,000	30,000	75,000	-	3,781
李達三博士	-	30,000	-	20,000	-
羅仲炳	-	30,000	75,000	-	-

附註：

委任代表資料

1. 本公司將於二〇〇六年五月二十四日召開股東周年大會(「股東周年大會」)。凡有關出席股東周年大會及投票之股東，均可委派代表出席及投票。該名代表毋須為本公司之股東。

2. 本通告附奉股東周年大會投票委託書。投票委託書必須連同經簽署之授權書或其他授權文件(如有)，或經核實之授權書或授權文件副本，最遲須於股東周年大會指定召開時間48小時前送達香港灣仔皇后大道東一八三號合和中心四十六樓本公司之股份過戶登記處——香港中央證券登記有限公司，方為有效。若未能符合上述規定，投票委託書及授權書或其他授權文件將視為無效。

股息

3. 董事局建議就二〇〇五年十二月三十一日止年度已發行之438,000,000股股票，向於二〇〇六年五月二十四日名列股東名冊上之股東派發末期股息每股港幣1.30元。末期股息有待股東於股東周年大會上通過。

4. 本公司將於二〇〇六年五月三日至二〇〇六年五月二十四日期間(包括首尾兩天)暫停辦理股份過戶登記手續。凡擬獲發末期股息的人士，請於二〇〇六年五月二日下午四時前，將所有過戶文件送達香港灣仔皇后大道東一八三號合和中心十七樓本公司股份過戶登記處——香港中央證券登記有限公司，辦理過戶手續。

5. 本公司訂立由二〇〇六年五月三日起至二〇〇六年五月二十四日止21天的截止過戶日期，是為了讓本公司股東有足夠時間按照廣播條例的規定，填妥及交還表決控權人聲明書。

董事

6. 有關股東周年大會通告的第(3)項議程——「選舉連任董事」，方逸華女士、李達三博士及羅仲炳先生根據本公司的章程細則第114(A) 條規定，於股東周年大會上依章輪值退任，惟合資格並願意膺選連任。各退任董事之連選將由股東投票逐一表決。

7. 下文載列了股東周年大會上膺選連任的董事於二〇〇六年三月二十九日(股東周年大會通告發布前之最後可行日期)(「最後可行日期」)的個人資料，以協助股東就選舉連任董事作出知情的決定。就股東周年大會上膺選連任的董事而言，除了本段、第6、8及9段所載資料外，並無其他按香港聯合交易所有限公司證券上市規則(「上市規則」)第13.51(2)條第(h)至(v)段之規定而須披露的資料，亦無其他必須股東垂注的事宜。

7.1 方逸華女士 (七十一歲)

李夢蘭女士(別名方逸華)自一九八八年起擔任本公司董事，及後自二〇〇〇年十月二十五日起擔任本公司副主席。方女士是本公司行政主席邵逸夫爵士之夫人。

方女士為董事局的行政及薪酬委員會成員。她兼任本公司旗下多家附屬公司和聯營公司的董事會成員。

方女士為聯交所上市公司邵氏兄弟(香港)有限公司副主席兼執行董事、邵氏集團主席兼執行董事、邵氏基金(香港)有限公司主席、邵逸夫獎基金會有限公司主席、邵逸夫慈善信託基金主席，以及香港中文大學逸夫書院校董會成員。

7.2 李達三博士 DSSc. (Hon.), J.P. (八十五歲)

李達三博士於一九九五年獲委任為本公司董事，現為本公司的獨立非執行董事，其獨立性符合上市規則第3.13條所載指引的規定，並已向聯交所書面確認其對本公司的獨立性。李博士亦按年向本公司確認其獨立身分。他與本公司其他董事、高層管理人員或主要股東概無財務或親屬關係。

李達三博士為聲寶-樂聲(香港)有限公司主席，該公司在香港及中國銷售「聲寶牌」產品。李博士亦為新加坡、澳洲及新西蘭多項酒店業務之主席。

於過去三年間，李博士並沒有擔任其他任何上市公司的董事。

(iii) 本公司之股東於股東周年大會上通過普通決議案撤銷、修改或重訂本決議案對本公司董事局授權之日；及

「供股」指在本公司董事局所定之期間內，向股東名冊內於指定記錄日期所載之股份持有人(及如適用時，有權獲配售本公司其他證券之持有人)按當時其持有該等股份(或如適用時其他證券)之比例，提出配售本公司股份或配售有權認購股份之認股權證、購股期權或其他證券，惟本公司董事局有權就零碎股份或因在香港以外任何地區之任何法律限制或責任，或任何認可監管機構或任何證券交易所之規定，作出其認為必要或權宜之豁免或其他安排。

(II) 動議：

(a) 在下文(b)段下之規限下，一般及無條件批准本公司董事局於有關期間內行使本公司所有權力，於香港聯合交易所有限公司或經證券及期貨事務監察委員會及香港聯合交易所有限公司所認可，而本公司股份可能在其上市之任何其他證券交易所，購買股份；

(b) 本公司依據(a)段之批准，於有關期間內可購買之股份面值總額不得超過於本決議案通過當日本公司之已發行股本面值總額之10%，而依據(a)段之批准亦須受此限制；及

(c) 就本決議案而言，「有關期間」指本決議案通過之日至下列任何一項中較早日期之期間：

(i) 本公司下屆股東周年大會結束時；

(ii) 本公司章程細則或任何其他適用法律規定本公司須召開下屆股東周年大會之期限屆滿之日；及

(iii) 本公司之股東於股東大會上通過普通決議案撤銷、修改或重訂本決議案對本公司董事局授權之日。

(III) 動議授權本公司董事局就決議案(I)(c)(ii)段所述之本公司股本，行使該決議案(a)段所述之本公司權力。

(IV) 動議根據公司條例第99(2)條的規定，將本公司在2006曆年內按公司條例第99(1)條規定而暫停辦理股份過戶登記手續的期限，由30天延長至60天。

承董事局命

麥佑基
公司秘書

香港，二○○六年四月十二日

電視廣播有限公司

(於香港註冊成立之有限公司)

股份代號：511

股東周年大會通告

茲通告本公司將於二〇〇六年五月二十四日(星期三)上午十一時假香港九龍尖沙咀東部九龍香格里拉酒店閣樓海景廳召開股東周年大會，議程如下：-

(1) 省覽截至二〇〇五年十二月三十一日止年度本公司之帳目、董事局及核數師報告書；

(2) 批准截至二〇〇五年十二月三十一日止年度末期股息；

(3) 選舉連任之董事；

(4) 批准董事年度袍金(有關修訂袍金將於二〇〇六年七月一日起生效及於截至二〇〇六年十二月三十一日止之財政年度以攤分基準支付給董事)，有關袍金將維持不變，直至本公司於股東大會另作決定；

(5) 續聘核數師，並授權董事局釐定其酬金；及

(6) 作為特別事項考慮並酌情通過下列決議案為普通決議案：-

(I) 動議：

(a) 在下文(c)段之規限下以及取代一切以往之授權，一般及無條件批准本公司董事局於有關期間內行使本公司所有權力，以配發、發行及處理本公司股本中之未發行股份，以及作出或授予可能需要行使該等權力之售股建議、協議、購股期權及其他權利，或發行證券；

(b) 上文(a)段之批准將授權本公司董事局於有關期間內，作出或授予可能需要於有關期間結束後行使該等權力之售股建議、協議、購股期權及其他權利，以及發行證券；

(c) 本公司董事局依據上文(a)段之批准配發或同意有條件或無條件配發或發行(不論是否依據購股期權或以其他方式而配發或發行)之股本面值總額，惟不包括依據(i)供股；或(ii)根據本公司章程細則就代替本公司之普通股(於此及下文決議案(II)所定義之普通股，下稱「股份」)之全部或部分股息之以股代息或類似安排而配發之股份，不得超過下述總額：

(i) 於本決議案通過當日本公司之已發行股本面值總額之10%；及

(ii) (若本公司董事局獲本公司股東於另一普通決議案所授權)於本決議案通過後，本公司所購回之本公司任何股本之面值(最高相等於在本決議案通過當日本公司之已發行股本面值總額之10%)，

而上述批准亦應受此限制；及

(d) 就本決議案而言，「有關期間」指本決議案通過之日至下列任何一項中較早日期之期間：

(i) 本公司下屆股東周年大會結束時；

(ii) 本公司章程細則或任何其他適用法律規定本公司須召開下屆股東周年大會之期限屆滿之日；及

電視廣播有限公司

股東周年大會代表委任表格

本人／吾等＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

居於＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

為上述公司之股東，茲委任＿＿＿＿＿＿＿＿＿＿＿＿＿，居於＿＿＿＿＿＿＿＿＿

＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿，若其不克出席則改由大會主席為本人／吾等之代表，代表本人／吾等於上述公司在二〇〇六年五月二十四日舉行之股東周年大會及其一切續會時出席及投票。

本人/吾等指示本人/吾等代表按下列指示投票：

	普通決議案	贊成	反對
1	接納及通過截至二〇〇五年十二月三十一日止年度帳目、董事局及核數師報告書		
2	通過派發截至二〇〇五年十二月三十一日止年度之末期股息		
3	選舉下列連任董事： (i) 方逸華女士		
	(ii) 李達三博士		
	(iii) 羅仲炳先生		
4	通過董事年度袍金		
5	續聘羅兵咸永道會計師事務所為本公司核數師及授權董事局釐定其酬金		
6(I)	全面授權董事局發行新股		
6(II)	全面授權董事局購回已發行股份		
6(III)	擴展根據決議案第6(I)項賦予董事局之權力至包括根據第6(II)項決議案授權所購回的股份		
6(IV)	將暫停辦理股份過戶登記手續的期限由30天延長至60天		

附註：

1. 請用正楷填寫姓名及住址。
2. 請在空欄內填上閣下所擬委派代表之姓名及住址。代表委任表格如有任何更改，均須由簽署人簡簽作實。代表毋須為本公司股東。
3. 若任命人為公司，代表委任表格必須蓋上公司印鑑或由其正式授權之職員或授權人簽署。
4. 如屬聯名股東，代表委任表格必須由在本公司股東名冊上排名首位之聯名股東簽署。
5. 注意：閣下如贊成某項決議案，請在「贊成」欄內填上「✓」號。閣下如反對某項決議案，請在「反對」欄內填上「✓」號。如在欄內並無指示，閣下之代表將可按其意願作出投票。
6. 此代表委任表格連同已簽署的授權書，必須在大會或其續會舉行前四十八小時送抵香港皇后大道東一八三號合和中心四十六樓香港中央證券登記有限公司，方為有效。

股東簽署

＿＿＿＿＿＿＿＿＿＿＿＿

日期＿＿＿＿＿＿＿＿＿＿

此代表委任表格 代表之普通股數目

TELEVISION BROADCASTS LIMITED

Proxy Form for Annual General Meeting

/e ______________________________ of ______________

____

ing a Member of the above-named Company, hereby appoint ______________________

______________________________ of ______________

____, or failing

m the Chairman of the meeting as my/our proxy, to attend and to vote on my/our behalf at the Annual eneral Meeting of the said Company to be held on 24 May 2006 and at any adjournment thereof.

We direct that my/our proxy vote as indicated:

	Ordinary Resolution	For	Against
1	To adopt the Accounts and the Reports of the Directors and the Auditors for the year ended 31 December 2005		
2	To sanction a final dividend for the year ended 31 December 2005		
3	To re-elect retiring Directors: (i) Ms. Mona Fong		
	(ii) Dr. Li Dak Sum		
	(iii) Mr. Kevin Lo Chung Ping		
4	To approve annual Directors' fee		
5	To re-appoint PricewaterhouseCoopers as Auditors of the Company and authorise Directors to fix their remuneration		
6(I)	To give a general mandate to Directors to issue additional shares		
6(II)	To give a general mandate to Directors to repurchase issued shares		
6(III)	To extend the authority given to the Directors under Resolution 6(I) to shares repurchased under the authority under Resolution 6(II)		
6(IV)	To extend the book close period from 30 days to 60 days		

NOTES :

1. Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
2. Insert the name(s) and address(es) of the proxy(ies) desired in the space provided. Any alteration made to this form of proxy must be initialled by the person who signs it. A proxy needs not be a member of the Company.
3. If the appointor is a corporation, this form must be under its common seal or under the hand of an officer or attorney duly authorised in that behalf.
4. In the case of joint holders, the proxy must be signed by the member whose name stands first on the Register of Members.
5. Important: If you wish to vote for a resolution, place a "✓" in the box marked "For". If you wish to vote against a resolution, place a "✓" in the box marked "Against". Failure to complete the boxes will entitle your proxy to cast his vote at his discretion.
6. To be valid, this form, together with any power of attorney under which it is signed, must be deposited at Computershare Hong Kong Investor Services Limited, Hopewell Centre, 46th Floor, 183 Queen's Road East, Wan Chai, Hong Kong not less than 48 hours before the time appointed for holding the Meeting or the adjourned Meeting.

Member's Signature(s)

____

Dated ______________________

Number of ordinary shares to which this proxy relates

MANAGEMENT DISCUSSION AND ANALYSIS

REVIEW OF OPERATIONS

(a) Overview

For the year ended 31 December 2005, the Group achieved a turnover of approximately HK$4,177 million (2004: HK$3,817 million), which represented an increase of 9%. Cost of sales amounted to approximately HK$1,792 million (2004: HK$1,842 million), which represented a decrease of 3%. Gross profit for the year amounted to HK$2,385 million (2004: HK$1,975 million), which represented a gross profit percentage of 57% (2004: 52%).

Included in cost of sales was the cost of programmes, film rights, movies and stocks which amounted to approximately HK$1,148 million (2004: HK$1,311 million), representing a decrease of 12%.

Selling, distribution and transmission costs amounted to approximately HK$452 million, having been maintained at a similar level as last year (2004: HK$450 million). General and administrative expenses amounted to approximately HK$491 million (2004: HK$513 million), which represented a decrease of 4%.

Finance costs for the year amounted to HK$1 million (2004: HK$7 million), a decrease of 86%. The reduction was due to the repayment of bank loans during the year.

The Group's share of the losses of an associate, GSTV, increased from HK$166 million to HK$187 million for the year. This was attributable to the increase in advertising and promotion costs of its subsidiary, Galaxy Satellite Broadcasting Limited ("GSB"), for its pay TV channels.

The gain on disposal of financial assets at fair value through profit or loss of HK$149 million was related to disposal of the 51% equity interest in GSTV to See Corporation Limited (previously Ruili Holdings Limited) and Dr. Charles Chan Kwok Keung, as announced in April 2005.

The Group's taxation charge amounted to HK$232 million (2004: HK$152 million), which represented an increase of 53%. The increase in the taxation charge was due to the increase in the provision for Hong Kong profits tax of HK$99 million as a result of the increase in net profit generated in Hong Kong during the year, and a provision for deferred income tax of HK$29 million on the undistributed profits of Liann Yee Production Co. Ltd. ("LYP") in Taiwan.

The profit attributable to shareholders amounted to HK$1,180 million (2004: HK$719 million), which represented an increase of 64%. Earnings per share was HK$2.69 (2004: HK$1.64).

(b) Comments on Segment Information

Revenue from terrestrial television broadcasting which comprised predominantly local advertising revenue, increased from HK$2,007 million to HK$2,236 million. As further disclosed in Note 4 to the consolidated financial statements on pages 53 and 55 of the Annual Report, certain reclassification of revenues took place in 2005. The revenue for 2004, if stated on a similar basis, would have been HK$2,145 million.

The cost of programmes, which comprised cost of self-produced TV programmes and acquired film rights, were kept under tight budgetary control. Through the use of a different programme mix, primarily on Jade during prime time, which took into account audience taste and market trends, the cost of programmes was lower than last year. The absence of the coverage of special overseas events such as the 2004 Olympic Games in Athens also resulted in lower costs in 2005. As a result, this segment contributed an operating profit of HK$859 million (2004: HK$519 million), an increase of 66% over last year.

Revenue from programme licensing and distribution increased from HK$679 million to HK$693 million, which represented an increase of 2%. Our cost of distribution was kept in line with the growth of the business. As noted in the "Business Review and Prospects" section, Malaysia and Singapore remain the two most important markets for telecast licensing business. This segment contributed an operating profit of HK$391 million (2004: HK$375 million), an increase of 4% over last year.

Revenue from overseas satellite pay TV operations, which comprised TVB Satellite Platform ("TVBSP") USA, TVB Australia ("TVBA") and The Chinese Channel ("TCC") Europe, showed an increase from HK$214 million to HK$247 million, which represented an increase of 15%. This segment turned profitable in 2005 and contributed an operating profit of HK$29 million (2004: an operating loss of HK$7 million).

Revenue from channel operations, which comprised the Taiwanese channel, TVBS, operating under LYP, the two channels – TVB8 and Xing He, and the supply of six channels to GSB, the pay TV platform in Hong Kong, showed an increase of 8% from HK$922 million to HK$998 million. Improvement in revenues from LYP, TVB8 and Xing He were noted due to the increase in advertising and subscription revenue. This segment contributed an operating profit of HK$194 million (2004: HK$171 million), an increase of 13% over last year.

(c) Business Review and Prospects

Terrestrial Television Broadcasting

Our advertising income growth in 2004 continued into the first quarter of 2005. However, as expected, the cycle of double-digit growth experienced since the end of SARS came to an end, and growth was less pronounced for the remaining three quarters of the year.

In an attempt to meet advertisers' needs for value and impact, considerable effort was put into developing innovative "products". Two products which were the focus of our efforts have performed well. One of these is the short duration fixed-schedule "info-service" spot.

Info-service sales have grown by more than 10% and we are putting greater efforts in increasing the supply and effectiveness of this advertising format.

The second area of focus in product selling is product sponsorships (sometimes referred to as product placements). Revenue from product sponsorship in our weekday prime time dramas has increased by more than 40% in 2005.

Another promising area delivering value and innovation to clients is that of offering added value to our advertisers by means of extending their sponsorship activities with TVB into other media such as the Internet, mobile phones and outdoor video, or by extending their reach to the Mainland China market. We have begun our efforts in this area and so far the results are encouraging.

Four categories of advertisers were important in contributing to our growth in 2005. They were local property developers, broadband service providers, amusement parks and skin care products. The growth in these four categories exceeded 50%.

However, it is not prudent to rely on continued growth in these categories. Concerted new client/new category development, along with the above-mentioned product developments will be key areas of effort to deliver growth for 2006.

The prospects for growth in 2006 are reasonable given the overall economic confidence among both consumers and advertisers, and our advance commitments are conducive to delivering growth.

TVB Jade and Pearl remained the preferred terrestrial channels in Hong Kong. Jade achieved an average weekday prime time audience share* of 83% among terrestrial Chinese channels and Pearl, an average audience share* of 75% among terrestrial English channels during the year.

* *Prime time audience share refers to average share from 7:00 p.m. to 11:00 p.m. on Jade, and 7:00 p.m. to midnight on Pearl.*

The Jade Channel

During the year, Jade successfully developed and produced a number of new programme formats. "Justice for All", which was produced with the support of the Law Society of Hong Kong, made legal information easier to understand and relevant to the general public. It gained critical and international recognition as well as attracting an average of close to 1.6 million viewers per episode. "Minutes to Fame" which provided an opportunity for the general public to showcase their talents, was the most talked about programme in town. The two series attracted an average of close to 1.9 million viewers. Its grand finale "Minutes to Fame : World Champion" attracted over 2.2 million viewers. Jade also organised the first "Mr. Hong Kong Contest" during the year which captured 1.5 million viewers.

Other variety and infotainment programmes were also successful. "TVB 38th Anniversary Special" was watched by 2.3 million viewers; "Miss Hong Kong Pageant 2005", by over 1.9 million viewers; and "All Singers for TVB Anniversary Special 2005", by 1.8 million viewers. The year saw the conclusion of the popular entertainment series "The Super Trio Continues...", drawing an average of 2.2 million viewers.

Jade continued to excel in its drama productions. The comedies "War of In-Laws" and "Life made simple", and the drama on police cadets "The Academy" attracted around 2.2 million viewers per episode.

Among acquired programmes, "Jewel in the Palace" was the best-performed series in terms of viewership, drawing an average of 2.9 million viewers.

For news and public affairs programmes, TVB provided live and updated news coverage of protests during the World Trade Organisation conference in Hong Kong in December 2005.

The Pearl Channel

The year 2005 was one of remarkable achievement for Pearl – the top 100 most popular programmes, mostly blockbuster movies, on English terrestrial channels in Hong Kong were all programmes on Pearl. The top rating programme of the year "Harry Potter and the Sorcerer's Stone" attracted an average of 743,000 viewers. Top movies of the year included "Titanic", the "Star Wars" series, "The Lord of the Rings: the Fellowship of the Ring", "The Lord of the Rings: the Two Towers" and "The Mummy Returns".

Pearl successfully cultivated viewers' interest in quality foreign drama series. "Lost" became the top drama series of the year with an average of 254,000 viewers. Its first episode attracted 687,000 viewers. During the year, Pearl also introduced "Desperate Housewives" and "Nip/Tuck" to the local audience.

Pearl also showcased a variety of sports programmes. Selected matches of the "Real Madrid Asian Tour 2005" attracted over 200,000 viewers. The soccer event - Barcelona vs Shenzhen Jianlibao was watched by close to 210,000 viewers. Other sports events on Pearl included selective matches and coverage of the 4th East Asian Games Men's Soccer Matches; 2005 Wimbledon Championships; and the Dutch Soccer League.

Commendations and Awards

TVB's creative and production excellence in infotainment, drama, variety and public affairs programmes and on-air promotion continued to gain international recognition in 2005.

At the Asian Television Awards 2005, the finale for "Justice for All" won the Best Infotainment Programme Award and was also highly commended in the Best Game or Quiz Programme Category. Also highly commended were "Minutes to Fame" in the Best Entertainment Programme category and "War and Beauty" in the Best Drama Series category. At the Asia-Pacific Children & Youth TV Festival, "Sunshine Heartbeat" was a finalist.

"Sunday Report: Big Head Babies" produced by TVB's News and Public Affairs team gained recognition in different international awards: Certificate of Recognition at the ABU/CASBAA UNICEF Child Rights Award 2005; finalist in the New York Festivals 2005 in the Health/Medical Information category and Diplome de Nomination, 45th Festival de Television de Monte Carlo, in News Documentary.

TVB's on-air promos won the Gold Prize with "The 10th China National Games Image" promo at PROMAX Asia 2005 in the Best Sports Campaign category and PROMAX China 2005, in Best Sports Promo. "The Dragon Boat Festival Image" promo won the Gold Prize in Best Holiday/Seasonal Promo in PROMAX Asia 2005, and "War of In-Laws" promo, the Best Drama Promo, PROMAX China 2005. The "Pearl Reality Image" promo won the Silver Prize of Interstitial/ Promotainment – Block category at PROMAX World Gold Awards.

Community and Public Service

The devastating Tsunami in South Asia on 26 December 2004 took away thousands of lives and turned tens of thousands homeless. TVB lost no time in reacting positively to the disaster by taking action promptly. Within 56 hours, TVB produced and broadcasted two charity fund-raising programmes in aid of five charitable organizations: Hong Kong Red Cross, Oxfam Hong Kong, Salvation Army, UNICEF and World Vision Hong Kong. The two special programmes "Operation Relief 2005" broadcasted on 1 and 2 January 2005 raised HK$33 million and HK$85 million respectively. The latter was also telecast to overseas cities in Malaysia, Singapore, Australia, USA and Canada to appeal to overseas Chinese for support. Jade also aired a seven-hour live programme "Crossing Borders Fund Raising Show" which successfully raised HK$35 million towards Tsunami relief.

The total sum raised in 2005 by TVB in aid of diverse worthy causes amounted to HK$327 million. Other noteworthy charity appeals/shows included the "Tung Wah Charity Show 2005" which raised a record-breaking HK$82 million; "Support The China AIDS Initiative TV Gala 2005", HK$32 million towards the Hong Kong AIDS Foundation; the "Yan Chai Charity Show 2005", HK$24 million for Yan Chai Hospital.

Programme Licensing and Distribution

During the year, our video distribution business remained seriously affected by piracy and illegal Internet downloading. The launch of video-on-demand service via broadband and digital cable TV platforms in Mainland China in the last quarter of 2005 has given rise to a new revenue stream. This type of video delivery format is forecast to grow, albeit partially at the expense of traditional video rental and sell-through business. In order to capture this trend, we are exploring video-on-demand services in other international markets. New streams of revenue will also be established through delivery of content to mobile phones and portable media players.

Our telecast licensing business achieved single-digit growth in 2005. Malaysia and Singapore remain the two most important markets. The merger of the two Singapore free television stations will affect our business but the shortfall should be offset by our increased sales efforts in other markets. In Mainland China, the telecast market has become competitive especially with the increased popularity of Korean dramas. We are maintaining our market share there. The licensing

revenue from Mainland China has increased with license fees from television stations in the Pearl River region carrying our channels. The recent popularity of the period drama series, "War and Beauty", broadcasted by Hunan TV which received record high ratings in Mainland China will help to enhance our licensing business and market share there.

Overseas Satellite Pay TV Operations

(a) TVB Satellite Platform ("TVBSP") USA

In the United States, the number of subscribers to our five-channel Jadeworld package, which is being carried by DirecTV, grew at a high single-digit rate.

As part of a continuous process to enhance the platforms' competitiveness, TVBSP will launch a Vietnamese language dubbed TVB content channel targeting the Vietnamese speaking Chinese and other ethnic groups at the end of the first quarter of 2006, and is developing a new Mandarin language channel to cater for the increasing immigrants from Mainland China.

(b) TVB Australia ("TVBA")

In Australia, the number of subscribers to our Jadeworld platform achieved double-digit growth.

With aggressive and innovative promotion packages, Jadeworld has established a reputation as a high quality content provider and an effective advertising medium. We saw strong growth of advertising revenue in 2005.

(c) The Chinese Channel ("TCC") Europe

Despite stagnant subscriber growth, TCC had turned around and generated profit. Its performance improved two fold when compared to 2004.

To cope with the rapidly growing Mandarin speaking Chinese population in continental Europe, TCC is planning to launch a Mandarin language general entertainment channel to strengthen the appeal of its existing Cantonese channel.

Channel Operations

(a) TVBS - Taiwan

2005 was a challenging year for TVBS in Taiwan. The local economy recorded a lacklustre GDP growth of 2.8%. TVBS' turnover and operating profit were maintained at the 2004 level. Due to the payment of dividend withholding tax, net profit attributable to the Group was affected. However, TVBS channel ratings are amongst the highest in Taiwan and its self-produced programmes also achieved high ratings individually (notably "2100 Pop Blog", "News Nightclub" and "Lady First").

Shortly after granting TVBS its renewed license in August 2005, the Government Information Office ("GIO") in Taiwan (which regulates satellite and cable television operations) issued a regulatory demand alleging that TVBS' shareholding was not in compliance with the local law. It also demanded TVBS to rectify its shareholding structure and imposed a fine of NT$1,000,000. Under legal advice which opined that TVBS' shareholding structure is lawful, TVBS appealed against this administrative ruling in December 2005 and the hearing of the appeal is still pending. Operation of all TVBS channels remained normal, despite such action.

Since February 2006, a newly formed independent administrative body, the National Communications Commission has taken over the regulatory role of the telecommunication and television industries from the GIO. We look forward to working closely with the Commission.

We believe that TVBS' strong positive brand image positions us strategically and advantageously in the middle of this dynamic arena. Following the successes of 2004 and 2005, we are confident to see a continuously profitable operation in the Taiwan market in 2006.

(b) TVB8 & Xing He

The performance of both Xing He and TVB8 continued to progress well during the year. Xing He has contributed a gross profit to the operation, whereas TVB8 has substantially narrowed the losses.

Subscription income of both Xing He and TVB8 had increased moderately in Malaysia but advertising sales and commission income from ASTRO All Asia Networks plc. had recorded a double-digit growth. The growth was mainly attributed to the high rating performance of Xing He Channel in Malaysia. During 2005, Xing He Channel was launched in Vietnam and Thailand and is distributed through satellite.

(c) Supply of Channels to GSTV

The Group continued to supply TV programmes in Cantonese to GSB, the wholly-owned subsidiary of GSTV, during the year under a channels supply agreement dated 4 September 2001. The six channels comprised 24-hour news channel *TVBN*, TVB's classic drama channel *TVB Classic*, interactive consultation and health advices channel *TVB Health*, music channel *TVBM*, children's channel *TVB Kids*, and acquired Asian region and overseas soap operas channel *TVB Drama*. By way of an agreement dated 29 June 2005, an amended channels supply agreement was entered into between GSB and TVB whereby certain amendments were agreed including changing the supply of the above six channels from an exclusive basis to a non-exclusive basis.

The Group also entered into a separate channels supply agreement dated 22 June 2005 for the supply of two Taiwanese channels, TVBS-News and TVBS-Asia to GSB.

Other Businesses

(a) Internet Operations

All areas of our Internet operations showed good growth. Most noteworthy is the growth in 3G mobile content sales TVB's reputable 24 hour news and unique entertainment content continue to be regarded as essential content for 3G mobile phone users. As such, sales of content to 3G devices has grown by 97%.

In the area of broadband content to PCs, the provision of drama series proved to be successful. This has helped grow the number of new subscribers to the service and our income from broadband content sales has increased by 15%.

Portal tvb.com tried to attract large number of visitors while providing healthy and wholesome content for all age groups. Thus, we are pleased that our website was the only commercial website among the eleven winners of the "2005 Meritorious Websites Contest" jointly organised by Young Women Christian Association and Television and Entertainment Licensing Authority. Advertising revenue on tvb.com grew by 8%.

(b) Magazine Publishing

The price of TVB Weekly magazine was increased from HK$10 to HK$12 per issue in September 2005. This was an attempt to reduce the impact of substantially increased printing cost. The move was successful as the increased revenue per copy more than offset the slight decrease in circulation experienced as a result of the price increase.

Advertising sales were back on track in the second half of the year as a result of our success in fully staffing and re organising the sales department. Though the full year advertising revenue was down by 13%, the strong performance in the second half of the year gave us confidence to deliver growth in 2006.

Net profit recorded a 2% growth despite the drop in advertising revenue, due to savings in staff and promotional expenses.

(c) Movie Investment

The movie "Perhaps Love", in which the Group had invested, starring Takeshi Kaneshiro, Zhou Xun, Jacky Cheung and Ji Jin-hee, opened in December 2005. The movie paid off both at the box office and in critical acclaim. Hong Kong box office receipts were a respectable HK$14 million. A small profit was recorded for 2005. In addition, the movie received various nominations in the Hong Kong Film Awards and was selected as the official closing film of the 62nd Venice International Film Festival.

(d) Investment in GSTV

TVB, as a licensee of a free domestic programme service license, is not allowed to own more than 50% of any domestic pay TV operator. The Government had granted a waiver to TVB in December 2004 to take up the shares from Intelsat Hong Kong, LLC ("Intelsat") when Intelsat left the pay TV venture, so as to provide time to identify and conclude a share placement with a majority shareholder. During the year, TVB secured two investors to take up the 51% equity interest in GSTV. In April 2005, See Corporation Limited and Dr. Charles Chan Kwok Keung, acquired 520,747,500 and 21,255,000 shares respectively, representing approximately 49% and 2% equity interest in GSTV. TVB continued to retain a 49% equity interest in GSTV.

GSTV's wholly-owned subsidiary, GSB, operates a pay TV service which is distributed to homes in Hong Kong through satellite and, since July 2005, through broadband television distribution systems provided by Hutchison Global Communications Limited. It provides a basic pay TV package of over 40 channels to subscribers, which includes six channels produced by TVB. In February 2006, GSTV announced a co-operation agreement with PCCW Media Limited ("PCCW") whereby a number of its channels will also be carried by the broadband television distribution systems operated by PCCW or its affiliates, to homes in Hong Kong. This co-operation will increase the number of homespassed substantially.

During the year, the Group shared HK$187 million (2004: HK$166 million) of losses of GSTV which was due to increased advertising and promotion costs of its subsidiary, GSB, for its pay TV channels.

Digitalisation of Transmission Network

The Broadcasting Authority approved TVB's investment plans on digital terrestrial television ("DTT") programme services on 17 December 2005. TVB shall be making an additional investment totalling more than HK$400 million between 2006 and 2009 to provide a High Definition television ("HDTV") channel commencing before the end of 2007. The channel would include not fewer than 14 hours per week of "true" HDTV programmes (programmes originally produced in the HDTV format) to be carried on the Single Frequency Network multiplex assigned to TVB. Also before the end of 2007, in addition to the analogue broadcast of Jade and Pearl, TVB shall also provide a digital simulcast of Jade and Pearl programmes in Standard Definition TV format on the Multiple Frequency Network. Plans of building the DTT transmission network and upgrading field production, studio production and post-production facilities are being finalised. To ensure the smooth implementation of TVB's DTT plans, cooperation within the industry and with various Government departments have been pursued through TVB's active participation in Government-Industry working groups and discussions with the bureaux and departments concerned.

FINANCIAL REVIEW

(a) Important Events

(i) On 4 February 2005, Countless Entertainment (Taiwan) Co. Ltd., a wholly-owned subsidiary of the Company entered into a conditional sale and purchase agreement with Primasia Development Co. Ltd. for the purchase of the remaining 30% of the issued share capital in LYP not held by the Group for a cash consideration of NT$900 million (approximately HK$220.5 million). The transaction was approved by shareholders at an Extraordinary General Meeting held on 21 March 2005. As a result, the Group's interest in the shareholding in LYP increased from 70% to 100%.

(ii) On 21 April 2005, TVB Satellite TV Holdings Limited ("TVB Satellite"), a wholly-owned subsidiary of the Company, entered into a transaction with See Corporation Limited and Dr. Charles Chan Kwok Keung for the disposal of 49% and 2% equity interests in GSTV, to See Corporation Limited and Dr. Charles Chan Kwok Keung respectively for a total cash consideration of HK$350 million. Completion of the transaction was subject to, inter-alia, the settlement of unpaid capital contribution by the Group to GSTV of HK$377 million. Completion of the first closing of the transaction took place on 12 August 2005, and the second closing was completed on 28 February 2006.

Apart from those reported above, there was no other material acquisition or disposal of subsidiaries and associates during the year and up to the date of the report.

(b) Capital Assets, Investment, Liquidity and Debts

As at 31 December 2005, non-current assets of the Group stood at HK$2,522 million, a decrease from 31 December 2004 of HK$2,633 million. The net decrease was attributable to the recognition of goodwill on acquisition of the remaining 30% equity interest in LYP, offset by the decrease in the net book value of property, plant and equipment, the shared losses of associates and jointly controlled entities.

Cash and bank balances as at 31 December 2005 amounted to HK$980 million, an increase of 83% over last year end (2004: HK$536 million). About 19% of the cash balance was maintained in overseas subsidiaries for their daily operation. Cash and cash equivalents held by the Group were principally in Hong Kong Dollars, US Dollars and New Taiwan Dollars.

Trade and other receivables, prepayments and deposits increased from HK$1,007 million to HK$1,354 million which represented a 34% increase from the position at the end of last year, reflecting a higher level of billing to customers. Specific provision had been made, where appropriate, to cover any potential bad and doubtful debts.

Trade and other payables and accruals decreased from HK$728 million to HK$643 million which represented a 12% decrease from the position at the end of last year. This was attributable to the reduction in the amount payable for a financial asset (51% of GSTV) as a portion of the unpaid share capital amounting to HK$133 million together with the subscription of new shares of HK$11 million was paid up in 2005.

All the loans and borrowings were fully repaid in 2005 and there was no borrowing as at 31 December 2005. The gearing ratio as of 31 December 2004 was 2% which was measured by the ratio of total debts of HK$61 million against a shareholders' fund of HK$3,671 million.

As at 31 December 2005, capital commitments of the Group amounted to HK$183 million (2004: HK$199 million) which represented a decrease of 8%.

(c) Contingent Liabilities

There were guarantees to the extent of HK$8.7 million (2004: HK$8.8 million) provided to bankers for banking facilities granted to an investee company.

In March 2005, the Group received additional profits tax assessment notices from the Inland Revenue Department of Hong Kong ("IRD") for the year of assessment 1998/99 for profits generated by the Group's programme licensing and distribution business carried out overseas. The total amount of the additional assessments of profits tax was HK$98,277,000. The Group had been granted a holdover of these additional assessments.

Subsequently, in February 2006, the Group received additional profits tax assessment notices from IRD in respect of the year of assessment 1999/2000 for profits generated by the Group's programme licensing and distribution business carried out overseas. The total amount of the additional assessments of profits tax was HK$98,576,000.

The Group has objected to these additional assessments. The Group believes that the objection is well-founded, and is determined to defend the Group's position vigorously. On this basis, the Group is of the view that no additional tax provision is necessary.

(d) Exposure to Fluctuations in Exchange Rates and Related Hedges

As at 31 December 2005, there was no exchange contract entered into by the Group with financial institutions to sell forward foreign currencies in order to hedge against fluctuation for trade receipts from overseas customers (2004: HK$5.8 million). Consequently, there were no unrealised gains or losses arising from such forward contracts (2004: unrealised loss of HK$0.5 million).

HUMAN RESOURCES

As of 31 December 2005, the Group employed, excluding Directors and freelance workers but including contract artistes and staff in overseas subsidiary companies, a total of 4,519 (2004: 4,843) full-time employees.

About 26% of our manpower was employed in overseas subsidiaries and was paid on a scale and system relevant to their localities and local legislations. For local employment, different pay schemes are operated for contract artistes, sales and non-sales employees. Contract artistes are paid either on a per-show basis or by a package of shows. Sales personnel are remunerated based on commission schemes. Non-sales personnel are remunerated on a monthly salary. Discretionary bonuses may be awarded as an incentive for better performance. Qualified personnel received a discretionary bonus equivalent to a sixteenth of their annual basic salaries in 2005.

No employee share option scheme was adopted by the Group during the year.

From time to time, the Group organises, either in-house or with vocational institutions, seminars, courses and workshops on subjects of technical interest, such as industrial safety, management skills and other related studies, apart from sponsorship of training programmes that employees may enrol on their own initiatives.

REPORT OF THE DIRECTORS

The Directors submit their report together with the audited consolidated financial statements for the year ended 31 December 2005.

PRINCIPAL ACTIVITIES AND GEOGRAPHICAL ANALYSIS OF OPERATIONS

The principal activities of the Company are terrestrial television broadcasting, together with programme production and other broadcasting related activities. The principal activities of the subsidiaries are detailed in Note 38 to the consolidated financial statements.

An analysis of the Group's performance for the year by business and geographical segments is set out in Note 4 to the consolidated financial statements.

RESULTS, APPROPRIATIONS AND RESERVES

The results of the Group for the year are set out in the consolidated income statement on page 35.

Movements in the reserves of the Group and the Company during the year are set out in Note 19 to the consolidated financial statements on pages 72 to 73.

Distributable reserves of the Company at 31 December 2005, calculated under Section 79B of the Hong Kong Companies Ordinance, amounted to HK$3,247,946,000 (2004: HK$2,618,142,000).

DIVIDENDS

An interim dividend of HK$0.25 per share, totalling HK$109,500,000, was paid on 29 September 2005. The Directors now recommend the payment of a final dividend of HK$1.30 per share for 438,000,000 issued shares in respect of the year ended 31 December 2005 to shareholders who are on the Register of Members on 24 May 2006.

DONATIONS

Charitable and other donations made by the Group during the year amounted to HK$336,000.

PROPERTY, PLANT AND EQUIPMENT

Details of the movements in property, plant and equipment of the Group are set out in Note 5 to the consolidated financial statements.

SHARE CAPITAL

Details of the movements in share capital of the Company are set out in Note 18 to the consolidated financial statements.

FIVE-YEAR FINANCIAL REVIEW

A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on page 30.

DIRECTORS

The Directors during the year were:

Sir Run Run Shaw
Dr. Norman Leung Nai Pang
Ms. Mona Fong
Mr. Louis Page
Dr. Chow Yei Ching
Mr. Ho Ting Kwan

Mr. Chien Lee* } Appointed on 17 March 2005
Mrs. Christina Lee Look Ngan Kwan
Mr. Lee Jung Sen* } Retired on 25 May 2005
Dr. Li Dak Sum*
Mr. Kevin Lo Chung Ping
Mr. Robert Sze Tsai To*

* *Independent Non-executive Directors*

The Alternate Directors during the year were:
Mr. Chien Lee (alternate to Mr. Lee Jung Sen) } Resigned on 25 May 2005
Mr. Anthony Hsien Pin Lee (alternate to
Mrs. Christina Lee Look Ngan Kwan)

In accordance with Article 114(A) of the Company's Articles of Association, Ms. Mona Fong, Dr. Li Dak Sum and Mr. Kevin Lo Chung Ping retire by rotation and being eligible, offer themselves for re-election at the forthcoming annual general meeting to be held on 24 May 2006 ("Annual General Meeting").

DIRECTORATE AND SENIOR MANAGEMENT

Brief biographical details of Directors and Senior Management as at the date of this report are set out below:

Directors

Sir Run Run Shaw, G.B.M. (Executive Chairman)
aged 98, is the President of the Shaw group of companies with substantial interests in the entertainment and movie industry. Through the Shaw group, he holds a major interest in the share capital of the Company. He is one of the founding Directors of the Company and became the Chairman in 1980. He is the husband of Ms. Mona Fong, the Deputy Chairperson of the Company.

Dr. Norman Leung Nai Pang, G.B.S., LL.D., J.P. (Executive Deputy Chairman)
aged 65, was appointed a Director of the Company in September 2003 when he also took up the position as Executive Deputy Chairman. He is the Deputy Chairman of Transport International Holdings Ltd. and a director of Wing Lung Bank Ltd. Mr. Leung has been active in public service for 30 years and he served as the Chairman of the Broadcasting Authority from 1997 to 2002. He is currently serving as Commissioner of Civil Aid Service and Pro-Chancellor of City University of Hong Kong.

Mona Fong (Deputy Chairperson)
aged 71, has been a Director of the Company since 1988 and appointed as Deputy Chairperson on 25 October 2000. Ms. Fong is the Deputy Chairperson and Managing Director of Shaw Brothers (Hong Kong) Limited, and Chairperson and Managing Director of the Shaw group of companies. She is also the Chairperson of The Shaw Foundation Hong Kong Limited, The Shaw Prize Foundation Limited and The Sir Run Run Shaw Charitable Trust and member of the Board of Trustees of the Shaw College of the Chinese University of Hong Kong. Ms. Fong is the wife of Sir Run Run Shaw, the Executive Chairman of the Company.

Louis Page (Managing Director)
aged 56, was appointed a Director of the Company in 1987 and as Managing Director in September 1995. He is an executive director of the Shaw group of companies.

Dr. Chow Yei Ching, G.B.S.
aged 70, was appointed a Director of the Company in 2000. He is the Founder and Chairman of Chevalier Group, which consists of two listed companies on the Hong Kong Stock Exchange – Chevalier International Holdings Limited and Chevalier iTech Holdings Limited. He is also a non-executive director of Shaw Brothers (Hong Kong) Limited and Van Shung Chong Holdings Limited. He was appointed The Honorary Consul of The Kingdom of Bahrain in Hong Kong and a Standing Committee Member of the Chinese People's Political Consultative Conference, Shanghai.

Ho Ting Kwan
aged 61, joined the Company in 1968 as Assistant Accountant. He was appointed General Manager – Television Broadcasting in November 1995. He was the Group General Manager of the Company from 2002 to 2005 and was appointed a Director in June 2003.

Chien Lee (Independent Non-executive Director)
aged 52, is a private investor. He is also a director of Hysan Development Company Limited and Swire Pacific Limited. He has been appointed Independent Non-executive Director of the Company since March 2005. Mr. Lee is the nephew of Mrs. Lee.

Christina Lee Look Ngan Kwan
aged 82, is the widow of the Founder of the Company, Mr. Lee Hsiao-Wo. Mrs. Lee became a Director of the Company in 1981. She is actively involved in Caritas, Hong Kong, a local charitable organization. Mrs. Lee is the aunt of Mr. Chien Lee.

Dr. Li Dak Sum, DSSc. (Hon.), J.P. (Independent Non-executive Director)
aged 85, is the Chairman of Sharp-Roxy (Hong Kong) Limited which markets "Sharp" products in Hong Kong and Mainland China. Dr. Li is also the Chairman of various hotel operations in Singapore, Australia and New Zealand. He was appointed a Director of the Company in 1995.

Kevin Lo Chung Ping
aged 69, joined the Company in 1966 as Project Engineer and as General Manager from 1978 to 1980. He was appointed a Director in 1977. He is also a director of Gold Peak Industries (Holdings) Limited.

Robert Sze Tsai To (Independent Non-executive Director)
aged 65, was appointed a Director of the Company in June 2003. He is a Fellow of the Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants, and was a partner in an international firm of accountants with which he practised for over 20 years. He is a non-executive director of a number of Hong Kong listed companies. He is also a member of the Shanghai Committee of the Chinese People's Political Consultative Conference.

Anthony Hsien Pin Lee (Alternate Director to Mrs. Christina Lee Look Ngan Kwan)
aged 48, is a director of Hysan Development Company Limited and Lee Hysan Estate Company Limited, and also a director and substantial shareholder of Australian-listed Beyond International Limited. He was appointed as Mrs. Lee's alternate in September 2002. He is the son of Mrs. Lee.

Senior Management

George Chan Ching Cheong
aged 53, first joined TVB's Sales Department in 1975. He held the position of Controller (Marketing & Sales) from 1982 to 1989. He has had a successful career as an entrepreneur and as director of several prominent companies engaged in media, telecommunication and technology before he rejoined TVB in November 2004 as Assistant Managing Director.

Stephen Chan Chi Wan
aged 47, joined TVB in 1994 as Controller (Programme) and took on the added responsibilities of Controller (External Affairs) in 1996. He was promoted to Assistant General Manager – Television Broadcasting in April 2002, and as General Manager – Broadcasting in April 2004.

Cheong Shin Keong
aged 49, joined TVB in 1989. He has extensive experience in the advertising/marketing industry and contributes actively to the professional development of marketing in Hong Kong through leading marketing industry bodies. He assumed the duties of General Manager – Broadcasting in April 2004. He is responsible for marketing, business development and corporate development matters.

DIRECTORS' INTERESTS

None of the Directors of the Company has a service contract with the Company which is not determinable within one year, without payment of compensation, other than statutory compensation. No share options of the Company have been granted to the Directors during the year.

The Company has entered into agreements with Shaw Brothers (Hong Kong) Limited for the lease of certain premises at Shaw House, Clear Water Bay Road, Kowloon, Hong Kong. Such agreements have expired on 30 June 2005. The Executive Chairman of the Company, Sir Run Run Shaw, is the Executive Chairman of Shaw Brothers (Hong Kong) Limited, in which he also has substantial attributed corporate interests. The Deputy Chairperson of the Company, Ms. Mona Fong, is the Deputy Chairperson and Managing Director of Shaw Brothers (Hong Kong) Limited.

Apart from the above, no contract of significance in relation to the Group's business to which the Company or any of its subsidiaries was a party and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

As at 31 December 2005, the beneficial interests of the Directors and chief executive in the shares of the Company as recorded in the register maintained under Section 352 of the Securities and Futures Ordinance were as follows:-

	No. of Ordinary Shares of HK$0.05 Each				
	Personal Interests	Family Interests	Corporate Interests	Total	Percentage of Issued Capital (%)
Sir Run Run Shaw	-	1,146,000#	141,174,828*(a)	142,320,828	32.49%
Christina Lee Look Ngan Kwan	602,144	-	16,701,000 (b)	17,303,144	3.95%
Mona Fong	1,146,000#	-	-	1,146,000	0.26%
Chien Lee	600,000	-	-	600,000	0.14%
Dr. Li Dak Sum	-	-	300,000 (c)	300,000	0.07%
Louis Page	160,000	-	-	160,000	0.04%
Dr. Chow Yei Ching	100,000	-	-	100,000	0.02%

Notes: Duplication of shareholdings occurred between parties# shown above and between parties shown above and below under "Substantial Shareholders".*

(a) 113,888,628 shares were held by Shaw Brothers (Hong Kong) Limited and 27,286,200 shares were held by The Shaw Foundation Hong Kong Limited, in which companies Shaw Holdings Inc. holds 74.58% and 100% equity interests respectively. Sir Run Run Shaw exerts 100% control over Shaw Holdings Inc. through The Sir Run Run Shaw Charitable Trust.

(b) *10,377,000 shares were held by Trio Investment Corporation S.A., 1,581,000 shares were held by Crystal Investments Limited, 3,162,000 shares were held by Compass Inc. and 1,581,000 shares were held by Bonus Inc. and in respect of such shares only, directors of these companies are all accustomed to act in accordance with the directions of Mrs. Christina Lee Look Ngan Kwan.*

(c) *The shares were held by Roxy Property Investment Co. Ltd. in which Dr. Li Dak Sum holds a 100% equity interest.*

All the interests stated above represent long positions. The Company or its subsidiaries did not grant to the Directors or chief executive or their spouse or children under 18 years of age any rights to subscribe for shares or debentures of the Company or any other body corporate.

Apart from the above, no interests or short positions were held or deemed or taken (under the Securities and Futures Ordinance) to be held by any Directors or chief executive of the Company in the shares or underlying shares in, or debentures of, the Company or any of its associated corporations (within the meaning of the Securities and Futures Ordinance) as at 31 December 2005.

SUBSTANTIAL SHAREHOLDERS

As at 31 December 2005, the register of substantial shareholders maintained under Section 336 of the Securities and Futures Ordinance shows that the Company had been notified of the following substantial shareholders' interests (all being beneficial interests), being 5% or more of the Company's issued share capital. These interests are in addition to those disclosed above in respect of the Directors and chief executive.

	No. of Ordinary Shares of HK$0.05 Each	Percentage of Issued Capital (%)
Shaw Brothers (Hong Kong) Limited	113,888,628*	26.00%
OppenheimerFunds, Inc.	25,154,600 *(i)*	5.74%
Marathon Asset Management Limited	26,288,000 *(ii)*	6.02%
The Shaw Foundation Hong Kong Limited	27,286,200*	6.23%

Notes: Duplication of shareholdings occurred between parties shown here and above under "Directors' Interests".*

(i) *Interests were held in the capacity as investment adviser to clients of OppenheimerFunds, Inc.*

(ii) *Interests were held in the capacity of investment manager.*

All the interests stated above represent long positions. Save for the shares referred to above, no other person was recorded in the register kept pursuant to Section 336 of the Securities and Futures Ordinance as having an interest or short positions in the shares, underlying shares or debentures of, the Company or any associated corporations (within the meaning of the Securities and Futures Ordinance) which represented 5% or more of the issued share capital of the Company as at 31 December 2005.

CONNECTED TRANSACTIONS

1) The following transactions constitute continuing connected transactions of the Company made under the old Chapter 14 of the Listing Rules (before the amendments made on 31 March 2004) to which conditional waivers have been granted by The Stock Exchange of Hong Kong Ltd. (the "Stock Exchange"):

a) On 19 May 1997 and 15 December 1997, the Company and Shaw Brothers (Hong Kong) Limited ("Shaw"), a substantial shareholder of the Company entered into separate tenancy agreements, pursuant to which Shaw granted to the Company tenancies of certain office and car parking spaces situated at Shaw House, Lot 220 Clear Water Bay Road, Kowloon, Hong Kong. The term of the two tenancies commenced on 1 July 1997 and 1 November 1997 respectively and both expired on 30 June 2005. The amount of rental paid by the Company to Shaw during 2005 was HK$8,866,000.

b) On 19 September 2003, TVBI Company Limited ("TVBI"), a wholly-owned subsidiary of the Company and ASTRO Entertainment Networks Ltd. ("AENL"), an associate of the substantial shareholder of three of the Company's non wholly-owned subsidiaries, entered into a licensing agreement, pursuant to which TVBI would license to AENL certain programmes on an exclusive basis for broadcast on free terrestrial television in Indonesia for a period of 2 years commencing from the earlier of 1 January 2004 or when AENL was able to secure the broadcast of programmes on free terrestrial television in Indonesia prior to 1 January 2004. The income accrued by TVBI in 2005 was HK$6,843,000 (US$880,000).

2) The following transactions constitute continuing connected transactions of the Company which are subject to the requirements under the new Chapter 14A of the Listing Rules :-

a) Since 28 October 2000, LYP, now a wholly-owned subsidiary of the Company has been providing Era Communications Co. Ltd. ("Era") with satellite equipment and technical services while Era has been providing LYP with satellite relay programme services in Taiwan. On 1 March 2005, the parties entered into an agreement to renew the arrangement for one year commencing on 1 January 2005 on similar terms and conditions with the insertion of a new clause allowing either party to early terminate the agreement by giving one month notice. Under the renewal agreement, the monthly fees payable by Era to LYP was HK$750,000 (NT$3,000,000) and by LYP to Era was HK$375,000 (NT$1,500,000). All amounts payable under the renewal agreement included 5% sales tax. Upon Era disposed all its shareholdings in LYP to a third party on 4 February 2005, Era ceased to be a connected party of the Company after that date. The fees received by LYP from Era during the period from 1 January 2005 to 3 February 2005 was HK$764,000 (NT$3,163,000) and the fees paid by LYP to Era during the same period was HK$382,000 (NT$1,582,000).

b) On 16 April 1999, TVBI agreed to sub-lease part of the satellite transponder capacity to Era. The sub-lease agreement was superseded by a revised agreement dated 13 January 2000 varying the monthly fee and the contract period to commence on 1 January 2000 and expire on 31 March 2006. On 28 April 2001, TVBI and Era entered into a supplemental agreement to the revised agreement, pursuant to which the parties agreed that the transponder capacity leased from TVBI to Era would be reduced from 27 MHZ to 13.5 MHZ as from 1 March 2001. The fee received by TVBI from Era for the period from 1 January 2005 to 3 February 2005 was HK$ 475,000 (US$ 61,000).

c) On 30 September 2004, TVBI and MEASAT Broadcast Network Systems Sdn. Bhd. ("MBNS") entered into an agreement, pursuant to which TVBI would supply television programmes to MBNS for broadcast in Malaysia and Brunei on a channel owned and operated by MBNS for a period of 5 years from 1 October 2004 to 30 September 2009 on an exclusive basis. On 14 October 2004 and 14 February 2005, separate addendum to the agreement were entered into between the parties for the clarification of the base month upon which the subscribers guarantee would be calculated and for the increase of revenue sharing receivable by TVBI for revenue generated from hotel and commercial establishments respectively. The income accrued by TVBI during 2005 was HK$68,386,000 (MYR33,291,000).

d) On 30 September 2004, TVBI acting as an agent of LYP and MBNS entered into an agreement, pursuant to which TVBI would supply a Mandarin language channel to MBNS for broadcast in Malaysia and Brunei on the pay television services operated by MBNS and its affiliated company for a period of 5 years from 1 October 2004 to 30 September 2009 on an exclusive basis. On 14 October 2004 and 14 February 2005, separate addendum to the agreement were entered into between the parties for the clarification of the base month upon which the subscribers guarantee would be calculated and for the increase of revenue sharing receivable by LYP for revenue generated from hotel and commercial establishments respectively. The income accrued by LYP during 2005 was HK$25,410,000 (MYR12,370,000).

e) On 30 September 2004, TVB Satellite TV Entertainment Limited ("TVBSE"), a wholly-owned subsidiary of the Company and MBNS entered into an agreement, pursuant to which TVBSE would supply two Mandarin language channels to MBNS for broadcast in Malaysia and Brunei on the pay television services operated by MBNS and its affiliated company for a period of 5 years from 1 October 2004 to 30 September 2009 on an exclusive basis. On 14 February 2005, an addendum to the agreement were entered into between the parties for the increase of revenue sharing receivable by TVBSE for revenue generated from hotel and commercial establishments. The income accrued by TVBSE during 2005 was HK$36,625,000 (MYR17,830,000).

f) On 30 September 2004, MBNS and TVBSE entered into an agreement, pursuant to which MBNS appointed TVBSE as its advertising agent responsible for the recruitment of advertisements and sponsorship for certain channels broadcast by MBNS in Malaysia and Brunei for a period of 5 years from 1 October 2004 to 30 September 2009. The income accrued by TVBSE during 2005 was HK$33,688,000 (MYR16,400,000).

g) On 30 September 2004, TVBO Facilities Limited ("TVBOF") and TVB Satellite Broadcasting Limited ("TVBSB"), both are wholly-owned subsidiaries of the Company, entered into separate agreement with MBNS, pursuant to which MBNS appointed TVBOF and TVBSB to provide management services to MBNS for the period from 1 October 2004 to 30 September 2009 at a fixed amount for every period of 12 months. The aggregate management fee accrued by TVBOF and TVBSB during 2005 was HK$30,320,000 (MYR14,760,000).

All the Independent Non-executive Directors have reviewed the above transactions described in paragraphs 1(a) to (b) and 2(a) to (g) above and confirmed that these transactions have been entered into (i) in the ordinary and usual course of business, (ii) on normal commercial terms or on terms no less favourable than those available to or from independent third parties, (iii) in accordance with the relevant agreements governing them on terms that are fair and reasonable and in the interests of the shareholders as a whole; and that the aggregate amount of each transaction described in paragraphs 1 (a) to (b) for 2005 has not exceeded the relevant cap amount for each transaction as set out in the conditional waivers granted by the Stock Exchange.

The Company's auditors have also reviewed the above transactions described in paragraphs 1(a) to (b) and 2(a) to (g) and confirmed in its letter to the Directors that:

(i) the transactions have been approved by the Company's Board of Directors;
(ii) the transactions are in accordance with the Company's pricing policies as laid down in the relevant agreements governing the transactions;
(iii) the transactions have been entered into in accordance with the terms of the relevant agreements governing the transactions; and
(iv) the transactions have not exceeded the cap amount for each transaction allowed by the Stock Exchange as disclosed in the previous announcements.

3) On 11 March 2004, TVB (Australia) Pty. Ltd. ("TVBA"), a wholly-owned subsidiary of the Company, and Celestial Television Networks Ltd. ("CTNL"), an associate of the substantial shareholder of three of the Company's non wholly-owned subsidiaries, entered into an agreement pursuant to which CTNL would license the Celestial Movies channel to TVBA. As a result of the subsequent addenda entered into between the parties, the term of the arrangement was for fifteen months from 15 March 2004 with an option to renew which term was extended for twelve months until 14 June 2006. Under the agreement, TVBA agrees to pay CTNL a fixed unit cost per subscriber (which includes both residential and commercial subscribers) to the Celestial Movies channel or the package of channels to which the Celestial Movies channel is included. The licence fee paid by TVBA to CTNL during 2005 was HK$3,138,000 (A$531,000).

4) On 23 December 2004, Art Limited ("Art"), a non wholly-owned subsidiary of the Company, and Celestial Productions Limited ("Celestial"), an associate of the substantial shareholder of three of the Company's non wholly-owned subsidiaries, entered into the Sales and Purchase Agreement, pursuant to which Art agrees to sell to Celestial the right to distribute a Chinese language musical picture (the "Picture") which is commissioned and financed by Art and produced by an independent third party via pay television channels transmitted by all means of technology throughout the world (except the Mainland China) in perpetuity with effect on 1 August 2005 or such other date as may be agreed by the parties provided that it is no later than the completion of the Picture. Income accrued by Art in 2005 was HK$9,000,000.

5) On 4 February 2005, Countless Entertainment (Taiwan) Co. Ltd., a wholly-owned subsidiary of the Company acquired from Primasia Development Co. Ltd., a substantial shareholder of a non wholly-owned subsidiary of the Company, 30% of the issued share capital of LYP for a cash consideration of NT$900,000,000 (approximately HK$220,500,000). Upon completion of the transaction, LYP became a wholly-owned subsidiary of the Company.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its ordinary shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's ordinary shares during the year.

PUBLIC FLOAT

Based on the information that is publicly available to the Company and within the knowledge of its Directors as at 22 March 2006, at least 25% of the Company's total issued share capital is held by the public at all times. As at 22 March 2006, there were 292 shareholders on the Company's register of shareholders.

MAJOR SUPPLIERS AND CUSTOMERS

During the year, the percentage of the Group's purchases and sales attributable to its five largest suppliers and five largest customers are both less than 30%.

CORPORATE GOVERNANCE

The Company's corporate governance practices during the year are set out in the Corporate Governance Report on pages 23 to 29 of this Annual Report.

AUDIT COMMITTEE

The responsibilities of the Audit Committee and the work done during the year are set out in the Corporate Governance Report on pages 27 to 28 of this Annual Report.

AUDITORS

The consolidated financial statements have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for re-appointment.

On behalf of the Board

Run Run Shaw
Executive Chairman

Hong Kong, 22 March 2006

CORPORATE GOVERNANCE REPORT

Maintaining high standards of business ethics and corporate governance practices has always been one of the Company's core objectives. The Company believes that conducting business in an open, responsible manner serves its long-term interests and those of the shareholders.

The Board monitored the Company's progress on corporate governance practices throughout the year under review. Apart from regular meetings, circulars were issued to Directors and Senior Management to ensure awareness of the best corporate governance practices.

The Company adopted its own Code on Corporate Governance on 31 December 2005 which complied with all the code provisions of the Code on Corporate Governance Practices set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"), save that the Chairman is not subject to retirement by rotation at least once every three years (code provision A.4.2). Pursuant to Article 114(D) of the Company's Articles of Association, the Chairman is exempted from retirement by rotation. The Board considers that this departure is well-founded as the Chairman is the founder of the Company, and his wealth of experience is essential to the Board and contributes to the continued stability of the Company's business.

COMPLIANCE WITH MODEL CODE

The Company adopts the Model Code for Securities Transactions by Directors of Listed Issuers in Appendix 10 to the Listing Rules as the code of conduct for Directors and Senior Management in their dealings in the Company's securities.

The Company made specific enquiries of each Director and member of the Senior Management, and each confirmed that he/she had fully complied with the Model Code during the year ended 31 December 2005.

BOARD OF DIRECTORS

The Board is charged with promoting the success of the Company by directing and supervising its affairs in a responsible manner. The Board is the highest governing body of the Company.

The Board has 11 Directors and one Alternate Director. The list of Directors as at 31 December 2005 was as follows:

Sir Run Run Shaw, G.B.M.	Executive Chairman
Dr. Norman Leung Nai Pang, G.B.S., LL.D., J.P.	Executive Deputy Chairman
Mona Fong	Deputy Chairperson
Louis Page	Managing Director
Dr. Chow Yei Ching, G.B.S.	Non-executive Director
Ho Ting Kwan	Non-executive Director
Chien Lee	Independent Non-executive Director
Christina Lee Look Ngan Kwan	Non-executive Director
Dr. Li Dak Sum, DSSc. (Hon.), J.P.	Independent Non-executive Director
Kevin Lo Chung Ping	Non-executive Director
Robert Sze Tsai To	Independent Non-executive Director
Anthony Hsien Pin Lee	Alternate Director to Christina Lee Look Ngan Kwan

Each Director has a duty to act in good faith and in the best interests of the Company. The Directors are aware of their collective and individual responsibilities to all shareholders for the manner in which the affairs of the Company are managed, controlled and operated.

All Directors give sufficient time and attention to the Company's affairs. Duties of the Board include:

(a) planning the strategic direction of the Company; and
(b) monitoring the performance of Management.

The Board exercises a number of reserved powers which include:

(a) approving significant changes in accounting policies, or capital structure;
(b) approving public announcements and the financial statements;
(c) approving major acquisitions, disposals and major capital projects;
(d) approving material borrowings and any issuing, or buying back, of equity securities;
(e) setting group remuneration policy;
(f) approving the annual budget;
(g) setting the dividend policy; and
(h) approving treasury policy.

The Company has three Independent Non-executive Directors, at least one of whom has appropriate financial management expertise, which is in compliance with the Listing Rules. Each Independent Non-executive Director gives the Company an annual confirmation of his independence, and the Company considers these Directors to be independent under the guidelines set out in Rule 3.13 of the Listing Rules.

Directors have no relationship (including financial, business, family or other relationship) among themselves, save for the following:

(a) the husband-wife relationship between Sir Run Run Shaw and Ms. Mona Fong, as set out on page 15 of the Report of the Directors of this Annual Report;

(b) the directorship of Dr. Chow Yei Ching in Shaw Brothers (Hong Kong) Limited, as set out on page 16 of the Report of the Directors of this Annual Report;

(c) the father-son relationship between Mr. Lee Jung Sen (who retired as a Director on 25 May 2005) and Mr. Chien Lee (who was appointed as a Director on 17 March 2005); and

(d) Mrs. Christina Lee Look Ngan Kwan is the aunt of Mr. Chien Lee and the mother of Mr. Anthony Hsien Pin Lee.

BOARD MEETINGS

The full Board met six times during the year under review. The attendance of Directors at the Board Meetings and the Board Committees (Executive Committee, Audit Committee and Remuneration Committee) Meetings is set out in the table below:

	Meetings Attended/Held			
Directors	Board	Executive Committee	Audit Committee	Remuneration Committee
Executive Directors				
Sir Run Run Shaw	6/6	7/7		
Dr. Norman Leung Nai Pang	6/6	7/7		
Louis Page	6/6	7/7		
Non-executive Directors				
Mona Fong	6/6	7/7		1/1
Dr. Chow Yei Ching	4/6			
Ho Ting Kwan	6/6			
Chien Lee	5/5		1/1	1/1
Christina Lee Look Ngan Kwan *2 meetings were attended by Alternate Director	6/6*			
Lee Jung Sen (retired on 25 May 2005) **3 meetings were attended by Alternate Director	3/3**	0/3	0/1	
Dr. Li Dak Sum	6/6		2/2	
Kevin Lo Chung Ping	6/6	7/7		
Robert Sze Tsai To	5/6		2/2	1/1

At the Board Meetings the Directors discussed and formulated overall strategies for the Company, monitored financial performance and discussed the annual and interim results, as well as other significant matters.

CHAIRMAN AND MANAGING DIRECTOR

Sir Run Run Shaw, the Chairman since 1980, and Mr. Louis Page, Managing Director since 1995, have segregated and clearly defined roles set out in the Company's Code on Corporate Governance.

The Board has formalised the functions delegated by the Board to the Management and reviews such arrangements on a periodic basis. The Management is charged with the following responsibilities:

(a) implementing and reporting to the Board on the Company's strategies;
(b) overseeing the realisation by the Company of the objectives set by the Board;
(c) providing all such information to the Board as is necessary to enable the Board to monitor the performance of the Management; and
(d) discharging duties and authority as may be delegated by the Board.

REMUNERATION OF DIRECTORS

The Remuneration Committee was established on 16 August 2005. All members are Non-executive Directors and the majority are independent. The Committee is chaired by Independent Non-executive Director Mr. Chien Lee and the other members are Ms. Mona Fong and Mr. Robert Sze Tsai To.

The Remuneration Committee is responsible for making recommendations to the Board on the Company's policy and structure for all remuneration of Directors and Senior Management and on the establishment of a formal and transparent procedure for developing policy on such remuneration. The Remuneration Committee's specific terms of reference are posted on the Company's website.

The Remuneration Committee had its first meeting in December 2005 to review the discretionary bonuses paid to the Executive Directors and the Senior Management for the year ended 31 December 2005.

Details of the Directors' and Senior Management's emoluments are set out on pages 82 to 83 of the Notes to the consolidated financial statements.

The main elements of the Company's remuneration policies are:

- no individual should determine his or her own remuneration;
- remuneration should be set which is commensurate with the pay levels in the market;
- remuneration should be able to attract and retain individuals with appropriate background, skills, knowledge and experience, relevant to the business and industry that the Group operates in.

In line with our policy that no individual should determine his or her own remuneration, the proposed fees for Directors were recommended by the Board and approved by our shareholders at the annual general meetings.

In determining the remuneration of Executive Directors and Senior Management, the remuneration of comparable positions in the market, including local and regional companies of comparable size, complexity and business scope, are referenced. This is consistent with our policy to pay remuneration which is commensurate with the pay levels in the market.

No share options of the Company have been granted to Directors during the year.

None of the Directors of the Company has a service contract with the Company which is not determinable within one year, without payment of compensation, other than statutory compensation.

NOMINATION OF DIRECTORS

The appointment of a new Director is a matter for consideration and decision by the full Board. As delegated by the Board, the Executive Committee is responsible for nominating suitably qualified candidates to be Directors.

Sir Run Run Shaw is the Chairman, Dr. Norman Leung Nai Pang, Ms. Mona Fong, Mr. Louis Page and Mr. Kevin Lo Chung Ping are members of the Executive Committee. The Executive Committee's specific terms of reference are posted on the Company's website.

The Board appointed Mr. Chien Lee, the Alternate Director to Mr. Lee Jung Sen since 1995, to be an Independent Non-executive Director of the Company on 17 March 2005, in consideration of Mr. Chien Lee's experience in the Company's affairs and his valuable contributions to the Board during the term of his alternate directorship.

DIRECTORS' TERM OF APPOINTMENT AND RE-ELECTION

Non-executive Directors are appointed for a specific term for around three years. All Directors retire from office by rotation and are subject to re-election at an annual general meeting at least once every three years. Pursuant to Article 114(D) of the Company's Articles of Association, the Chairman is exempted from retirement by rotation.

The Company's Articles of Association provide that Directors appointed to fill a casual vacancy shall hold office only until the first annual general meeting after their appointment, and shall be subject to re-election by the shareholders.

AUDITORS' REMUNERATION

Management performs a review of the remuneration to the Group's auditors on an annual basis. The fees for audit services have been approved by the Audit Committee, whilst the fees for non-audit services are estimates made by Management. A summary of fees for audit and non-audit services is as follows:

	Fees for audit services		**Fees for non-audit services**	
	2005	2004	**2005**	2004
	HK$'000	HK$'000	**HK$'000**	HK$'000
Company	**880**	750	**353**	285
Subsidiaries	**2,603**	2,346	**2,051**	560
Total	**3,483**	3,096	**2,404**	845
Fees payable to PricewaterhouseCoopers, the principal auditors	**3,062**	2,689	**2,404**	845

Non-audit services rendered to the Group included principally professional fee in relation to the tax challenge from the IRD in respect of preceding years' tax assessments.

FINANCIAL REPORTING AND AUDIT COMMITTEE

The Board is responsible for presenting financial information of the Group in a clear, balanced and timely manner in the form of financial statements that give a true and fair view of the Group's state of affairs. The Board also carries the responsibility to select the most appropriate accounting policies for the Group. In this regard, the Board has adopted the Hong Kong Financial Reporting Standards as promulgated by the Hong Kong Institute of Certified Public Accountants. In addition, the consolidated financial statements of the Group have been prepared on a going concern basis, assuming the continued operation of the business.

The Board is also vested with the responsibility to disseminate to shareholders and the public any price-sensitive information in a form of announcements and circulars, in accordance with the Listing Rules.

The Audit Committee reviews the financial statements prepared by Management before formal approval by the Board and oversees the financial reporting system of the Company.

The Audit Committee was established in 1999. As of 31 December 2005, all members of the Committee were Independent Non-executive Directors, with Mr. Robert Sze Tsai To as the chairman, Dr. Li Dak Sum and Mr. Chien Lee as members of the Audit Committee. On 22 February 2006, Dr. Li Dak Sum tendered his resignation as a member of the Audit Committee and Mr. Ho Ting Kwan, a Non-executive Director, was appointed as a member of the Audit Committee on the same date.

The Audit Committee has the following key responsibilities:

- making recommendations on the appointment, reappointment and removal of external auditors and considering the terms of such appointments
- developing and implementing policies on the engagement of external auditors for non-audit services
- monitoring the integrity of the financial statements, annual and interim reports and the auditors' report to ensure that the information presents a true and balanced assessment of the Company's financial position
- ensuring that the Management has fulfilled its duty to maintain an effective internal control system
- reviewing the external auditors' management letter and any questions raised by the auditors to Management, and Management's response

The Audit Committee's specific terms of reference are posted on the Company's website.

The Audit Committee held two meetings during the year ended 31 December 2005. There was no disagreement between the Board and the Audit Committee on the selection, appointment, resignation or dismissal of the external auditors.

The Audit Committee has reviewed with Management the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters including a review of the interim financial statements and the annual consolidated financial statements for the year ended 31 December 2005 before such statements were presented to the Board of Directors for approval.

The reporting responsibilities of PricewaterhouseCoopers, the Company's auditors, are set out in the Auditors' Report on page 31 of this Annual Report.

INTERNAL CONTROLS

The system of internal controls has been designed to safeguard assets from inappropriate use, maintain proper accounts and ensure effective operation of the Company's business and compliance with regulations. Management is directly responsible for implementing the strategies and policies adopted by the Board, and for managing all of the Company's activities including the operation of the internal control system.

The heads of the Finance team and the operating units perform regular financial and operational reviews of the Company, its subsidiaries and associates, as well as other reviews as required. Summaries of major audit findings and control weaknesses, if any, are reviewed by the Audit Committee. The heads of the Finance team and the operating units monitor the follow-up actions agreed upon in response to its recommendations.

SHAREHOLDER RELATIONS

The Company adopts a policy of disclosing relevant information to shareholders in a timely manner. The Company discloses information in the form of paid announcements in an English and a Chinese newspaper and makes available the information on its corporate website. Printed copies of the Annual and Interim Reports and Circulars are sent to all shareholders. The Company's annual general meeting allows Directors to meet and communicate with shareholders. Separate resolutions were proposed for each issue by the Chairman and were voted on by poll at the annual general meeting.

CORPORATE GOVERNANCE REPORT (Continued)

Annual general meeting proceedings are reviewed periodically to ensure that the Company follows best corporate governance practices. A notice of annual general meeting is sent to all shareholders at least 21 days prior to the annual general meeting, setting out details of each proposed resolution, voting procedures and other relevant information. The procedures for demanding and conducting a poll are explained during the meeting. Voting or poll results are published in the newspapers and posted on the Company's website on the business day following the annual general meeting.

The Company provides corporate information, including published announcements, circulars, annual reports, to shareholders and the public via the Company's website at www.tvb.com.

On behalf of the Board

Run Run Shaw
Executive Chairman

Hong Kong, 22 March 2006

FIVE-YEAR FINANCIAL REVIEW

	2001	2002	2003	2004	2005
Turnover (HK$'m)	3,265	3,162	3,311	3,817	4,177
Profit before income tax (HK$'m)	663	684	485	902	1,420
Income tax expense (HK$'m)	111	90	25	152	232
Profit attributable to equity holders of the Company (HK$'m)	589	590	441	719	1,180
Earnings per share (HK$)	1.35	1.35	1.01	1.64	2.69
Property, plant and equipment (HK$'m)	1,521	1,998	2,167	2,050	1,896
Leasehold land (HK$'m)	133	168	198	193	188
Intangible assets (HK$'m)	-	-	63	55	161
Interest in associates (HK$'m)	19	26	238	280	246
Interest in jointly controlled entities (HK$'m)	105	81	23	19	-
Investment securities (HK$'m)	5	5	4	4	-
Loans to investee companies (HK$'m)	11	11	13	14	7
Deferred income tax assets (HK$'m)	-	-	24	19	24
Current assets (HK$'m)	2,434	2,009	1,988	2,200	2,800
Current liabilities (HK$'m)	(1,002)	(905)	(1,112)	(855)	(749)
	3,226	3,393	3,606	3,979	4,573
Share capital (HK$'m)	22	22	22	22	22
Reserves (HK$'m)	3,073	3,252	3,274	3,649	4,360
Shareholders' funds (HK$'m)	3,095	3,274	3,296	3,671	4,382
Minority interest (HK$'m)	-	-	84	117	23
Long-term provisions (HK$'m)	-	-	62	1	-
Long-term borrowings and retirement benefit obligations (HK$'m)	78	63	68	65	18
Deferred income tax liabilities (HK$'m)	53	56	96	125	150
	3,226	3,393	3,606	3,979	4,573

The figures in this table have been restated to reflect the adoption of new / revised Hong Kong Financial Reporting Standards.

AUDITORS' REPORT TO THE SHAREHOLDERS OF TELEVISION BROADCASTS LIMITED

(incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements on pages 32 to 97 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of Directors and auditors

The Hong Kong Companies Ordinance requires the Directors to prepare consolidated financial statements which give a true and fair view. In preparing consolidated financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those consolidated financial statements and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the consolidated financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the consolidated financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the consolidated financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the consolidated financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2005 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 22 March 2006

CONSOLIDATED BALANCE SHEET

AS AT 31 DECEMBER 2005

	Note	2005	2004
		HK$'000	HK$'000 (Restated)
ASSETS			
Non-current assets			
Property, plant and equipment	5	**1,896,100**	2,049,844
Leasehold land	6	**188,416**	192,984
Intangible assets	7	**161,003**	55,342
Interest in associates	9	**245,516**	279,546
Interest in jointly controlled entities	10	**-**	18,722
Available-for-sale financial assets	11	**3**	-
Investment securities	12	**-**	3,705
Loans to investee companies	13	**6,676**	14,263
Deferred income tax assets	22	**24,358**	18,592
		2,522,072	2,632,998
Current assets			
Programmes, film rights and movies		**452,586**	452,652
Stocks	14	**11,430**	11,588
Trade and other receivables, prepayments and deposits	15	**1,353,966**	1,007,123
Other investments	16	**-**	189,432
Tax recoverable		**2,015**	3,034
Pledged bank deposits	17	**236**	234
Bank deposits maturing after three months		**35,289**	9,550
Cash and cash equivalents		**944,670**	526,299
		2,800,192	2,199,912
Total assets		**5,322,264**	4,832,910
EQUITY			
Capital and reserves attributable to the Company's equity holders			
Share capital	18	**21,900**	21,900
Other reserves	19	**700,132**	698,989
Retained earnings			
- Proposed final dividend	31	**569,400**	350,400
- Others		**3,090,315**	2,599,357
		4,381,747	3,670,646
Minority interest		**23,320**	116,550
Total equity		**4,405,067**	3,787,196
LIABILITIES			
Non-current liabilities			
Long-term borrowings	21	**-**	48,683
Deferred income tax liabilities	22	**149,740**	125,370
Retirement benefit obligations	23	**18,503**	16,215
Long-term provisions	24	**-**	1,045
		168,243	191,313

CONSOLIDATED BALANCE SHEET (Continued)

AS AT 31 DECEMBER 2005

	Note	2005	2004
		HK$'000	HK$'000 (Restated)
Current liabilities			
Trade and other payables and accruals	20	**643,232**	727,635
Current income tax liabilities		**104,680**	99,865
Borrowings	21	**-**	12,040
Short-term provisions	24	**1,042**	14,861
		748,954	854,401
Total liabilities		**917,197**	1,045,714
Total equity and liabilities		**5,322,264**	4,832,910
Net current assets		**2,051,238**	1,345,511
Total assets less current liabilities		**4,573,310**	3,978,509

Louis Page
Director

Run Run Shaw
Director

BALANCE SHEET

AS AT 31 DECEMBER 2005

	Note	2005	2004
		HK$'000	HK$'000
ASSETS			(Restated)
Non-current assets			
Property, plant and equipment	5	**1,633,100**	1,758,379
Leasehold land	6	**188,416**	192,984
Investment in subsidiaries	8	**510,460**	376,040
Interest in associates	9	**144,069**	133,397
		2,476,045	2,460,800
Current assets			
Programmes and film rights		**324,354**	372,008
Stocks	14	**1,702**	1,694
Trade and other receivables, prepayments and deposits	15	**903,442**	642,718
Cash and cash equivalents		**676,705**	252,869
		1,906,203	1,269,289
Total assets		**4,382,248**	3,730,089
EQUITY			
Capital and reserves attributable to the Company's equity holders			
Share capital	18	**21,900**	21,900
Other reserves	19	**712,144**	712,144
Retained earnings			
- Proposed final dividend	31	**569,400**	350,400
- Others		**2,608,546**	2,197,742
Total equity		**3,911,990**	3,282,186
LIABILITIES			
Non-current liabilities			
Deferred income tax liabilities	22	**118,562**	123,530
		118,562	123,530
Current liabilities			
Trade and other payables and accruals	20	**258,514**	247,680
Current income tax liabilities		**93,182**	66,011
Short-term provisions	24	**-**	10,682
		351,696	324,373
Total liabilities		**470,258**	447,903
Total equity and liabilities		**4,382,248**	3,730,089
Net current assets		**1,554,507**	944,916
Total assets less current liabilities		**4,030,552**	3,405,716

Louis Page
Director

Run Run Shaw
Director

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2005

	Note	2005	2004
		HK$'000	HK$'000
Turnover	4	**4,176,590**	3,816,936
Cost of sales	25	**(1,791,612)**	(1,841,449)
Gross profit		**2,384,978**	1,975,487
Other revenues	4	**38,962**	58,220
Selling, distribution and transmission costs	25	**(451,923)**	(450,258)
General and administrative expenses	25	**(490,969)**	(512,948)
Other operating (expenses)/income	25	**(22,042)**	10,890
Gain on disposal of financial assets at fair value through profit or loss	16	**148,778**	-
Operating profit		**1,607,784**	1,081,391
Finance costs	27	**(956)**	(7,006)
Share of losses of			
Jointly controlled entities		**(30)**	(6,099)
Associates		**(187,197)**	(166,402)
Profit before income tax		**1,419,601**	901,884
Income tax expense	28	**(232,354)**	(152,312)
Profit for the year		**1,187,247**	749,572
Attributable to:			
Equity holders of the Company	29	**1,180,019**	719,415
Minority interest		**7,228**	30,157
		1,187,247	749,572
Earnings per share for profit attributable to the equity holders of the Company during the year	30	**HK$2.69**	HK$1.64
Dividends	31	**678,900**	438,000

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 31 DECEMBER 2005

	Attributable to equity holders of the Company				
	Share capital	Other reserves	Retained earnings	Minority interest	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Balance at 1 January 2004, as previously reported as equity	21,900	694,371	2,579,276	-	3,295,547
Balance at 1 January 2004, as previously separately reported as minority interest	-	-	-	83,785	83,785
Balance at 1 January 2004, as restated	21,900	694,371	2,579,276	83,785	3,379,332
Currency translation differences	-	6,084	-	2,608	8,692
Exchange recognised directly in equity	-	(2,881)	2,881	-	-
Net income recognised directly in equity	-	3,203	2,881	2,608	8,692
Profit for the year	-	-	719,415	30,157	749,572
Total recognised income for 2004	-	3,203	722,296	32,765	758,264
Transfer	-	1,415	(1,415)	-	-
2003 final dividend paid	-	-	(262,800)	-	(262,800)
2004 interim dividend paid	-	-	(87,600)	-	(87,600)
	-	1,415	(351,815)	-	(350,400)
Balance at 31 December 2004	21,900	698,989	2,949,757	116,550	3,787,196
Balance at 1 January 2005, as restated	21,900	698,989	2,949,757	116,550	3,787,196
Currency translation differences	-	(9,018)	-	5,207	(3,811)
Net (expense)/ income recognised directly in equity	-	(9,018)	-	5,207	(3,811)
Profit for the year	-	-	1,180,019	7,228	1,187,247
Total recognised (expense)/ income for 2005	-	(9,018)	1,180,019	12,435	1,183,436
Transfer	-	10,161	(10,161)	-	-
2004 final dividend paid	-	-	(350,400)	-	(350,400)
2005 interim dividend paid	-	-	(109,500)	-	(109,500)
Acquisition of minority interest in a subsidiary (Note 7)	-	-	-	(105,665)	(105,665)
	-	10,161	(470,061)	(105,665)	(565,565)
Balance at 31 December 2005	**21,900**	**700,132**	**3,659,715**	**23,320**	**4,405,067**

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2005

	Note	2005	2004
		HK$'000	HK$'000
Cash flows from operating activities			
Cash generated from operations	32(a)	**1,501,951**	1,285,497
Interest paid		**(1,115)**	(10,423)
Hong Kong profits tax paid		**(144,572)**	(3,266)
Overseas taxation paid		**(63,426)**	(9,848)
Net cash generated from operating activities		**1,292,838**	1,261,960
Cash flows from investing activities			
Purchase of property, plant and equipment		**(113,092)**	(143,147)
Increase in bank deposits maturing after three months		**(25,739)**	(4,776)
Increase in loans to a jointly controlled entity		**-**	(2,016)
Loan repayments received from an investee company		**7,393**	-
Decrease in amount due from an associate		**-**	5,319
Acquisition of minority interest in a subsidiary		**(221,613)**	-
Proceeds from sale of a jointly controlled entity		**4,541**	-
Proceeds from sale of an available-for-sale financial asset		**2,771**	-
Proceeds from sale of a financial asset at fair value through profit or loss		**263,726**	-
Investment in an associate	9(a)	**(142,495)**	(45,200)
Investment in a financial asset at fair value through profit or loss		**(144,347)**	-
Proceeds from sale of property, plant and equipment		**813**	2,469
Interest received		**13,500**	2,386
Net cash used in investing activities		**(354,542)**	(184,965)
Net cash inflow before financing activities		**938,296**	1,076,995
Cash flows from financing activities			
Proceeds from short-term bank loans		**-**	2,338
Repayments of long-term bank loans, other loans and obligations under finance leases		**(58,385)**	(5,268)
Repayments of short-term bank loans		**(2,338)**	(499,115)
Increase in pledged bank deposits		**(2)**	(6)
Dividends paid		**(459,900)**	(350,400)
Net cash used in financing activities		**(520,625)**	(852,451)
Net increase in cash and cash equivalents		**417,671**	224,544
Cash and cash equivalents at 1 January		**526,299**	300,224
Effect of foreign exchange rate changes		**700**	1,531
Cash and cash equivalents at 31 December		**944,670**	526,299

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1 Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

1.1 Basis of preparation

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards (HKFRS). The consolidated financial statements have been prepared under the historical cost convention, as modified by the available-for-sale financial assets, financial assets and financial liabilities at fair value through profit or loss, which are carried at fair value.

The preparation of financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 3.

The adoption of new/revised HKFRS
In 2005, the Group adopted the new/revised standards and interpretations of HKFRS below, which are relevant to its operations. The 2004 comparatives have been amended as required, in accordance with the relevant requirements.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 31	Investments in Joint Ventures
HKAS 32	Financial Instruments: Disclosures and Presentation
HKAS 33	Earnings per Share
HKAS 36	Impairment of Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKFRS 3	Business Combinations

1 Summary of significant accounting policies (Continued)

1.1 Basis of preparation (Continued)

The adoption of new/revised HKASs 1, 2, 7, 8, 10, 16, 21, 23, 24, 27, 28, 31 and 33 did not result in substantial changes to the Group's accounting policies. In summary:

- HKAS 1 has affected the presentation of minority interest, share of net after-tax results of associates and other disclosures.
- HKASs 2, 7, 8, 10, 16, 23, 27, 28, 31 and 33 had no material effect on the Group's policies.
- HKAS 21 had no material effect on the Group's policy. The functional currency of each of the consolidated entities has been re-evaluated based on the guidance to the revised standard. All the Group entities have the same functional currency as the presentation currency for respective entity financial statements.
- HKAS 24 has affected the identification of related parties and some other related-party disclosures.

The adoption of revised HKAS 17 has resulted in a change in the accounting policy relating to the reclassification of leasehold land from property, plant and equipment to operating leases. The up-front prepayments made for the leasehold land are expensed in the income statement on a straight-line basis over the period of the lease or where there is impairment, the impairment is expensed in the income statement. In prior years, the leasehold land was accounted for at cost less accumulated depreciation and accumulated impairment.

The adoption of HKASs 32 and 39 has resulted in a change in the accounting policy relating to the classification of financial assets at fair value through profit or loss and available-for-sale financial assets.

The adoption of HKFRS 3, HKASs 36 and 38 has resulted in a change in the accounting policy for goodwill. Until 31 December 2004, goodwill was:

- amortised on a straight-line basis over a period ranging from 5 to 10 years; and
- assessed for an indication of impairment at each balance sheet date.

In accordance with the provisions of HKFRS 3 (Note 1.6):

- the Group ceased amortisation of goodwill from 1 January 2005;
- accumulated amortisation as at 31 December 2004 has been eliminated with a corresponding decrease in the cost of goodwill; and
- from the year ended 31 December 2005 onwards, goodwill is tested annually for impairment, as well as when there is indication of impairment.

All changes in the accounting policies have been made in accordance with the transitional provisions in the respective standards. All standards adopted by the Group require retrospective application other than:

- HKAS 21 - prospective accounting for goodwill and fair value adjustments as part of foreign operations;
- HKAS39 - does not permit to recognise, derecognise and measure financial assets and liabilities in accordance with this standard on a retrospective basis. The Group applied the previous Statement of Standard Accounting Practice ("SSAP") 24 "Accounting for investments in securities" issued by the Hong Kong Institute of Certified Public Accountants to investments in securities for the 2004 comparative information. The adjustments required for the accounting differences between SSAP 24 and HKAS 39 are determined and recognised at 1 January 2005; and

1 Summary of significant accounting policies (Continued)

1.1 Basis of preparation (Continued)

- HKFRS 3 - prospectively on or after 1 January 2005.

(a) The effects of the adoption of revised HKAS 17 are as follows:

	2005	2004
	HK$'000	HK$'000
Decrease in property, plant and equipment	**(188,416)**	(192,984)
Increase in leasehold land	**188,416**	192,984

There was no impact on basic earnings per share from the adoption of revised HKAS 17.

(b) The effects of the adoption of HKFRS 3 and HKAS 38 are as follows:

	2005
	HK$'000
Decrease in other operating expenses arising from the cessation of amortisation of goodwill	**5,598**
	HK$
Increase in basic earnings per share	**0.01**

(c) The effects of the adoption of HKASs 32 and 39 are as follows:

	2005
	HK$'000
Decrease in investment securities, at cost	**(21,478)**
Increase in available-for-sale financial assets, at cost	**21,478**

There was no impact on basic earnings per share from the adoption of HKASs 32 and 39.

The Group has not early adopted the following new HKASs and HKFRSs that have been issued but are not yet effective. The adoption of such HKASs and HKFRSs will not result in substantial changes to the Group's accounting policies.

HKAS 1 (Amendment)	Capital disclosure [1]
HKAS 19 (Amendment)	Actuarial gains and losses, group plan and disclosures [2]
HKAS 21 (Amendment)	Net investment in a foreign operation [2]
HKAS 39 (Amendment)	Cash flow hedge accounting of forecast intragroup transactions [2]
HKAS 39 (Amendment)	The fair value option [2]
HKAS 39 and HKFRS 4 (Amendment)	Financial guarantee contracts [2]
HKFRS 7	Financial instruments: disclosures [1]

[1] Effective for annual periods beginning on or after 1 January 2007.
[2] Effective for annual periods beginning on or after 1 January 2006.

1 Summary of significant accounting policies (Continued)

1.2 Consolidation

The consolidated financial statements include the financial statements of the Company and all its subsidiaries made up to 31 December.

(a) Subsidiaries

Subsidiaries are those entities in which the Company, directly or indirectly, controls the composition of the Board of Directors, controls more than half the voting power or holds more than half of the issued share capital.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

All significant inter-company transactions and balances within the Group are eliminated on consolidation.

In the Company's balance sheet the investment in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(b) Associates and jointly controlled entities

An associate is an entity over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights.

A jointly controlled entity is under a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over its economic activity.

Interests in associates and jointly controlled entities are accounted for by the equity method of accounting and is initially recognised at cost.

The Group's share of its associates' and jointly controlled entities' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate and jointly controlled entity equals or exceeds its interest in the associate and jointly controlled entity, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate and jointly controlled entity.

Unrealised gains on transactions between the Group and its associates and jointly controlled entities are eliminated to the extent of the Group's investments in the associates and jointly controlled entities. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates and jointly controlled entities have been changed where necessary to ensure consistency with the policies adopted by the Group.

1 Summary of significant accounting policies (Continued)

1.2 Consolidation (Continued)

(b) Associates and jointly controlled entities (Continued)

In the Company's balance sheet the interest in associates and jointly controlled entities is stated at cost less provision for impairment losses. The results of the associates and jointly controlled entities are accounted for by the Company on the basis of dividend received and receivables.

1.3 Segment reporting

In accordance with the Group's internal financial reporting, the Group has determined that business segments be presented as the primary reporting format and geographical as the secondary reporting format.

In respect of geographical segment reporting, sales are based on the country in which the customer is located. Total assets and capital expenditure are based on where the assets are located.

1.4 Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in Hong Kong dollars, which is the Company's functional and presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

Translation differences on non-monetary items, such as equity instruments held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation difference on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

(c) Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii) all resulting exchange differences are recognised as a separate component of equity.

1 Summary of significant accounting policies (Continued)

1.4 Foreign currency translation (Continued)

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholder's equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity on or after 1 January 2005 are treated as assets and liabilities of the foreign entity and translated at the closing rate. Goodwill and fair value adjustments arising on acquisitions prior to 1 January 2005 are expressed in the acquiring company's functional currency and reported using the exchange rate at the date of these acquisitions.

1.5 Property, plant and equipment

Property, plant and equipment, comprising buildings, leasehold improvements, studio, broadcasting and transmitting equipment, furniture and fixtures and motor vehicles are stated at cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are expensed in the income statement during the financial period in which they are incurred.

Freehold land is not depreciated. Other property, plant and equipment are depreciated at rates sufficient to write off their costs less accumulated impairment losses over their estimated useful lives on a straight-line basis. The principal annual rates are as follows:

Buildings	2.5% - 5%
Leasehold improvements	Over the unexpired term of the lease
Studio, broadcasting and transmitting equipment	7% - 20%
Furniture, fixtures and equipment	5% - 33.3%
Motor vehicles	10% - 25%

Improvements are capitalised and depreciated over their expected useful lives to the Group.

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (Note 1.7).

1.6 Intangible assets

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary/associate/jointly controlled entity at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates and jointly controlled entities is included in investments in associates and jointly controlled entities. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing.

1 Summary of significant accounting policies (Continued)

1.7 Impairment of assets

Assets that have an indefinite useful life are not subject to amortisation, which are at least tested annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicated that the carrying amount may not be recoverable. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

1.8 Investments

From 1 January 2004 to 31 December 2004:
The Group classified its investments in securities, other than subsidiaries, associates and jointly controlled entities, as investment securities and other investments.

(a) Investment securities

Investment securities were stated at cost less any provision for impairment losses. The carrying amounts of individual investments were reviewed at each balance sheet date to assess whether the fair values had declined below the carrying amounts. When a decline other than temporary had occurred, the carrying amount of such securities would be reduced to its fair value. The impairment loss was recognised as an expense in the income statement. This impairment loss was written back to the income statement when the circumstances and events that led to the write-downs or write-offs ceased to exist and there was persuasive evidence that the new circumstances and events would persist for the foreseeable future.

(b) Other investments

Other investments were carried at fair value. At each balance sheet date, the net unrealised gains or losses arising from the changes in fair value of other investments were recognised in the income statement. Profits or losses on disposal of other investments, representing the difference between the net sales proceeds and the carrying amounts, were recognised in the income statement as they arose.

From 1 January 2005 onwards:
The Group classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.

(a) Financial assets at fair value through profit or loss

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no

1 Summary of significant accounting policies (Continued)

1.8 Investments (Continued)

(b) Loans and receivables (Continued)

intention of trading the receivable. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet (Note 1.11).

(c) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Purchases and sales of investments are recognised on the trade-date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Financial assets at fair value through profit or loss are subsequently carried at fair value whereas available-for-sale financial assets are carried at cost less accumulated impairment. Loans and receivables are carried at amortised cost using the effective interest method. Realised and unrealised gains and losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of non-monetary securities classified as available-for-sale are recognised in equity. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains or losses from investment securities.

The fair values of quoted investments are based on current bid prices. Available-for-sale financial assets that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, are carried at cost less accumulated impairment.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the income statement – is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

1.9 Programmes, film rights and movies

Programmes are stated at cost less amounts expensed and any provision considered necessary by management. Cost comprises direct expenditure and an appropriate proportion of production overheads. The cost of programmes is apportioned between domestic terrestrial market and overseas licensing and distribution market. In the case of the former, the cost is expensed on first transmission, and in the latter, the cost is expensed on first distribution to licensees. The cost of programmes for satellite channels is expensed in accordance with a formula computed to write off the cost over a maximum of three transmissions.

Film rights are stated at cost less amounts expensed and any provision considered necessary by management. Film rights are expensed in accordance with a formula computed to write off the cost over the contracted number of transmissions.

1 Summary of significant accounting policies (Continued)

1.9 Programmes, film rights and movies (Continued)

Movies invested by the Group are stated at cost less accumulated amortisation and accumulated impairment losses. Amortisation of released movies is calculated at rates sufficient to write off the total cost of production in relation to expected revenues over a maximum period of three years. Unreleased movies are valued at cost less provision for impairment losses.

1.10 Stocks

Stocks, comprising decoders, tapes, video compact discs, digital video discs and consumable supplies, are stated at the lower of cost and net realisable value. The cost of video compact discs and digital video discs is calculated on a weighted average basis whereas the cost of other stocks is calculated on a first in first out basis. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

1.11 Trade and other receivables

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

1.12 Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, deposits held at call with banks, cash investments with a maturity of three months or less from the date of investment, and bank overdrafts and short-term loans repayable within three months.

1.13 Share capital

Ordinary shares are classified as equity.

1.14 Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

1 Summary of significant accounting policies (Continued)

1.15 Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred income tax.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on interest in subsidiaries, associates and jointly controlled entities except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

1.16 Employee benefits

(a) Employee leave entitlements

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity or paternity leave are not recognised until the time of leave.

(b) Pension obligations

The Group operates a number of defined benefit and defined contribution plans throughout the world, the assets of which are generally held in separate trustee - administered funds.

All permanent staff, temporary staff and full time artistes signed in individual names (excluding singers and serial artistes), whose employment period reaches 60 days or more (collectively referred to as "eligible members") and located in Hong Kong are entitled to participate in the Mandatory Provident Fund Scheme ("MPF Scheme"). The contributions to the MPF Scheme made by the Group for permanent staff joined prior to 1 June 2003 comprise mandatory contributions and voluntary contributions. The mandatory contribution is calculated at 5% of individual's "relevant income" with a maximum amount of HK$1,000 per month and the voluntary contribution is calculated at 10% of individual's basic salary less the mandatory contribution. The Group's contribution for permanent staff joined after 1 June 2003, full time artistes and temporary staff is 5% of individual's "relevant income" with a maximum amount of HK$1,000 per month. "Relevant income" includes salaries, wages, paid leave, fees, commissions, bonuses, gratuities, and allowances (excluding housing allowance/benefits, any redeemed payment and long service payment). Employer's voluntary contributions shall be refunded to the Group according to the vesting scale when the eligible members leave employment prior to vesting fully in the MPF Scheme.

The retirement schemes which cover employees located in overseas locations, except for Taiwan, are defined contribution schemes at various funding rates that are in accordance with the local practice and regulations. The employees located in Taiwan are members of a defined benefit retirement scheme prior to 1 July 2005. Following the promulgation of a new pension ordinance on 1 July 2005, the employees located in Taiwan are entitled to elect to remain as the sole members of the defined benefit retirement scheme or to become members of both the defined benefit retirement scheme and a defined contribution retirement scheme. By electing for the latter, the service lives of employees under the defined benefit retirement scheme are being frozen at 30 June 2005. All employees joining on or after 1 July 2005 have to join as members of the defined contribution retirement scheme.

1 Summary of significant accounting policies (Continued)

1.16 Employee benefits (Continued)

(b) Pension obligations (Continued)

The liability recognised in the balance sheet in respect of the defined benefit pension plan is the present value of the defined benefit obligation at the balance sheet date less the fair value of the plans assets, together with adjustments for unrecognised actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10% of the value of plan assets or 10% of the present value of the defined benefit obligation are recognised in the income statement over the employees' expected average remaining working lives.

Past-service costs are recognised immediately as income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight-line basis over the vesting period.

1.17 Provisions for onerous contracts

The Group recognises a provision for onerous contracts when the expected benefits to be derived from a contract are less than the unavoidable costs of meeting the obligations under the contract.

1.18 Contingent liabilities

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the consolidated financial statements. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognised as a provision.

1.19 Revenue recognition

Advertising income net of agency deductions is recognised when the advertisements are telecast.

Income from licensing of programme rights is recognised evenly over the contract period or upon delivery of the programmes concerned in accordance with the terms of the contracts. Income from box office receipts are recognised when movies are exhibited and the right to receive payment is established. Distribution income from movies are recognised upon delivery of the movies.

Subscription income from operation of satellite and subscription television networks is recognised on a straight-line basis over the contract period which generally coincides with the timing when the services are rendered. Unearned subscription fees received from subscribers are recorded as subscriptions received in advance under trade and other payables and accruals in the balance sheet.

1 Summary of significant accounting policies (Continued)

1.19 Revenue recognition (Continued)

Income from video tape and disc renting and sale of magazines are recognised on delivery of products. Income from sale of animation productions is recognised progressively in accordance with the stage of completion of the production. Income from other services, which includes programme/commercial production income, merchandising income, management fee income, facility rental income and other miscellaneous income, is recognised when the services are rendered.

Dividend income is recognised when the right to receive payment is established.

Interest income is recognised on a time proportion basis using the effective interest method.

1.20 Leases (as the lessee)

(a) Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are expensed in the income statement on a straight-line basis over the period of the lease.

(b) Finance leases

Leases of assets where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in current and non-current borrowings. The interest element of the finance cost is recognised in the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

1.21 Related parties

A party is considered to be related to the Group if

(a) directly, or indirectly through one or more intermediaries, the party (i) controls, is controlled by, or is under common control with the Group; (ii) has an interest in the Group that gives it significant influence over the Group; or (iii) has joint control over the Group;

(b) the party is an associate;

(c) the party is a jointly controlled entity;

(d) the party is a member of the key management personnel of the Group;

(e) the party is a close member of the family of any individual referred to in (a) to (d) above;

(f) the party is an entity that is controlled, jointly controlled or significant influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (d) and (e) above.

1 Summary of significant accounting policies (Continued)

1.22 Dividend distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders.

1.23 Comparatives

Where necessary, comparative figures have been reclassified to conform with changes in presentation in the current year.

2 Financial risk management

Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk (including foreign exchange risk and price risk), credit risk and cash flow interest rate risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance.

(a) Market risk

(i) Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the Hong Kong dollars. Foreign exchange risk arises from future commercial transactions, assets and liabilities recognition and net investments in foreign operations, are in a currency that is not the subsidiaries' functional currency.

The Group has certain investments in foreign operations, the net assets of which are exposed to foreign currency risk.

The Group manages this risk by initially seeking contracts effectively denominated in Hong Kong dollars where possible and economically favorable to do so. The Group will continue to monitor its foreign currency risk exposure and market conditions to determine if any hedging is required. The Group does not conduct any foreign currency speculative activities.

(ii) Price risk

The Group is exposed to equity securities price risk because investments held by the Group are classified on the consolidated balance sheet as available-for-sale financial assets. The Group is not exposed to commodity price risk.

(b) Credit risk

The Group has no significant concentrations of credit risk. It's credit risk is mitigated by its combination of cash and credit sales. For credit sales, the Group has no significant concentration of credit risk due to its diverse customer base. Credit risk is managed by formulating a credit policy for credit checks, credit reviews and monitoring procedures that include a formal collection process.

(c) Cash flow interest rate risk

As the Group has no significant interest-bearing assets, the Group's income and operating cash flows are substantially independent of changes in market interest rates.

3 Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. Estimates and assumptions that may have a significant risk of causing material adjustments to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Impairment of goodwill

The Group performs annual tests on whether there has been impairment of goodwill in accordance with the accounting policy stated in Note 1.6. The recoverable amounts of cash-generating units are determined based on value-in-use calculations. These calculations require the use of estimates and assumptions made by management on the future operation of the business, pre-tax discount rates, and other assumptions underlying the value-in-use calculations.

(b) Trade receivables

The aged debt profile of trade receivables is reviewed on a regular basis to ensure that the trade receivables are collectible and follow up actions are promptly carried out if the agreed credit periods have been exceeded. However, from time to time, the Group may experience delays in collection. Where recoverability of trade receivables are called into doubts, specific provisions for bad and doubtful debts are made based on credit status of the customers, the aged analysis of the trade receivables and write-off history. Certain receivables may be initially identified as collectible, yet subsequently become uncollectible and result in a subsequent write-off of the related receivable to the income statement. Changes in the collectibility of trade receivables for which provisions are not made could affect the results of operations.

(c) Useful lives of property, plant and equipment

In accordance with HKAS 16, the Group estimates the useful lives of property, plant and equipment in order to determine the amount of depreciation expenses to be recorded. The useful lives are estimated at the time the asset is acquired based on historical experience, the expected usage, wear and tear of the assets, as well as technical obsolescence arising from changes in the market demands or service output of the assets. The Group also performs annual reviews on whether the assumptions made on useful lives continue to be valid. Such reviews take into account the technological changes, prospective economic utilisation and physical condition of the assets concerned.

(d) Impairment of non-current asset

If a triggering event occurs indicating that the carrying amount of an asset may not be recoverable, an assessment of the carrying amount of that asset will be performed. Triggering events include significant adverse changes in the market value of an asset, changes in the business or regulatory environment, or certain legal events. The interpretation of such events requires judgment from management with respect to whether such an event has occurred.

Upon the occurrence of triggering events, the carrying amounts of non-current assets are reviewed to assess whether their recoverable amounts have declined below their carrying amounts. The recoverable amount is the present value of estimated net future cash flows which the Group expects to generate from the future use of the asset, plus the asset's residual value on disposal. Where the recoverable amount of non-current assets is less than its carrying value, an impairment loss is recognised to write the assets down to its recoverable amount.

3 Critical accounting estimates and judgements (Continued)

(d) Impairment of non-current asset (Continued)

The impairment assessment is performed based on the discounted cash flow analysis. This analysis relies on factors such as forecasts of future performance and long-term growth rates and the selection of discount rates. If these forecasts and assumptions prove to be incorrect or circumstances change, write down of the carrying value of the non-current assets may be required.

Based on the most recent assessments of recoverable amount, management is of the opinion that as at 31 December 2005, the non-current assets are recoverable at the amounts at which they are stated in the financial statements.

(e) Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Where the final tax outcome of these matters is different from the amounts that were initially recorded or anticipated, such differences will impact the current income tax and deferred income tax provisions in the period in which such determination is made.

4 Turnover, revenue and segment information

The Group is principally engaged in terrestrial television broadcasting with programme production, programme licensing and distribution, overseas satellite pay TV operations, channel operations and other related activities.

Turnover comprises advertising income net of agency deductions, licensing income, subscription income, as well as income from video tape and disc rentals, sale of animation productions, sale of magazines, programmes/commercial production income, merchandising income, management fee income, facility rental income and other service fee income.

Other revenues comprise mainly interest income and other rental income.

The amount of each significant category of revenue recognised during the year is as follows:

	2005	2004
	HK$'000	HK$'000
Turnover		
Advertising income, net of agency deductions	**2,681,524**	2,597,471
Licensing income	**790,725**	767,060
Subscription income	**413,947**	370,940
Others (note)	**336,990**	116,096
	4,223,186	3,851,567
Less: Withholding tax	**(46,596)**	(34,631)
	4,176,590	3,816,936
Other revenues (note)		
Interest income	**25,151**	20,294
Others	**13,811**	37,926
	38,962	58,220
	4,215,552	3,875,156

4 Turnover, revenue and segment information (Continued)

Note:

In prior years, the Group reported the revenues generated from the production of tailor-made sponsorship programmes on a net basis, and such net revenue was set off against the cost of production for these programmes. In prior years, income generated from commercial production, merchandising, talent management, facility rental and other services ("Miscellaneous Income") were included as other revenues.

In 2005, the Group is of the opinion that it is more appropriate to reclassify the above revenues and income. As a result, revenues from production of tailor-made sponsorship programmes and the Miscellaneous Income are now classified under Turnover. These classification changes were made from 1 January 2005 and have no effect on the Group's profit.

If the revenues for the year ended 31 December 2004 were reclassified on the same basis as above, the Group's turnover would increase by HK$137,884,000, cost of sales would increase by HK$115,652,000 and other revenue would decrease by HK$22,232,000, with no change to the Group's profit. Therefore, the Group's turnover, cost of sales and other revenues for the year ended 31 December 2004 would have been HK$3,954,820,000, HK$1,957,101,000 and HK$35,988,000 respectively.

Primary reporting format - business segments

The Group is organised on a worldwide basis into five main business segments:

Terrestrial television broadcasting - free to air broadcasting of television programmes and commercials and production of programmes

Programme licensing and distribution - provision of television programmes to homevideo markets and overseas broadcasters

Overseas satellite pay TV operations - provision of satellite pay television services to subscribers in USA, Europe and Australia

Channel operations - compilation and distribution of television channels in Mainland China, Taiwan, Hong Kong and other countries

Other activities - animation production, merchandising services, website portal, magazine publication, movie investment and other related services

The Group's inter-segment transactions mainly consist of licensing of programmes and film rights and provision of services. Licensing of programmes and film rights were entered into at similar terms as that contracted with third parties. The services provided were charged on a cost plus basis or at similar terms as that contracted with third parties.

4 Turnover, revenue and segment information (Continued)

Primary reporting format - business segments (Continued)

An analysis of the Group's turnover and results for the year by business segments is as follows:

	2005						
	Terrestrial television broadcasting	Programme licensing and distribution	Overseas satellite pay TV operations	Channel operations	Other activities	Elimination	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Turnover (note)							
External sales	2,230,312	594,065	247,177	984,023	121,013	-	4,176,590
Inter-segment sales	5,877	99,056	-	14,291	6,712	(125,936)	-
	2,236,189	693,121	247,177	998,314	127,725	(125,936)	4,176,590
Segment results (note)	859,160	391,028	28,789	194,429	(15,501)	1,101	1,459,006
Gain on disposal of financial assets at fair value through profit or loss							148,778
Finance costs							(956)
Share of losses of							
Jointly controlled entities	-	-	-	(30)	-		(30)
Associates	-	-	-	(187,197)	-		(187,197)
Profit before income tax							1,419,601
Income tax expense							(232,354)
Profit for the year							1,187,247

Note: There were no new activities at their initial stage of operations (i.e. not more than five years since commencement of commercial operations) for the year ended 31 December 2005.

Other segment terms included in the income statement are as follows:

Depreciation	186,203	6,994	12,318	52,950	1,911		260,376
Amortisation of leasehold land	4,568	-	-	-	-		4,568
Impairment of goodwill	-	-	-	5,894	-		5,894

4 Turnover, revenue and segment information (Continued)

Primary reporting format - business segments (Continued)

	2004						
	Terrestrial television broadcasting	**Programme licensing and distribution**	**Overseas satellite pay TV operations**	**Channel operations**	**Other activities**	**Elimination**	**Total**
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Turnover (note (a))							
External sales (note (b))	2,005,790	581,817	213,834	907,560	107,935	-	3,816,936
Inter-segment sales	1,142	97,426	183	14,912	8,295	(121,958)	-
	2,006,932	679,243	214,017	922,472	116,230	(121,958)	3,816,936
Segment results (note (a))	519,227	375,081	(7,010)	171,403	21,015	1,675	1,081,391
Finance costs							(7,006)
Share of losses of							
Jointly controlled entities	-	-	-	(6)	(6,093)		(6,099)
Associates	-	-	-	(166,402)	-		(166,402)
Profit before income tax							901,884
Income tax expense							(152,312)
Profit for the year							749,572

Notes:

(a) The above segments included activities at their initial stage of operations (i.e. not more than five years since commencement of commercial operations) and an analysis of their respective turnover and results is as follows:

Turnover	-	-	142,350	-	26,142		168,492
Segment results	-	-	24,547	-	10,132		34,679

(b) In respect of the terrestrial television broadcasting segment, revenues generated from the production of tailor-made sponsorship programmes were reported on a net basis, and such net revenue was set off against the cost of production for these programmes in prior years. If these revenues were reclassified to turnover, the turnover for external sales under this segment would increase by HK$137,884,000, with no overall effect on the segment results. On this basis, the turnover for external sales for 2004 would have been HK$2,143,674,000.

Other segment terms included in the income statement are as follows:

Depreciation	191,786	6,712	9,647	53,133	3,930		265,208
Amortisation of leasehold land	4,567	-	-	-	-		4,567
Amortisation of goodwill	-	-	5,598	1,799	-		7,397

4 Turnover, revenue and segment information (Continued)

Primary reporting format - business segments (Continued)

The segment assets and liabilities at 31 December 2005 and capital expenditure for the year ended 31 December 2005 are as follows:

	Terrestrial television broadcasting	Programme licensing and distribution	Overseas satellite pay TV operations	Channel operations	Other activities	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Segment assets	3,502,242	221,896	117,145	1,040,418	125,319	5,007,020
Interest in associates	144,069	-	-	101,447	-	245,516
Available-for-sale financial assets	-	3	-	-	-	3
Loans to investee companies	-	6,676	-	-	-	6,676
Unallocated assets						63,049
Total assets						5,322,264
Segment liabilities	258,514	94,996	58,259	174,948	19,184	605,901
Payable for financial assets at fair value through profit or loss	-	-	-	56,876	-	56,876
Unallocated liabilities						254,420
Total liabilities						917,197
Capital expenditure	65,734	4,123	2,520	155,976	687	229,040

4 Turnover, revenue and segment information (Continued)

Primary reporting format - business segments (Continued)

The segment assets and liabilities at 31 December 2004 and capital expenditure for the year ended 31 December 2004 are as follows:

	Terrestrial television broadcasting	Programme licensing and distribution	Overseas satellite pay TV operations	Channel operations	Other activities	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Segment assets	3,183,901	195,608	141,685	621,002	147,191	4,289,387
Interest in associates	133,397	-	-	146,149	-	279,546
Interest in jointly controlled entities	-	-	-	3,814	14,908	18,722
Investment securities	-	3	-	2,164	1,538	3,705
Loans to investee companies	-	14,263	-	-	-	14,263
Other investments	-	-	-	189,432	-	189,432
Unallocated assets						37,855
Total assets						4,832,910
Segment liabilities	258,362	88,972	60,744	141,655	20,591	570,324
Payable for other investments	-	-	-	189,432	-	189,432
Unallocated liabilities						285,958
Total liabilities						1,045,714
Capital expenditure	111,512	5,953	1,445	20,164	4,073	143,147

Segment assets consist primarily of property, plant and equipment, leasehold land, intangible assets, stocks, receivables and operating cash, and mainly exclude tax recoverable, deferred income tax and investments.

Segment liabilities comprise operating liabilities and exclude items such as income tax and borrowings.

Capital expenditure comprises additions to property, plant and equipment (Note 5) and intangible assets (Note 7).

4 Turnover, revenue and segment information (Continued)

Secondary reporting format - geographical segments

Although the Group's five business segments are managed on a worldwide basis, sales are generated in eight main geographical areas:

Hong Kong - terrestrial television broadcasting with programme production, distribution of television channels, website portal, magazine publication and movie investment.

Taiwan - cable television channel services

USA and Canada - licensing and distribution of television programmes and satellite pay TV operations

Australia - licensing and distribution of television programmes and satellite pay TV operations

Europe - licensing and distribution of television programmes and satellite pay TV operations

Mainland China - licensing and distribution of television programmes and channels and satellite TV channel services

Malaysia and Singapore - licensing and distribution of television programmes

Other countries - principally licensing and distribution of television programmes

An analysis of the Group's turnover and segment results for the year by geographical segments is as follows:

	Turnover		**Segment results**	
	2005	2004	**2005**	2004
	HK$'000	HK$'000	**HK$'000**	HK$'000
Geographical segments:				
Hong Kong	**2,560,672**	2,281,105	**940,891**	587,331
Taiwan	**743,834**	703,831	**133,586**	155,050
USA and Canada	**209,149**	208,667	**106,197**	106,873
Australia	**67,784**	60,510	**(6,023)**	(11,933)
Europe	**97,080**	78,953	**17,275**	(19,119)
Mainland China	**117,225**	104,922	**65,311**	56,571
Malaysia and Singapore	**337,726**	337,056	**182,978**	184,095
Other countries	**43,120**	41,892	**18,791**	22,523
	4,176,590	3,816,936	**1,459,006**	1,081,391
Gain on disposal of financial assets at fair value through profit or loss			**148,778**	
			1,607,784	

Sales are based on the location in which the customers are located. There are no sales between the geographical segments.

4 Turnover, revenue and segment information (Continued)

Secondary reporting format - geographical segments (Continued)

	Total assets		Capital expenditure	
	2005	2004	**2005**	2004
	HK$'000	HK$'000	**HK$'000**	HK$'000
Hong Kong	**3,994,853**	3,388,477	**69,453**	115,523
Taiwan	**680,433**	540,143	**155,901**	20,006
USA and Canada	**101,990**	123,375	**2,610**	4,975
Australia	**11,614**	16,113	**325**	473
Europe	**72,966**	88,195	**735**	913
Mainland China	**26,836**	21,806	**-**	1,229
Malaysia and Singapore	**93,321**	78,750	**-**	-
Other countries	**25,007**	32,528	**16**	28
	5,007,020	4,289,387	**229,040**	143,147
Interest in associates	**245,516**	279,546		
Interest in jointly controlled entities	**-**	18,722		
Available-for-sale financial assets	**3**	-		
Investment securities	**-**	3,705		
Loans to investee companies	**6,676**	14,263		
Other investments	**-**	189,432		
Unallocated assets	**63,049**	37,855		
	5,322,264	4,832,910		

Total assets and capital expenditure are allocated based on where the assets are located.

5 Property, plant and equipment

(a) Group

	Freehold land and buildings	Leasehold improvements	Studio, broadcasting and transmitting equipment	Furniture, fixtures and equipment	Motor vehicles	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Cost						
At 1 January 2004	1,044,682	96,697	1,475,698	603,340	37,773	3,258,190
Exchange differences	2,377	1,591	9,420	2,135	310	15,833
Additions	1,706	1,998	109,251	25,632	4,560	143,147
Transfers	-	-	4,072	(4,072)	-	-
Disposals	-	(5,154)	(16,601)	(9,925)	(2,319)	(33,999)
At 31 December 2004	1,048,765	95,132	1,581,840	617,110	40,324	3,383,171
At 1 January 2005	1,048,765	95,132	1,581,840	617,110	40,324	3,383,171
Exchange differences	823	1,004	(562)	(1,104)	79	240
Additions	1,046	1,660	77,503	25,741	7,142	113,092
Cost adjustment (note (i))	(3,500)	-	-	-	-	(3,500)
Transfers	16,629	(16,629)	631	(631)	-	-
Disposals	-	(10,196)	(54,742)	(14,289)	(2,720)	(81,947)
At 31 December 2005	**1,063,763**	**70,971**	**1,604,670**	**626,827**	**44,825**	**3,411,056**
Accumulated depreciation and impairment						
At 1 January 2004	36,394	67,644	807,005	149,491	29,976	1,090,510
Exchange differences	173	1,406	7,465	1,410	271	10,725
Charge for the year	38,169	11,669	157,000	54,190	4,180	265,208
Transfers	-	-	1,596	(1,596)	-	-
Written back on disposals	-	(5,121)	(15,943)	(9,733)	(2,319)	(33,116)
At 31 December 2004	74,736	75,598	957,123	193,762	32,108	1,333,327
At 1 January 2005	74,736	75,598	957,123	193,762	32,108	1,333,327
Exchange differences	(289)	608	(1,180)	(775)	96	(1,540)
Charge for the year	37,896	12,509	153,317	52,023	4,631	260,376
Transfers	15,211	(15,211)	202	(202)	-	-
Written back on disposals	-	(10,196)	(52,285)	(12,018)	(2,708)	(77,207)
At 31 December 2005	**127,554**	**63,308**	**1,057,177**	**232,790**	**34,127**	**1,514,956**
Net book value						
At 31 December 2005	**936,209**	**7,663**	**547,493**	**394,037**	**10,698**	**1,896,100**
At 31 December 2004	974,029	19,534	624,717	423,348	8,216	2,049,844

5 Property, plant and equipment (Continued)

(a) Group (Continued)

Notes:

(i) During the year, a settlement agreement was entered into between the Company and the contractor under which it was agreed that a sum of HK$3,500,000 be deducted from the total contract sum to release the contractor from the obligation to rectify the outstanding defects in respect of the construction of buildings located in TVB City.

(ii) The net book value of leased assets at 31 December 2005 comprised furniture, fixtures and equipment of HK$nil (2004: HK$1,000).

(iii) At 31 December 2005, no items under property, plant and equipment were pledged for any borrowings. At 31 December 2004, property, plant and equipment with net book value amounting to HK$109,894,000 were pledged as security for the Group's short-term loans and long-term borrowings.

(iv) Property, plant and equipment comprise freehold land outside Hong Kong at cost of HK$74,992,000 (2004: HK$ 74,195,000).

5 Property, plant and equipment (Continued)

(b) Company

	Buildings	Leasehold improvements	Studio, broadcasting and transmitting equipment	Furniture, fixtures and equipment	Motor vehicles	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Cost						
At 1 January 2004	921,192	14,186	1,042,755	494,796	26,765	2,499,694
Additions	1,652	-	91,979	14,257	3,623	111,511
Transferred from subsidiaries	-	-	-	5	-	5
Disposals	-	-	(7,459)	(5,175)	(2,319)	(14,953)
At 31 December 2004	922,844	14,186	1,127,275	503,883	28,069	2,596,257
At 1 January 2005	922,844	14,186	1,127,275	503,883	28,069	2,596,257
Additions	888	-	45,538	13,766	5,542	65,734
Cost adjustment (note)	(3,500)	-	-	-	-	(3,500)
Transferred from/(to) subsidiaries	-	-	(210)	630	-	420
Disposals	-	(10,196)	(38,490)	(6,262)	(50)	(54,998)
At 31 December 2005	**920,232**	**3,990**	**1,134,113**	**512,017**	**33,561**	**2,603,913**
Accumulated depreciation						
At 1 January 2004	27,636	14,186	518,682	79,604	20,414	660,522
Charge for the year	36,964	-	111,930	39,586	3,306	191,786
Transferred from subsidiaries	-	-	-	3	-	3
Written back on disposals	-	-	(7,008)	(5,106)	(2,319)	(14,433)
At 31 December 2004	64,600	14,186	623,604	114,087	21,401	837,878
At 1 January 2005	64,600	14,186	623,604	114,087	21,401	837,878
Charge for the year	36,626	-	107,794	38,009	3,774	186,203
Transferred from/(to) subsidiaries	-	-	(210)	430	-	220
Written back on disposals	-	(10,196)	(37,062)	(6,180)	(50)	(53,488)
At 31 December 2005	**101,226**	**3,990**	**694,126**	**146,346**	**25,125**	**970,813**
Net book value						
At 31 December 2005	**819,006**	**-**	**439,987**	**365,671**	**8,436**	**1,633,100**
At 31 December 2004	858,244	-	503,671	389,796	6,668	1,758,379

5 Property, plant and equipment (Continued)

(b) Company (Continued)

Note:

During the year, a settlement agreement was entered into between the Company and the contractor under which it was agreed that a sum of HK$3,500,000 be deducted from the total contract sum to release the contractor from the obligation to rectify the outstanding defects in respect of the construction of buildings located in TVB City.

6 Leasehold land

The Group's interests in leasehold land represent prepaid operating lease payments and their net book value are analysed as follows:

	Group and Company	
	2005	2004
	HK$'000	HK$'000
In Hong Kong held on:		
Leases of between 10 to 50 years	**188,416**	192,984
Opening net book value		
- as previously reported	**-**	-
- reclassification of leasehold land	**-**	197,551
- as currently reported	**192,984**	-
	192,984	197,551
Amortisation (Note 25)	**(4,568)**	(4,567)
Closing net book value	**188,416**	192,984
Cost	**200,977**	200,977
Accumulated amortisation	**(12,561)**	(7,993)
Closing net book value	**188,416**	192,984

7 Intangible assets

	Group
	Goodwill
	HK$'000
At 1 January 2004	
Cost	64,866
Accumulated amortisation	(2,127)
Net book amount	62,739
Year ended 31 December 2004	
Opening net book amount	62,739
Amortisation expense (Note 25)	(7,397)
Closing net book amount	55,342
At 31 December 2004	
Cost	64,866
Accumulated amortisation	(9,524)
Net book amount	55,342
Year ended 31 December 2005	
Opening net book amount	55,342
Acquisition of minority interest in a subsidiary (note (a))	115,948
Impairment expense (note (b) and Note 25)	(5,894)
Exchange differences	(4,393)
Closing net book amount	**161,003**
At 31 December 2005	
Cost	166,897
Accumulated impairment	(5,894)
Net book amount	**161,003**

Notes:

(a) On 21 March 2005, the Group acquired the remaining 30% interest in Liann Yee Production Co. Ltd. ("LYP") from the minority shareholder at a cash consideration of NT$900 million, plus direct cost relating to the acquisition of NT$2.7 million (totalling NT$902.7 million or HK$221,613,000). The excess of the cost over the fair value of the 30% of the net identifiable assets of LYP, amounting to NT$472 million (HK$115,948,000), has been recognised as goodwill.

(b) The impairment expense arose in respect of the Group's publishing business in Taiwan as it continues to be in a loss making position.

7 Intangible assets (Continued)

Impairment tests for goodwill

Goodwill is allocated to the Group's cash-generating units (CGUs) identified according to country of operation and business segment.

A segment-level summary of the goodwill allocation is presented below:

	2005		
	Overseas satellite pay TV operations	**Channel operations**	**Total**
	HK$'000	**HK$'000**	**HK$'000**
Europe	**49,448**	**-**	**49,448**
Taiwan	**-**	**111,555**	**111,555**
	49,448	**111,555**	**161,003**

	2004		
	Overseas satellite pay TV operations	**Channel operations**	**Total**
	HK$'000	HK$'000	HK$'000
Europe	49,448	-	49,448
Taiwan	-	5,894	5,894
	49,448	5,894	55,342

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a five-year period. The growth rate does not exceed the long-term average growth rate in which the CGU operates.

Key assumptions used for value-in-use calculations

	Overseas satellite pay TV operations	**Channel operations**
	Europe	**Taiwan**
Gross margin	42%	35%
Growth rate	-6%	2%
Discount rate	11%	11%

These assumptions have been used for the analysis of each CGU within the business segment.

Management determined budgeted gross margin based on past performance and its expectations for the market development. The weighted average growth rates used are consistent with the forecasts included in industry reports. The discount rates used are pre-tax and reflect specific risks relating to the relevant segments.

8 Investment in subsidiaries

	Company	
	2005	2004
	HK$'000	HK$'000
Unlisted shares, at cost	**600**	600
Amounts due from subsidiaries (note (a))	**509,860**	389,360
Amounts due to subsidiaries (note (b))	-	(13,920)
	510,460	376,040

Notes:

(a) The amounts due from subsidiaries are unsecured and interest free, and have no fixed terms of repayment.

(b) The amounts due to subsidiaries were unsecured, interest free and not repayable within twelve months from the balance sheet date.

Details of the subsidiaries are listed in Note 38.

9 Interest in associates

	Group		Company	
	2005	2004	**2005**	2004
	HK$'000	HK$'000	**HK$'000**	HK$'000
Share of net assets	**157,727**	333,599	-	-
Unpaid capital contributions (note (a))	**(56,280)**	(187,450)	-	-
	101,447	146,149	-	-
Loan to an associate (note (b))	**115,564**	115,564	**115,564**	115,564
Interest receivables from an associate (note (b))	**28,505**	17,833	**28,505**	17,833
	245,516	279,546	**144,069**	133,397
Unlisted shares, at cost	**533,300**	521,975	-	-

Notes:

(a) The amount represents the unpaid capital contributions to an associate, Galaxy Satellite TV Holdings Limited ("GSTV") which is unsecured and interest free. Capital contributions of HK$131,170,000 together with the subscription of new shares of HK$11,325,000 (totalling HK$142,495,000) were paid during the year. The remaining portion of the unpaid capital contributions would be paid in March 2006 in accordance with the time schedule stipulated under sale and purchase agreement of shares of GSTV dated 21 April 2005.

(b) The loan to an associate is unsecured and carries interest at 8% per annum compounded annually. Details of the terms of repayment are disclosed in Note 36(e).

The carrying amount of the loan to an associate approximates its fair value.

9 Interest in associates (Continued)

Details of the associates are listed below:

Name	Place of incorporation	Principal activities and place of operation	Particulars of issued shares held	Percentage of interest in ownership
TVB3 Network Company Limited	Thailand	Television production and programming service in Thailand	Ordinary shares of Baht10 each	40%
Galaxy Satellite TV Holdings Limited	Hong Kong	Investment holding in Hong Kong	Ordinary shares of HK$1 each	49%
Galaxy Satellite Broadcasting Limited	Hong Kong	Domestic pay television programme service in Hong Kong	Ordinary shares of HK$1 each	# 49%

an associate held indirectly by the Group

Summary of the Group's share of financial information on associates is as follows:

	Assets	Liabilities	Equity	Revenues	Loss for the year
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
2005	**361,022**	**203,295**	**157,727**	**71,007**	**(187,197)**
2004	437,238	103,639	333,599	39,259	(166,402)

10 Interest in jointly controlled entities

	Group	
	2005	2004
	HK$'000	HK$'000
Share of net assets	**-**	3,814
Loan to a jointly controlled entity (note (a))	**20,653**	20,993
Provision for impairment (note (b))	**(20,653)**	(6,085)
	-	18,722
Unlisted shares, at cost	**14,165**	74,007

10 Interest in jointly controlled entities (Continued)

Notes:

(a) The loan to a jointly controlled entity is unsecured and interest free, and has no fixed terms of repayment.

(b) Investment cost and loan to a jointly controlled entity were fully provided as at 31 December 2005.

Details of the jointly controlled entities are listed below:

Name	Place of incorporation	Principal activities and place of operation	Percentage of interest in ownership
Hsin Chi Broadcast Co. Ltd.*	Taiwan	Satellite digital television broadcasting services in Taiwan	40%
上海新视线互动多媒体有限公司	The People's Republic of China	Internet web portal in Mainland China	50%

* The jointly controlled entity was sold at a gain of HK$623,000 during the year.

Summary of the Group's share of financial information on jointly controlled entities is as follows:

	Assets	Liabilities	Equity	Revenues	Loss for the year
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
2005					
Hsin Chi Broadcast Co. Ltd.	-	-	-	-	**(30)**
上海新视线互动多媒体有限公司 (note (b) above)	-	-	-	-	-
	-	-	-	-	**(30)**
2004					
Hsin Chi Broadcast Co. Ltd.	3,823	9	3,814	67	(6)
上海新视线互动多媒体有限公司	12,587	12,587	-	2,979	(6,093)
	16,410	12,596	3,814	3,046	(6,099)

11 Available-for-sale financial assets

	Group
	2005
	HK$'000
Beginning of the year (Note1(c) and Note 12)	21,478
Exchange differences	75
Write off of investments (Note 12)	(17,773)
Disposals	(1,538)
Provision for impairment (note)	(2,239)
End of the year	**3**

Available-for-sale financial assets include the following:

Unlisted equity securities - Canada	**3**

Note: The impairment expense arose in respect of the Group's investment in companies which have been in a continued loss making position or in the process of liquidation.

12 Investment securities

	Group
	2004
	HK$'000
Unlisted equity securities, at cost (Note 1(c))	21,478
Provision for impairment	(17,773)
	3,705

The carrying amounts of investment securities approximate their fair values.

13 Loans to investee companies

	Group	
	2005	2004
	HK$'000	HK$'000
Loans to investee companies	**6,676**	52,210
Provision for impairment	-	(37,947)
	6,676	14,263

The loans to the investee companies are unsecured and interest free, and have no fixed terms of repayment, except for an amount of HK$6,676,000 (2004: HK$8,271,000) which carries interest at 2% per annum above the Canadian Prime Rate. The provision was made by the Group for the amounts considered irrecoverable.

The carrying amounts of loans to investee companies approximate their fair values.

14 Stocks

At 31 December 2005 and 2004, all stocks are stated at costs, which approximate their fair values.

15 Trade and other receivables, prepayments and deposits

	Group		Company	
	2005	2004	**2005**	2004
	HK$'000	HK$'000	**HK$'000**	HK$'000
Receivables from:				
Associates	**202,748**	25,902	**200,480**	24,009
An investee company	**-**	2,167	**-**	-
Related parties	**39,949**	48,349	**-**	-
Trade receivables (note (a))	**892,172**	841,758	**615,642**	578,267
Less: Provision for impairment of receivables	**(68,031)**	(66,885)	**(41,531)**	(39,694)
Other receivables, prepayments and deposits (note (b))	**263,139**	155,832	**128,851**	80,136
Tax reserve certificates	**23,989**	-	**-**	-
	1,353,966	1,007,123	**903,442**	642,718

Notes:

(a) The Group operates a controlled credit policy and allows an average credit period of forty to sixty days to the majority of the Group's customers who satisfy the credit evaluation of the Group. Cash on delivery, advance payments or bank guarantees are required from other customers of the Group.

(b) Other receivables include an amount of HK$86,275,000 receivable from See Corporation Limited being the balance of the proceeds from the sale of the 51% interest in GSTV. The amount was subsequently received in full on 28 February 2006.

At 31 December 2005 and 2004, the aging analysis of the trade receivables including trading balances due from associates, an investee company and related parties is as follows:

	Group		Company	
	2005	2004	**2005**	2004
	HK$'000	HK$'000	**HK$'000**	HK$'000
Current	**405,941**	403,890	**221,636**	235,670
1-2 months	**241,864**	209,821	**195,282**	162,361
2-3 months	**142,271**	131,528	**116,742**	105,021
3-4 months	**107,689**	65,386	**86,728**	43,756
4-5 months	**49,499**	29,430	**41,613**	23,830
Over 5 months	**185,343**	66,897	**154,121**	31,128
	1,132,607	906,952	**816,122**	601,766
Trade receivables due from:				
Third parties	**892,172**	841,758	**615,642**	578,267
Associates, an investee company and related parties	**240,435**	65,194	**200,480**	23,499
Non-trading amounts due from associates and related parties	**2,262**	11,224	**-**	510
	1,134,869	918,176	**816,122**	602,276

15 Trade and other receivables, prepayments and deposits (Continued)

Except for the amounts due from associates, there is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.

The carrying amounts of trade and other receivables, prepayments and deposits approximate their fair values.

The Group has recognised a loss of HK$6,720,000 (2004: HK$421,000) for the impairment of its trade receivables during the year ended 31 December 2005.

16 Other investments

On 16 September 2004, the Group entered into a deed of agreement with Intelsat Hong Kong LLC ("Intelsat"), the then 51% shareholder of GSTV under which Intelsat agreed to transfer its 51% interest in GSTV to the Group free of any payment.

As the Group is restricted from holding 50% or more of the voting interest in GSTV, a waiver was granted by the Government of the Hong Kong Special Administrative Region ("HKSAR") to the Company for a period of twelve months from 28 December 2004 to secure an independent party to acquire the 51% interest transferred from Intelsat. As such, the Group had accounted for the unpaid capital contributions in relation to Intelsat's investment in GSTV, which at 31 December 2004 amounted to HK$189,432,000, as other investments. An equivalent amount was recognised as an other payable in respect of the unpaid capital contributions (Note 20).

On 21 April 2005, 49% and 2% interests in GSTV were sold to See Corporation Limited and Dr. Charles Chan Kwok Keung respectively for a total cash consideration of HK$350 million (the "Disposal"). The transaction was completed on 12 August 2005 subject to the settlement of unpaid capital contributions by the Group to GSTV of HK$376,882,000, of which HK$263,726,000 was settled in September 2005. The remaining balance of HK$113,156,000, which includes unpaid capital contributions under interest in associates of HK$56,280,000 (Note 9) and payable for financial assets at fair value through profit or loss of HK$56,876,000 (Note 20), would be settled in March 2006. The Disposal resulted in a gain of HK$148,778,000.

17 Bank deposits

At 31 December 2005, the Group had pledged bank deposits of HK$236,000 (2004: HK$234,000) to secure certain credit facilities granted to a subsidiary of the Group. The carrying amounts of bank deposits approximate their fair values.

18 Share capital

	Number of ordinary shares of HK$0.05 each	Nominal value
		HK$'000
Authorised:		
At 1 January 2004 and 2005 and 31 December 2005	**1,300,000,000**	**65,000**
Issued and fully paid:		
At 1 January 2004 and 2005 and 31 December 2005	**438,000,000**	**21,900**

19 Other reserves

(a) Group

	Share premium	General reserve	Capital reserve	Legal reserve	Capital redemption reserve	Translation	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Balance at 1 January 2004	602,026	70,000	864	7,831	40,118	(26,468)	694,371
Currency translation differences:							
- Group	-	-	-	-	-	5,993	5,993
- Jointly controlled entities	-	-	-	-	-	91	91
Transfer from retained earnings	-	-	-	1,415	-	-	1,415
Exchange recognised directly in equity	-	-	-	-	-	(2,881)	(2,881)
Balance at 31 December 2004	602,026	70,000	864	9,246	40,118	(23,265)	698,989
Balance at 1 January 2005	602,026	70,000	864	9,246	40,118	(23,265)	698,989
Currency translation differences:							
- Group	-	-	-	-	-	(17,092)	(17,092)
- Associates	-	-	-	-	-	545	545
- Jointly controlled entities	-	-	-	-	-	7,529	7,529
Transfer from retained earnings	-	-	-	10,161	-	-	10,161
Balance at 31 December 2005	**602,026**	**70,000**	**864**	**19,407**	**40,118**	**(32,283)**	**700,132**

19 Other reserves (Continued)

(b) Company

	Share premium	General reserve	Capital redemption reserve	Total
	HK$'000	HK$'000	HK$'000	HK$'000
Balance at 1 January 2004 and 2005 and 31 December 2005	**602,026**	**70,000**	**40,118**	**712,144**

In accordance with the local laws and regulations of a subsidiary, the subsidiary is required to transfer the gain on deemed disposal of its associate to the capital reserve. The capital reserve in connection with the gain on deemed disposal of its associate can only be used to cover operating losses.

In accordance with the local laws of subsidiaries in Taiwan, these subsidiaries are required to set aside 10% of annual net income less any accumulated deficit as legal reserve to the extent that the legal reserve amounts to total contributed share capital. The application of the legal reserve is restricted to covering operating losses and conversion into share capital.

The capital redemption reserve and share premium account of the Group were set up in accordance with the requirements of the Hong Kong Companies Ordinance.

Distributable reserves, include retained earnings and general reserve, of the Company at 31 December 2005, calculated under Section 79B of the Hong Kong Companies Ordinance, amounted to HK$3,247,946,000 (2004: HK$2,618,142,000).

20 Trade and other payables and accruals

	Group		Company	
	2005	2004	**2005**	2004
	HK$'000	HK$'000	**HK$'000**	HK$'000
Trade payables to :				
Associates	**7,692**	1,551	-	-
Related parties	**237**	1,037	-	-
Third parties	**91,188**	85,232	**44,663**	42,461
Other payables and accruals	**487,239**	450,383	**213,851**	205,219
Payable for financial assets at fair value through profit or loss (Note 16)	**56,876**	-	-	-
Payable for other investments (Note 16)	-	189,432	-	-
	643,232	727,635	**258,514**	247,680

20 Trade and other payables and accruals (Continued)

At 31 December 2005 and 2004, the aging analysis of the trade payables including trading balances due to associates and related parties is as follows:

	Group		Company	
	2005	2004	**2005**	2004
	HK$'000	HK$'000	**HK$'000**	HK$'000
Current	**61,487**	59,805	**35,057**	33,034
1-2 months	**22,211**	21,877	**7,539**	8,030
2-3 months	**8,391**	1,662	**1,649**	1,026
3-4 months	**1,884**	1,108	**40**	221
4-5 months	**229**	1,095	**16**	143
Over 5 months	**4,915**	2,273	**362**	7
	99,117	87,820	**44,663**	42,461
Trade payables due to:				
Third parties	**91,188**	85,232	**44,663**	42,461
Associates and related parties	**7,929**	2,588	**-**	-
	99,117	87,820	**44,663**	42,461

The carrying amounts of trade and other payables and accruals approximate their fair values.

21 Borrowings

	Group	
	2005	2004
	HK$'000	HK$'000
Non-current		
Long-term bank loans	**-**	48,683
Current		
Current portion of long-term bank loans	**-**	5,366
Current portion of long-term other loans	**-**	4,253
Obligations under finance leases	**-**	83
Short-term bank loans	**-**	2,338
	-	12,040
Total borrowings	**-**	60,723

21 Borrowings (Continued)

All bank loans and other loans were fully repaid during 2005. At 31 December 2004, bank loans and other loans of HK$58,302,000 were secured by land and buildings with net book value of HK$109,894,000.

The maturity of borrowings is as follows:

	2004		
	Bank loans	**Others loans**	**Total**
	HK$'000	HK$'000	HK$'000
In the first year	7,704	4,253	11,957
In the second year	5,623	-	5,623
In the third to fifth year	18,534	-	18,534
After the fifth year	24,526	-	24,526
	56,387	4,253	60,640

At 31 December 2005 and 2004, the Group's finance lease liabilities were repayable as follows:

	2005	2004
	HK$'000	HK$'000
In the first year - present value	-	83

The effective interest rates at balance sheet date were as follows:

	2004		
	GBP	NT$	US$
Bank borrowings	5.75%	4.68%	-
Other loans	-	-	8.50%

The carrying amounts of the borrowings are denominated in the following currencies:

	2005	2004
	HK$'000	HK$'000
New Taiwan dollars	-	54,049
Sterling	-	2,338
US dollars	-	4,253
Australian dollars	-	83
	-	60,723

The carrying amounts of borrowings approximate their fair values.

22 Deferred income tax

The movement in the deferred income tax liabilities/(assets) account is as follows:

	Group		Company	
	2005	2004	**2005**	2004
	HK$'000	HK$'000	**HK$'000**	HK$'000
At 1 January	**106,778**	72,207	**123,530**	94,365
Exchange differences	**82**	(89)	**-**	-
Recognised in the income statement (Note 28)	**18,522**	34,660	**(4,968)**	29,165
At 31 December	**125,382**	106,778	**118,562**	123,530

Deferred income tax liabilities of HK$329,000 (2004: HK$317,000) have not been established for the withholding and other taxation that would be payable on the unremitted earnings of an investee company.

Deferred income tax assets are recognised for tax losses carry forward to the extent that realisation of the related tax benefit through the future taxable profits is probable. At 31 December 2005, the Group has unrecognised tax losses of HK$478,107,000 (2004: HK$465,557,000) to carry forward against future taxable income. These tax losses will expire as follows:

	Group	
	2005	2004
	HK$'000	HK$'000
In the first year	**-**	-
In the second to fifth year	**920**	1,018
After the fifth year	**68,173**	67,343
No expiry date	**409,014**	397,196
	478,107	465,557

22 Deferred income tax (Continued)

The movement in deferred income tax assets and liabilities (prior to offsetting of balances within the same taxation jurisdiction) during the year is as follows:

(a) Group

Deferred income tax liabilities

	Accelerated tax depreciation		Others		Total	
	2005	2004	**2005**	2004	**2005**	2004
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
At 1 January	**135,885**	136,041	**2,931**	4,617	**138,816**	140,658
Recognised in the income statement	**(6,971)**	(148)	**28,664**	(1,691)	**21,693**	(1,839)
Exchange differences	**(12)**	(8)	**(5)**	5	**(17)**	(3)
At 31 December	**128,902**	135,885	**31,590**	2,931	**160,492**	138,816

Deferred income tax assets

	Provisions		Tax losses		Others		Total	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
At 1 January	**2,783**	18,138	**12,665**	29,467	**16,590**	20,846	**32,038**	68,451
Recognised in the income statement	**(2,601)**	(15,391)	**7,227**	(16,780)	**(1,455)**	(4,328)	**3,171**	(36,499)
Exchange differences	**-**	36	**(60)**	(22)	**(39)**	72	**(99)**	86
At 31 December	**182**	2,783	**19,832**	12,665	**15,096**	16,590	**35,110**	32,038

22 Deferred income tax (Continued)

(b) Company

Deferred income tax liabilities

	Accelerated tax depreciation		Others		Total	
	2005	2004	**2005**	2004	**2005**	2004
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
At 1 January	**129,794**	131,633	**1,380**	2,747	**131,174**	134,380
Recognised in the income statement	**(6,487)**	(1,839)	**(350)**	(1,367)	**(6,837)**	(3,206)
At 31 December	**123,307**	129,794	**1,030**	1,380	**124,337**	131,174

Deferred income tax assets

	Provisions		Tax losses		Others		Total	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
At 1 January	**1,869**	5,575	**-**	29,015	**5,775**	5,425	**7,644**	40,015
Recognised in the income statement	**(1,869)**	(3,706)	**-**	(29,015)	**-**	350	**(1,869)**	(32,371)
At 31 December	**-**	1,869	**-**	-	**5,775**	5,775	**5,775**	7,644

	Group		Company	
	2005	2004	**2005**	2004
	HK$'000	HK$'000	**HK$'000**	HK$'000
Net deferred income tax assets recognised on the balance sheet	**(24,358)**	(18,592)	**-**	-
Net deferred income tax liabilities recognised on the balance sheet	**149,740**	125,370	**118,562**	123,530
	125,382	106,778	**118,562**	123,530

23 Retirement benefit obligations

	Group	
	2005	2004
	HK$'000	HK$'000
Obligations on:		
- pensions - defined contribution plans (note (a))	**7,151**	5,584
- pensions - defined benefits plans (note (b))	**18,503**	16,215
	25,654	21,799

Notes:

(a) Pensions - defined contribution plans

Forfeited contributions totalling HK$7,668,000 (2004: HK$7,479,000) were utilised during the year.

Contributions totalling HK$7,151,000 (2004: HK$5,584,000) were payable to the fund at the year end and are included in other payables and accruals.

(b) Pensions - defined benefits plans

The Group operates a defined benefit retirement scheme providing benefits to eligible employees located in Taiwan under the local regulations.

The pension plan is a final salary defined benefit plan. The assets of the funded plan are held independently of those of the Group, being invested through a central trust fund. The plan is valued by a qualified actuary annually using the projected unit credit method. The latest valuation was carried out as of 31 December 2005 by Client View Management Consulting Co., Ltd..

The amounts recognised in the consolidated balance sheet are determined as follows:

	Group	
	2005	2004
	HK$'000	HK$'000
Present value of funded obligations	**47,120**	44,903
Fair value of plan assets	**(21,428)**	(17,231)
	25,692	27,672
Unrecognised actuarial losses	**(7,189)**	(11,457)
Liability in the balance sheet	**18,503**	16,215

23 Retirement benefit obligations (Continued)

(b) Pensions - defined benefits plans (Continued)

The amounts recognised in the consolidated income statement are as follows:

	Group	
	2005	2004
	HK$'000	HK$'000
Current service cost	**4,434**	5,600
Interest cost	**1,610**	1,058
Expected return on plan assets	**(85)**	252
Total, included in employee benefit expense (Note 26(b))	**5,959**	6,910

The actual return on plan assets was HK$280,000 (2004: HK$370,000).

The movement in the liability recognised in the consolidated balance sheet is as follows:

	Group	
	2005	2004
	HK$'000	HK$'000
At 1 January	**16,215**	11,372
Exchange differences	**139**	417
Total expense - as shown above	**5,959**	6,910
Contributions paid	**(3,810)**	(2,484)
At 31 December	**18,503**	16,215

The principal actuarial assumptions used were as follows:

	Group	
	2005	2004
	%	%
Discount rate	**3.50**	3.50
Expected rate of return on plan assets	**2.50**	2.50
Expected rate of future salary increases	**3.00**	3.00

24 Provisions

	Group		Company	
	Onerous Contracts		Onerous Contracts	
	2005	2004	**2005**	2004
	HK$'000	HK$'000	**HK$'000**	HK$'000
At 1 January	**15,906**	95,125	**10,682**	31,857
Less: utilised during the year	**(14,864)**	(30,173)	**(10,682)**	(21,175)
Less: settlement of onerous contracts	**-**	(37,395)	**-**	-
Less: write back of surplus upon settlement	**-**	(11,832)	**-**	-
Exchange differences	**-**	181	**-**	-
At 31 December	**1,042**	15,906	**-**	10,682
Analysis of total provisions				
Non-current	**-**	1,045	**-**	-
Current	**1,042**	14,861	**-**	10,682
	1,042	15,906	**-**	10,682

The carrying amounts of provisions approximate their fair values.

25 Expenses by nature

Expenses included in cost of sales, selling, distribution and transmission costs, general and administrative expenses and other operating expenses/(income) are:

	2005	2004
	HK$'000	HK$'000
Loss/(gain) on disposal of property, plant and equipment	**3,927**	(1,586)
Net exchange loss/(gain)	**1,127**	(2,558)
Auditors' remuneration	**3,660**	3,185
Non-audit service fees paid to principal auditors (mainly tax services)	**2,741**	631
Cost of programmes, film rights, movies and stocks	**1,148,348**	1,311,297
Depreciation - owned property, plant and equipment	**260,375**	265,181
Depreciation - leased property, plant and equipment	**1**	27
Amortisation of leasehold land (Note 6)	**4,568**	4,567
Amortisation of goodwill (Note 7)	**-**	7,397
Impairment of goodwill (Note 7)	**5,894**	-
Impairment on loan to a jointly controlled entity	**14,638**	-
Operating leases		
- equipment and transponders	**66,281**	64,137
- land and buildings	**35,465**	24,654
Employee benefit expense (excluding directors' emoluments) (Note 26(b))	**1,124,284**	1,160,175

26 Directors' emoluments and employee benefit expense

(a) Directors' emoluments

The remuneration of every Director for the year ended 31 December 2005 is set out below:

Name of Director	Fees	Salary and allowance	Discretionary bonuses	Pension contributions	Total
	HK$'000	**HK$'000**	**HK$'000**	**HK$'000**	**HK$'000**
Executive Directors					
Sir Run Run Shaw, G.B.M.	**900**	**-**	**-**	**-**	**900**
Dr. Norman Leung Nai Pang, G.B.S., LL.D., J.P.	**30**	**4,180**	**-**	**12**	**4,222**
Louis Page	**105**	**2,400**	**1,700**	**240**	**4,445**
Non-executive Directors					
Mona Fong	**259**	**-**	**-**	**-**	**259**
Dr. Chow Yei Ching, G.B.S.	**30**	**-**	**-**	**-**	**30**
Ho Ting Kwan	**30**	**1,580**	**-**	**145**	**1,755**
Chien Lee (note (i))	**45**	**-**	**-**	**-**	**45**
Christina Lee Look Ngan Kwan	**30**	**-**	**-**	**-**	**30**
Lee Jung Sen, O.B.E. (note (ii))	**50**	**-**	**-**	**-**	**50**
Dr. Li Dak Sum, DSSc. (Hon.), J.P.	**50**	**-**	**-**	**-**	**50**
Kevin Lo Chung Ping	**105**	**-**	**-**	**-**	**105**
Robert Sze Tsai To	**174**	**-**	**-**	**-**	**174**
	1,808	**8,160**	**1,700**	**397**	**12,065**

The remuneration of every Director for the year ended 31 December 2004 was set out below:

Name of Director	Fees	Salary and allowance	Discretionary bonuses	Pension contributions	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Executive Directors					
Sir Run Run Shaw, G.B.M.	900	-	-	-	900
Dr. Norman Leung Nai Pang, G.B.S., LL.D., J.P.	-	4,180	-	12	4,192
Louis Page	105	2,400	1,400	240	4,145
Non-executive Directors					
Mona Fong (note (iii))	733	-	-	-	733
Dr. Chow Yei Ching, G.B.S.	30	-	-	-	30
Ho Ting Kwan	30	4,350	900	435	5,715
Christina Lee Look Ngan Kwan	30	-	-	-	30
Lee Jung Sen, O.B.E.	125	-	-	-	125
Dr. Li Dak Sum, DSSc. (Hon.), J.P.	50	-	-	-	50
Kevin Lo Chung Ping (note (iv))	-	-	-	-	-
Robert Sze Tsai To	170	-	-	-	170
	2,173	10,930	2,300	687	16,090

26 Directors' emoluments and employee benefit expense (Continued)

(a) Directors' emoluments (Continued)

Notes:

(i) The Director was appointed on 17 March 2005.

(ii) The Director retired on 25 May 2005.

(iii) The amount stated above included Director's fee of HK$478,000 in respect of the period from 25 October 2000 to 31 December 2003.

(iv) In 2004, a Director, Kevin Lo Chung Ping, waived fees payable to him as Director and Executive Committee member of the Company totalling HK$105,000.

(b) Employee benefit expense

	2005	2004
	HK$'000	HK$'000
Wages and salaries	**1,054,296**	1,085,380
Pension costs - defined contribution plans	**64,029**	67,885
Pension costs - defined benefits plans	**5,959**	6,910
	1,124,284	1,160,175

(c) Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year include two (2004: three) Directors whose emoluments are reflected in the analysis presented in note (a) above. The emoluments payable to the remaining three (2004: two) individuals during the year are as follows:

	2005	2004
	HK$'000	HK$'000
Salaries and allowances	**8,940**	5,666
Bonuses	**10,938**	1,083
Pension contributions	**594**	555
	20,472	7,304

The aggregate emoluments paid to the individuals are further analysed into the following bands:

Emolument bands	**Number of individuals in each band**	
	2005	2004
HK$3,000,001 - HK$3,500,000	**1**	1
HK$4,000,001 - HK$4,500,000	**1**	1
HK$13,000,001 - HK$13,500,000	**1**	-
	3	2

27 Finance costs

	2005 HK$'000	2004 HK$'000
Interest on overdrafts, bank loans and other loans		
- wholly repayable within five years	**618**	4,286
- not wholly repayable within five years	**338**	2,682
Interest element of finance leases	**-**	38
Total finance costs incurred	**956**	7,006

28 Income tax expense

Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profit for the year. Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates.

The amount of income tax charged to the consolidated income statement represents:

	2005 HK$'000	2004 HK$'000
Current income tax:		
- Hong Kong profits tax	**179,907**	80,863
- Overseas taxation	**34,629**	34,209
- (Over)/under provisions in prior years	**(704)**	2,580
Deferred income tax relating to the origination and reversal of temporary differences (Note 22)	**18,522**	34,660
	232,354	152,312

28 Income tax expense (Continued)

The income tax on the Group's profit before income tax differs from the theoretical amount that would arise using the taxation rate of the place where the company operates as follows:

	2005	2004
	HK$'000	HK$'000
Profit before income tax	**1,419,601**	901,884
Calculated at a taxation rate of 17.5% (2004: 17.5%)	**248,430**	157,830
Effect of different taxation rates in other countries	**(30,082)**	(37,070)
Tax effect of share of results of associates and jointly controlled entities	**32,760**	30,187
Income not subject to taxation	**(28,386)**	(13,799)
Expenses not deductible for taxation purposes	**8,151**	5,956
Tax losses not recognised	**3,929**	16,140
Utilisation of previously unrecognised tax losses	**(20,848)**	(4,690)
Tax credit allowance	**(4,198)**	(2,599)
Tax on undistributed profits	**28,728**	-
Allowance for previous non-deductible expenses	**(12,580)**	-
Withholding tax	**9,243**	-
Others	**(2,089)**	(2,223)
(Over)/under provisions in prior years	**(704)**	2,580
	232,354	152,312

29 Profit attributable to equity holders of the Company

The profit attributable to equity holders of the Company is dealt with in the financial statements of the Company to the extent of HK$1,089,704,000 (2004: HK$648,509,000).

30 Earnings per share

The earnings per share is calculated based on the Group's profit attributable to equity holders of HK$1,180,019,000 (2004: HK$719,415,000) and 438,000,000 shares in issue throughout the years ended 31 December 2005 and 2004. No fully diluted earnings per share is presented as there were no potentially dilutive shares outstanding.

31 Dividends

	2005	2004
	HK$'000	HK$'000
Interim dividend paid of HK$0.25 (2004: HK$0.20) per ordinary share	**109,500**	87,600
Proposed final dividend of HK$1.30 (2004: HK$0.80) per ordinary share	**569,400**	350,400
	678,900	438,000

31 Dividends (Continued)

At a meeting held on 22 March 2006, the Directors declared a final dividend of HK$1.30 per ordinary share. This proposed dividend is not reflected as a dividend payable in these financial statements, but will be reflected as an appropriation of retained earnings for the year ending 31 December 2006.

32 Notes to the consolidated cash flow statement

(a) Reconciliation of operating profit to cash generated from operations

	2005	2004
	HK$'000	HK$'000
Operating profit	**1,607,784**	1,081,391
Gain on disposal of a jointly controlled entity	**(623)**	-
Gain on disposal of financial assets at fair value through profit or loss	**(148,778)**	-
Gain on disposal of available-for-sale financial assets	**(1,233)**	-
Depreciation and amortisation of leasehold land	**264,944**	269,775
Impairment of goodwill	**5,894**	-
Amortisation of goodwill	**-**	7,397
Loss/(gain) on disposal of property, plant and equipment	**3,927**	(1,586)
Write back of surplus upon settlement of onerous contracts	**-**	(11,832)
Utilisation/settlement of onerous contracts	**(14,864)**	(67,568)
In-kind contribution to an associate (note (b))	**-**	(150,000)
Impairment on available-for-sale financial assets	**2,239**	-
Impairment on loan to a jointly controlled entity	**14,638**	-
Interest income	**(25,151)**	(20,294)
Exchange differences	**(1,561)**	2,056
Operating profit before working capital changes	**1,707,216**	1,109,339
Decrease in programmes, film rights, movies and stocks	**224**	156,461
Increase in trade and other receivables, prepayments and deposits	**(259,589)**	(15,239)
Increase in trade and other payables and accruals	**51,812**	30,093
Increase in retirement benefit obligations - defined benefits plans	**2,288**	4,843
Cash generated from operations	**1,501,951**	1,285,497

(b) Significant non-cash transaction

In 2004, investment in an associate of HK$150,000,000 was made by way of the provision of programme content to the associate.

33 Contingent liabilities

	Group		Company	
	2005	2004	**2005**	2004
	HK$'000	HK$'000	**HK$'000**	HK$'000
(a) Guarantees for banking facilities granted to				
- subsidiaries	**-**	-	**-**	128,308
- an investee company	**8,688**	8,756	**-**	-
	8,688	8,756	**-**	128,308

It is anticipated that no material liabilities will arise from the above bank and other guarantees which arose in the ordinary course of business.

(b) In March 2005, the Group received additional profits tax assessment notices from the Inland Revenue Department of Hong Kong ("IRD") for the year of assessment 1998/99 for profits generated by the Group's programme licensing and distribution business carried out overseas. The total amount of the additional assessments of profits tax was HK$98,277,000. The Group had been granted a holdover of these additional assessments.

Subsequently, in February 2006, the Group received additional profits tax assessment notices from IRD in respect of the year of assessment 1999/2000 for profits generated by the Group's programme licensing and distribution business carried out overseas. The total amount of the additional assessments of profits tax was HK$98,576,000.

The Group has objected to these additional assessments. The Group believes that the objection is well-founded, and is determined to defend the Group's position vigorously. On this basis, the Group is of the view that no additional tax provision is necessary.

34 Commitments

(a) Capital commitments

The amounts of commitments for property, plant and equipment are as follows:

	Group		Company	
	2005	2004	**2005**	2004
	HK$'000	HK$'000	**HK$'000**	HK$'000
Authorised but not contracted for	**170,941**	184,390	**112,373**	101,645
Contracted but not provided for	**12,513**	14,845	**10,456**	9,728
	183,454	199,235	**122,829**	111,373

The Group did not share any capital commitments of the jointly controlled entities for the years ended 31 December 2005 and 2004.

34 Commitments (Continued)

(b) Operating lease commitments

At 31 December 2005, the Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	Group		Company	
	2005	2004	**2005**	2004
	HK$'000	HK$'000	**HK$'000**	HK$'000
Land and buildings				
- not later than one year	**25,369**	37,077	**3,959**	15,613
- later than one year and not later than five years	**43,737**	51,892	**2,046**	4,266
- later than five years	**1,620**	11,769	**-**	-
	70,726	100,738	**6,005**	19,879
Equipment and transponders				
- not later than one year	**30,819**	62,427	**1,032**	922
- later than one year and not later than five years	**39,360**	60,557	**471**	1,175
- later than five years	**-**	5,537	**-**	-
	70,179	128,521	**1,503**	2,097
	140,905	229,259	**7,508**	21,976

35 Television broadcasting licence

The Company operates under the terms of a licence granted by the Government of the HKSAR which runs for a period of twelve years to 30 November 2015. The licence will be subject to a mid-term review in 2009.

36 Significant related party transactions

The following transactions were carried out with related parties:

	Note	2005	2004
		HK$'000	HK$'000
(a) Sales of goods and services			
Sales of services to other related parties			
Programmes/channel licensing fee	(i)	**131,030**	136,193
Advertising agency fee	(i)	**33,688**	30,315
Management fee	(i)	**30,320**	7,595
Advertising income	(ii)	**-**	9,548
Rental of satellite equipment and technical service fee	(ii)	**764**	7,719
Transponder leasing fee	(ii)	**475**	5,161
Programmes licensing fee	(iii)	**6,843**	6,232
Movie licensing fee	(viii)	**9,000**	-
Sales of services to an associate			
Programmes/channel licensing fee	(iv)	**194,623**	173,563
Channel package service fee	(iv)	**3,691**	-
Downlink service fee	(iv)	**1,110**	-
Advertising income	(iv)	**20,715**	-
Rental income and related charges	(iv)	**6,812**	7,153
Others	(iv)	**3,431**	343
		442,502	383,822
(b) Purchases of goods and services			
Purchases of services from other related parties			
Rental fee	(v)	**(8,866)**	(17,732)
Optical fibre rental fee	(ii)	**(195)**	(1,968)
Satellite relay service fee	(ii)	**(382)**	(3,859)
Programmes/channel licensing fee	(vi)	**(4,011)**	(2,379)
Supply network and telephone system	(vii)	**(1,350)**	(2,648)
Others	(viii)	**(506)**	-
Purchases of services from an associate			
Playback and uplink service fee	(iv)	**(37,541)**	(40,849)
Others	(iv)	**(1,045)**	-
		(53,896)	(69,435)

36 Significant related party transactions (Continued)

Notes:

(i) The fees were received from MEASAT Broadcast Network Systems Sdn. Bhd., an associate of the minority shareholder of non wholly-owned subsidiaries of the Company.

(ii) The fees were received from/(paid to) Era Communications Co. Ltd. ("Era"), a minority shareholder of a non wholly-owned subsidiary of the Company, LYP. Upon Era disposed all its shareholdings in LYP to a third party on 4 February 2005, Era ceased to be a related party of the Company after that date.

(iii) The fees were received from ASTRO Entertainment Networks Ltd., an associate of the minority shareholder of non wholly-owned subsidiaries of the Company.

(iv) The fees were received from/(paid to) GSB, an associate of the Company.

(v) The rental fees were paid to Shaw Brothers (Hong Kong) Limited, a substantial shareholder of the Company in respect of the lease of certain office and car parking spaces.

(vi) The fees were paid to Celestial Television Networks Ltd., an associate of the minority shareholder of non wholly-owned subsidiaries of the Company.

(vii) The fees were paid to Chevalier (Network Solutions) Limited ("CNSL") in relation to the supply, installation and maintenance of the private automatic branch exchange system and structured cabling network. The total sum was settled by way of installments. The controlling shareholder of the holding company of CNSL, is also a Director of the Company.

(viii) The fees were received from/(paid to) Celestial Productions Limited, an associate of the minority shareholder of non wholly-owned subsidiaries of the Company.

(c) Key management compensation

	2005	2004
	HK$'000	HK$'000
Salaries and other short-term employee benefits	**30,730**	21,430

36 Significant related party transactions (Continued)

(d) Year-end balances

	2005 HK$'000	2004 HK$'000
Receivables from other related parties (note (i))	**39,949**	48,349
Receivables from an investee company	**-**	2,167
Receivables from associates (note (ii))	**202,748**	25,902
	242,697	76,418
Payables to other related parties	**237**	1,037
Payables to associates	**7,692**	1,551
	7,929	2,588

Notes:

(i) At 31 December 2005, a provision for impairment of receivable from other related parties of HK$2,262,000 (2004: HK$7,880,000) had been provided.

(ii) At 31 December 2005, a provision for impairment of receivable from associates of HK$1,887,000 (2004: HK$1,892,000) had been provided.

(e) Loans to related parties

	2005 HK$'000	2004 HK$'000
Loans to investee companies		
Beginning of the year	**52,210**	51,085
Write off of loan	**(37,947)**	-
Loan repayments received	**(7,393)**	-
Interest expensed	**402**	417
Interest received	**(366)**	(417)
Exchange differences	**(194)**	1,125
End of the year	**6,712**	52,210
Provision for impairment	**-**	(37,947)
	6,712	14,263
Loan to an associate		
Beginning of the year	**133,397**	115,564
Interest expensed	**10,672**	17,833
End of the year	**144,069**	133,397

36 Significant related party transactions (Continued)

(e) Loans to related parties (Continued)

The loans to the investee companies are unsecured and interest free, and have no fixed terms of repayment, except for an amount of HK$6,676,000 (2004: HK$8,271,000) which carries interest at 2% per annum above the Canadian Prime Rate.

The loan to an associate is unsecured and carries interest at 8% per annum compounded annually. The principal amount and the accrued interest shall be payable to the Company in two annual installments on 20 February 2007 and 20 February 2008 respectively, unless the associate is publicly floated before either date, whereupon the outstanding principal amount and accrued interest shall be prepaid.

37 Approval of consolidated financial statements

The consolidated financial statements were approved by the Board of Directors on 22 March 2006.

38 Subsidiaries

Name	Place of incorporation and kind of legal entity	Issued and fully paid ordinary share capital	Issued and fully paid preference share capital	Percentage of equity capital held by the Group	Percentage of equity capital held by the Company	Principal activities
# iTVB Holdings Limited	British Virgin Islands, limited liability company	HK$10,000	-	100	100	Investment holding
# Jade Animation International Limited	Bermuda, limited liability company	US$12,000	-	100	100	Inactive
Long Wisdom Limited	Hong Kong, limited liability company	HK$2	-	100	100	Dormant
# OHE Facilities Limited	Bermuda, limited liability company	US$20,000	-	100	100	Inactive
TVB Investment Limited	Bermuda, limited liability company	US$20,000	-	100	100	Investment holding
TVB Music Limited	Hong Kong, limited liability company	HK$1	-	100	100	Production, publishing and licensing of musical works
# TVB Club Limited	Hong Kong, limited liability company	HK$1	-	100	100	Dormant
# TVB Satellite TV Holdings Limited	Bermuda, limited liability company	US$12,000	-	100	100	Investment holding
TVBI Company Limited	Hong Kong, limited liability company	HK$2,000,000	-	100	100	Investment holding and programme licensing
TVBO Production Limited	Bermuda, limited liability company	US$12,000	-	100	100	Owner of film rights and programme licensing
Art Limited	Hong Kong, limited liability company	HK$10,000	-	73.68	-	Investment in entertainment and media business
Capital Empire Limited	British Virgin Islands, limited liability company	US$1,000	-	100	-	Owner of film rights and programme licensing

38 Subsidiaries (Continued)

Name	Place of incorporation and kind of legal entity	Issued and fully paid ordinary share capital	Issued and fully paid preference share capital	Percentage of equity capital held by the Group	Percentage of equity capital held by the Company	Principal activities
CC Decoders Ltd.	United Kingdom, limited liability company	GBP2	-	100	-	Provider of decoder units
Condor Entertainment B.V.	The Netherlands, limited liability company	EUR18,400	-	100	-	Programme licensing and distribution
Countless Entertainment (Taiwan) Co. Ltd.	Taiwan, limited liability company	NT$1,000,000	-	100	-	Investment holding
# Extra Profit Holdings Limited	British Virgin Islands, limited liability company	HK$1	-	100	-	Investment holding
# Fairwork Group Limited	British Virgin Islands, limited liability company	US$1,000	-	100	-	Investment holding
# Golden Star Video Library Sdn. Bhd.	Malaysia, limited liability company	MYR10,000	-	51	-	Inactive
Interface Co. Ltd.	Taiwan, limited liability company	NT$199,800,000	-	92.51	-	Magazine publication
# iTVB Limited	British Virgin Islands, limited liability company	HK$10,000	-	100	-	Investment holding
Jade Animation Company Limited	Hong Kong, limited liability company	HK$2	-	100	-	Provision of animation services
Jade Animation Productions Limited	Hong Kong, limited liability company	HK$500,000	-	100	-	Investment holding
Jade Multimedia International Limited	Bermuda, limited liability company	US$12,000	-	100	-	Animation investment, licensing and distribution

38 Subsidiaries (Continued)

Name	Place of incorporation and kind of legal entity	Issued and fully paid ordinary share capital	Issued and fully paid preference share capital	Percentage of equity capital held by the Group	Percentage of equity capital held by the Company	Principal activities
Liann Yee Production Co. Ltd.	Taiwan, limited liability company	NT$880,000,000	-	100	-	Production of television programmes, leasing of film studios and advertising
* Oriental Home Entertainment Inc.	Canada, limited liability company	CAD100	-	100	-	Programme licensing and distribution
Peony Holding N.V.	Netherlands Antilles, limited liability company	US$100	US$6,000	100	-	Investment holding and provision of services for programme productions
# Request Investments Limited	British Virgin Islands, limited liability company	HK$1	-	100	-	Inactive
# The Chinese Channel Limited	Hong Kong, limited liability company	HK$4	-	100	-	Inactive
The Chinese Channel Limited	United Kingdom, limited liability company	GBP1,111	-	100	-	Provision of services for programme productions
The Chinese Channel (France) SAS	France, limited liability company	EUR37,000	-	100	-	Provision of satellite and subscription television programmes
# The Chinese Channel (Holdings) Limited	Cayman Islands, limited liability company	GBP89,640	-	100	-	Investment holding
# Toysters Animation International Ltd.	British Virgin Islands, limited liability company	US$1,000	-	55	-	Dormant
TVB (Australia) Pty. Ltd.	Australia, limited liability company	A$5,500,000	-	100	-	Provision of satellite and subscription television programmes

38 Subsidiaries (Continued)

Name	Place of incorporation and kind of legal entity	Issued and fully paid ordinary share capital	Issued and fully paid preference share capital	Percentage of equity capital held by the Group	Percentage of equity capital held by the Company	Principal activities
TVB Facilities Limited	Hong Kong, limited liability company	HK$10,000	-	100	-	Provision of services for programme productions
* TVB Holdings (USA) Inc.	USA, limited liability company	US$6,010,000	-	100	-	Investment holding and programme licensing and distribution
# TVB International Limited	Hong Kong, limited liability company	HK$10,000	-	100	-	Inactive
TVB Macau Company Limited	Macau, limited liability company	MOP25,000	-	100	-	Provision of services for programmes productions
# TVB (Overseas) Limited	Bermuda, limited liability company	US$12,000	-	100	-	Inactive
§ TVB Publishing Holding Limited	Hong Kong, limited liability company	HK$8,550,000	-	73.68	-	Investment holding
TVB Publications Limited	Hong Kong, limited liability company	HK$20,000,000	-	73.68	-	Magazine publications
TVB Satellite Broadcasting Limited	Hong Kong, limited liability company	HK$2	-	100	-	Provision of programming and channel services
* TVB Satellite Platform, Inc.	USA, limited liability company	US$3,000,000	-	100	-	Provision of satellite and subscription television programmes
TVB Satellite TV Entertainment Limited	Bermuda, limited liability company	US$12,000	-	100	-	Provision of satellite and subscription television programmes
TVB Satellite TV (HK) Limited	Hong Kong, limited liability company	HK$2	-	100	-	Provision of subscription television programmes
# TVB (Shanghai Holdings) Limited	British Virgin Islands, limited liability company	US$1	-	100	-	Dormant

38 Subsidiaries (Continued)

Name	Place of incorporation and kind of legal entity	Issued and fully paid ordinary share capital	Issued and fully paid preference share capital	Percentage of equity capital held by the Group	Percentage of equity capital held by the Company	Principal activities
TVB (UK) Limited	United Kingdom, limited liability company	GBP2	-	100	-	Investment holding
* TVB (USA) Inc.	USA, limited liability company	US$10,000	-	100	-	Provision of satellite and subscription television programmes
TVB Video (UK) Limited	United Kingdom, limited liability company	GBP1,000	-	100	-	Inactive
TVB.COM Limited	Hong Kong, limited liability company	HK$2	-	100	-	Internet web portal
TVBO Facilities Limited	Bermuda, limited liability company	US$12,000	-	100	-	Provision of services for programme productions
# Zennora Group Limited	British Virgin Islands, limited liability company	US$1,000	-	100	-	Investment holding
* 翡翠多媒体设计(上海)有限公司	The People's Republic of China, limited liability company	US$350,000	-	100	-	Inactive

None of the subsidiaries have issued any loan capital. Except for TVBO Facilities Limited and TVBO Production Limited which operate worldwide, all subsidiaries operate principally in their place of incorporation.

* The accounts of these subsidiaries have been audited by firms other than PricewaterhouseCoopers, which do not materially affect the results of the Group.

\# The accounts of these subsidiaries are not audited.

§ On 30 November 2001, TVB Publishing Holding Limited issued a total of 9,000,000 ordinary shares (with a par value of HK$0.10 per share) at HK$8.60 per share to its minority shareholders as unpaid shares. These shares will not be entitled to voting and dividends rights until they are fully paid. In 2003, 4,500,000 ordinary shares were fully paid up and the balance in respect of 4,500,000 ordinary shares were outstanding.



萬千星輝賀台慶
TVB 38th Anniversary Special

全球叮皇爭霸戰
Minutes To Fame: World Champi n





繼續無敵獎門人
The Super Trio Continues...



2005年度香港小姐競選決賽
Miss Hong Kong Pageant 20 5

百法百眾
Justice for all





名曲滿天星
The Unforgettable


阿旺新傳
Life Made Simple
我的野蠻奶奶
Wars Of In-Laws
學警雄心
The Academy
心花放
Love Bond
御用閒人
The Prince's Shadow

目錄

公司資料

董事
邵逸夫爵士，G.B.M. (行政主席)
梁乃鵬博士，G.B.S., LL.D., J.P. (副行政主席)
方逸華 (副主席)
費道宜 (董事總經理)
周亦卿博士，G.B.S.
何定鈞
利乾 * (於二〇〇五年三月十七日獲委任)
利陸雁群
利榮森，O.B.E. * (於二〇〇五年五月二十五日退任)
李達三博士，DSSc. (Hon.), J.P. *
羅仲炳
史習陶 *
利憲彬 (利陸雁群之替任董事)

行政委員會
邵逸夫爵士 (主席)
梁乃鵬博士
方逸華
費道宜
羅仲炳

審核委員會
史習陶 * (主席)
利乾 * (於二〇〇五年三月十七日獲委任)
利榮森 * (於二〇〇五年五月二十五日退任)
何定鈞 (於二〇〇六年二月二十二日獲委任)
李達三博士 * (於二〇〇六年二月二十二日辭任)

薪酬委員會
利乾 * (主席)
方逸華
史習陶 *

行政人員
陳禎祥 (副董事總經理)
陳志雲 (總經理 - 電視廣播業務)
鄭善強 (總經理 - 電視廣播業務)

公司秘書
麥佑基

註冊辦事處
香港九龍將軍澳工業邨駿才街七十七號電視廣播城

核數師
羅兵咸永道會計師事務所
香港皇后大道中二號長江集團中心三十三樓

股份過戶登記處
香港中央證券登記有限公司
香港灣仔皇后大道東一八三號合和中心四十六樓

** 獨立非執行董事*

主席報告書

本人曾於去年的主席報告書中指出，香港經濟及無綫均於二〇〇四年重拾升軌，因此二〇〇五年，本集團在多方面亦進一步邁進，續創佳績。

二〇〇五年，本集團的營業額由港幣3,817百萬元上升至港幣4,177百萬元，升幅為9%。廣告收益為港幣2,682百萬元，較二〇〇四年增加3%，而總節目成本則為港幣1,148百萬元，較去年減少12%。本人欣然宣布，連同出售Galaxy Satellite TV Holdings Limited (「GSTV」)51%權益而錄得之收益港幣149百萬元在內，本集團的股東應佔溢利由港幣719百萬元增加64%至港幣1,180百萬元，標誌著無綫另一項重大成果。

董事局將於二〇〇六年五月二十四日舉行之本公司股東周年大會建議派發末期股息每股港幣1.30元。連同於二〇〇五年九月二十九日已派付之中期股息每股港幣0.25元，截至二〇〇五年十二月三十一日止年度派發之股息合共每股港幣1.55元，較去年總股息每股港幣1.00元上升55%。

在二〇〇五上半年度，香港經濟持續轉強、物業市場暢旺，惠及我們的免費電視廣播業務。然而，在下半年度，物業市場受到油價和利率上升的衝擊，免費電視廣播業務的增長亦告放緩。儘管如此，我們仍對本地經濟的強勢感到鼓舞，而且香港為亞洲國際都會，有利經濟保持繁榮。我們相信跨境經濟活動，特別是與中國內地的貿易往來愈趨活躍，將有助推動本地經濟邁向新高峰。

節目方面，我們不斷為世界各地的觀眾製作或從海外購入創新的節目和熱門劇集，再次體現本集團擁有強大的節目製作實力和人才等主要優勢。

全球的盜版和互聯網非法下載持續影響我們的節目發行及分銷業務，但海外業務仍然穩定增長。盜版及非法下載的問題須由各國合力解決，而無綫亦積極參與有關行動。我們已成功開發新的產品傳送模式，以減少盜版活動引致的收入損失。

珠江三角洲的人口超過2,300萬，以任何標準看，這均是一個龐大的市場。廣東話為區內的主要方言，與全國性及個別省份的電視頻道比較，無綫翡翠台的收視率仍屬高水平。本集團已與廣東省簽訂落地權協議，並於二〇〇五上半年度開始收取特許權使用費，有助日後與珠三角區的電視台加強合作。

雖然本集團的香港收費電視平台在創辦初期遇上障礙，但我們於二〇〇五年四月已簽訂出售GSTV51%權益的協議，按其作價計算，本集團持有GSTV餘下的49%權益價值為港幣336百萬元。我們歡迎新的合作夥伴，相信他們將為GSTV的成功發展作出寶貴的貢獻。GSTV於財政年度結束後在二〇〇六年二月與電訊盈科媒體有限公司簽訂合作協議，為其頻道取得新的分銷渠道，使所覆蓋的香港家庭數目大增。GSTV透過衛星和互聯網絡電視擴大分銷渠道，料可加強在本地收費電視市場的競爭力。

於二〇〇六年內，本集團將斥資設立傳送網絡和製作設施，以按照與政府協定的計劃轉換至數碼廣播模式，以及推出高解像電視廣播服務。雖然上述計劃涉及龐大的基建及設備投資，但卻有助本集團與國際標準接軌，並讓香港觀眾享有更高的影像質素。

最後，本人謹代表董事局向所有全情投入、辛勤工作的員工致謝，讓我們抖擻精神迎接來年的機遇和挑戰。

邵逸夫
行政主席

香港，二〇〇六年三月二十二日

管理層討論及分析

業務回顧

(a) 概覽

本集團截至二〇〇五年十二月三十一日止年度之營業額約為港幣4,177百萬元(二〇〇四年：港幣3,817百萬元)，比去年上升9%。銷售成本約為港幣1,792百萬元(二〇〇四年：港幣1,842百萬元)，比去年下降3%。本年度毛利為港幣2,385百萬元(二〇〇四年：港幣1,975百萬元)，毛利百分比為57%(二〇〇四年：52%)。

銷售成本包括節目、影片版權、電影及盤存成本約為港幣1,148百萬元(二〇〇四年：港幣1,311百萬元)，比去年下降12%。

年內的銷售、分銷及播送成本約為港幣452百萬元，與去年相若(二〇〇四年：港幣450百萬元)。總務及行政開支則約為港幣491百萬元(二〇〇四年：港幣513百萬元)，較去年減少4%。

本年度之融資成本較去年減少86%至港幣1百萬元(二〇〇四年：港幣7百萬元)。此等跌幅是由於本集團於年內償還銀行貸款所致。

由於聯營公司GSTV的附屬公司銀河衛星廣播有限公司(「銀河」)於收費電視頻道的廣告及市場推廣開支有所增加，本集團本年度應佔聯營公司虧損由港幣166百萬元上升至港幣187百萬元。

本集團出售按公平價值列入損益帳的金融資產而錄得收益港幣149百萬元。該項有關本集團向漢傳媒集團有限公司(前稱瑞力控股有限公司)及陳國強博士出售GSTV 51%權益的交易已於二〇〇五年四月公布。

本集團的稅項開支為港幣232百萬元(二〇〇四年：港幣152百萬元)，較去年同期增加53%。稅項增加主要是由於年內香港的溢利淨額上升，故本集團須提撥較高的香港利得稅準備港幣99百萬元，並為台灣的聯意製作股份有限公司(「聯意」)的未分配溢利提撥遞延所得稅項準備港幣29百萬元所致。

股東應佔溢利為港幣1,180百萬元(二〇〇四年：港幣719百萬元)，比去年上升64%。每股盈利為港幣2.69元(二〇〇四年：港幣1.64元)。

(b) 分部資料分析

免費電視廣播收益主要包括本地廣告收益，由港幣2,007百萬元上升至港幣2,236百萬元。如本年報第143及145頁綜合財務報表附註4所披露，本集團於二〇〇五年將若干收益重新歸類。若二〇〇四年之收益以類似基準列帳，有關金額應為港幣2,145百萬元。

節目成本受到開支預算的嚴格限制，其中包括自製電視節目及影片版權的成本。透過根據觀眾的興趣和市場趨勢，推出不同的節目組合(主要為翡翠台的黃金時段)，使年內的節目成本較去年為低。此外，本集團在年內並毋須採訪海外盛事(例如二〇〇四年的雅典奧運會)，亦使二〇〇五年成本下降。因此，此業務分部為本集團帶來港幣859百萬元的經營溢利(二〇〇四年：港幣519百萬元)，較去年增加66%。

節目發行及分銷收益由港幣679百萬元增至港幣693百萬元，升幅為2%。分銷成本與業務同步增加。如於「業務回顧及前景」一節所述，馬來西亞及新加坡仍然是本集團兩個最重要的節目發行市場。此業務分部為本集團帶來經營溢利為港幣391百萬元(二〇〇四年：港幣375百萬元)，較去年增加4%。

海外衛星收費電視業務包括美國TVB Satellite Platform (「TVBSP」)、澳洲TVB Australia (「TVBA」)及歐洲The Chinese Channel (「TCC」)，其收益由港幣214百萬元增至港幣247百萬元，升幅為15%。此業務分部於二〇〇五年轉虧為盈，為本集團帶來港幣29百萬元的經營溢利(二〇〇四年：經營虧損港幣7百萬元)。

頻道業務包括由聯意經營的台灣頻道TVBS、另外兩個頻道TVB8和星河，以及向香港收費電視平台銀河提供之六個頻道，其收益由港幣922百萬元增至港幣998百萬元，升幅為8%。由於廣告收入和用戶人數同時增加，聯意、TVB8及星河的收益均告上升。此業務分部為本集團帶來經營溢利港幣194百萬元(二〇〇四年：港幣171百萬元)，較去年上升13%。

(c) 業務回顧及前景

免費電視廣播

廣告收入於二○○四年的增長勢頭延續至二○○五年首季。然而，一如所料，雙位數字的增長隨著非典型肺炎疫症過後而結束，使年內其餘三個季度的增長並沒有以往般顯著。

為了提高廣告的效益及成效以配合廣告商的要求，本集團努力研發創新的廣告「產品」。兩項重點產品在年內取得理想的表現，其中一項產品是在固定時間播放的「資訊服務」宣傳短片。

資訊服務宣傳短片的銷售額增加逾10%，本集團正致力擴大這個廣告渠道並提升其效力。

第二項重點產品為產品贊助活動。於平日黃金時段戲劇節目的產品贊助收益在二○○五年增加逾40%。

另一項創新而具發展潛力的增值服務，是將廣告商在無綫的贊助活動推廣至互聯網、手提電話及戶外視像設備等其他媒體，或將廣告的覆蓋範圍拓展至中國內地，從而為廣告帶來附加價值。我們已開始推廣這項服務，成績令人鼓舞。

二○○五年，四類廣告客戶對本集團廣告收益的增長作出重大貢獻。他們分別是本地地產發展商、寬頻服務供應商、主題公園及護膚產品，其增長率超過50%。

然而，單靠這些廣告收入來源並非審慎的做法，為了提高二○○六年的廣告收益，本集團將集中發掘新廣告客戶／項目類別，同時繼續開展上述創新的廣告產品。

消費者和廣告商對整體經濟抱有信心，再加上已經預約的廣告量，應該有助提高廣告收益。二○○六年在這方面的增長前景樂觀。

無綫翡翠台及明珠台仍然是香港觀眾之首選免費頻道。年內，翡翠台平日黃金時段的平均收視百分比*佔免費中文頻道83%；而明珠台之平均收視百分比*則佔免費英文頻道75%。

** 黃金時段觀眾收視百分比指翡翠台晚上七時正至晚上十一時正之平均收視百分比，及明珠台晚上七時正至午夜之平均收視百分比。*

翡翠台

年內，翡翠台成功創作和推出多個嶄新類型的節目，其中包括獲香港律師會鼎力支持的「百法百眾」。該節目深入淺出地向市民灌輸與日常生活息息相關的法律知識，不但獲得好評和國際表揚，平均每集的收視人數接近1.6百萬人。「殘酷一叮」為廣大市民提供表演才藝的機會，成為城中熱門話題。兩個「殘酷一叮」系列的平均收視人數接近1.9百萬人，而最後一集「全球叮皇爭霸戰」的收視人數超過2.2百萬人。年內翡翠台還舉辦了首屆「香港先生選舉」，收視人數達1.5百萬人。

其他綜合及資訊節目的收視成績亦不遑多讓。年內舉行的「萬千星輝賀台慶」獲2.3百萬觀眾收看、「2005年度香港小姐競選決賽」的收視人數超過1.9百萬人；「翡翠歌星賀台慶」的收視人數則達1.8百萬人。一直深受歡迎的娛樂節目「繼續無敵獎門人」在年內播出最後一集，平均收視人數高達2.2百萬人。

翡翠台製作的劇集續創佳績，以喜劇「我的野蠻奶奶」和「阿旺新傳」，以及以警察學校為題的「學警雄心」為例，平均每集的收視人數約高達2.2百萬人。

外購劇集之中，「大長今」成為收視率最高的劇集，平均收視人數達2.9百萬人。

新聞及公共事務節目方面，二○○五年十二月世界貿易組織會議在香港舉行期間，無綫現場直播示威的情況，不時向公眾報道最新消息。

明珠台

明珠台於二〇〇五年取得驕人成績，在香港免費英文頻道播放的首100個最受歡迎節目之中，全部均為明珠台的節目，而大部分為明珠特級猛片。年內錄得最高收視的節目為「哈利波特神秘的魔法石」，平均收視人數達743,000人。年內其他名列榜首的電影包括「鐵達尼號」、「星球大戰」系列、「魔戒首部曲之魔戒現身」、「魔戒二部曲雙城奇謀」，以及「盜墓迷城2」。

明珠台以優質外語劇集吸引觀眾，成效理想。「迷」成為年內最高收視劇集，平均收看人數達254,000人，而首集的收視人數更創下687,000的紀錄。明珠台並於年內在香港首播「靚太唔易做」及「凹／凸容醫」兩個劇集。

觀眾可在明珠台觀賞不同類型的體育節目，「皇家馬德里亞洲之旅2005」精選賽事吸引了逾200,000名觀眾，而足球大賽「巴塞羅那對深圳健力宝」足球賽的收視人數亦接近210,000人。在明珠台播放及報道的其他體育盛事包括第四屆東亞運動會男子足球賽的精選賽事、2005溫布頓網球賽，以及荷蘭足球大賽等。

讚譽與獎項

憑著出色的創意和製作水平，無綫的資訊娛樂、劇集、綜合、公共事務節目及宣傳短片於二〇〇五年內贏得國際獎譽。

在「二〇〇五亞洲區電視大獎」頒獎禮上，「百法百眾終極戰」同時奪得「最佳娛樂資訊節目獎」及「最佳問答遊戲節目組別優異獎」，而「殘酷一叮」和「金枝慾孽」亦分別榮獲「最佳娛樂節目組別優異獎」及「最佳劇集節目組別優異獎」。「赤沙印記四葉草2」則奪得「北京亞太青少年電視節」優異獎。

由無綫新聞及公共事務組製作的「星期日檔案：大頭娃娃」榮獲多項國際大獎，包括「二〇〇五亞太廣播聯盟／亞洲有線及衛星廣播聯會／聯合國兒童基金會兒童權益大獎」的優異獎、「二〇〇五紐約電影電視節」的「健康／醫療資訊類別」優異獎，以及「第四十五屆蒙地卡羅電視節」的「新聞紀錄片組別」優異獎。

無綫為「第十屆全運會」製作的宣傳短片「全運會：火起來」勇奪「二〇〇五電視推廣大獎(亞洲)」的「最佳體育推廣計劃」金獎以及「二〇〇五電視推廣大獎(中國)」的「最佳體育宣傳片」金獎，而「端午節：香港有種」宣傳片則榮獲「二〇〇五電視推廣大獎(亞洲)」的「最佳節日宣傳片」金獎。「我的野蠻奶奶：噴火篇」宣傳片奪得「二〇〇五電視推廣大獎(中國)」的「最佳電視劇宣傳片」金獎。最後，「明珠台周末真人show」宣傳片榮獲「電視推廣大獎(全球)」的「短片／宣傳娛樂類」銀獎。

社區及公共服務

南亞地區於二〇〇四年十二月二十六日發生嚴重海嘯，傷亡枕藉，並令數以萬計的人民痛失家園。無綫即時作出回應，在56小時內製作和播放了兩個籌款節目，並將所得善款撥捐五個慈善機構，分別為香港紅十字會、香港樂施會、救世軍、聯合國兒童基金會及香港世界宣明會。兩個特備節目「四海同心送關懷」，先後於二〇〇五年一月一日及二日播放，分別籌得港幣33百萬元及港幣85百萬元。後者更在馬來西亞、新加坡、澳洲、美國及加拿大的多個城市播放，向海外華僑募捐善款。無綫並播出長達七小時的現場節目「愛心無國界演藝大匯演」，成功為海嘯災民籌得港幣35百萬元。

無綫於二〇〇五年內為多項慈善活動一共籌得港幣327百萬元的善款，其他備受矚目的籌款／演藝節目包括「歡樂滿東華」，其善款創下港幣82百萬元新高；「愛心同行愛之夜」為香港愛滋病基金會籌得港幣32百萬元；而「慈善星輝仁濟夜」則為仁濟醫院籌得港幣24百萬元。

節目發行及分銷

年內，盜版及非法互聯網下載活動仍然對我們的影碟分銷業務構成嚴重影響。本集團於二〇〇五年第四季開闢新的收入來源，透過在中國內地的寬頻及數碼有線電視平台推出隨選視像服務。雖然這項業務將削弱傳統影碟租賃和分銷業務的部分收益，但預料這種視像傳送方式將愈來愈受歡迎。為了把握此趨勢帶來的機遇，我們正研究在國際其他市場推出隨選視像服務，同時透過向手提電話和各類手提播放設備發送視像內容，以開拓新的收入來源。

節目發行業務在二〇〇五年錄得單位數字的增長，馬來西亞和新加坡仍然是本集團兩個最重要的市場。新加坡兩個免費電視台合併將影響本集團的業務，但我們已加強在其他市場的銷售活動，應可抵銷上述負面影響。中國內地方面，韓國劇集日益受歡迎，使節目發行市場的競爭漸趨激烈。我們成功保持在中國內地的市場佔有率，而且珠江三角洲的電視台播放本集團的頻道而支付節目發行費用，令本集團在中國內地的節目發行收益上升。最近在湖南衛視播放的古裝劇集「金枝慾孽」大受中國內地觀眾歡迎，收視創出新高，有助本集團擴大在內地的節目發行業務和市場佔有率。

海外衛星收費電視業務

(a) 美國 TVB Satellite Platform (「TVBSP」)

美國方面，由DirecTV播放的五個頻道的Jadeworld套餐，用戶數目錄得高單位數字的增長率。

為了持續提升電視台的競爭力，TVBSP將於二〇〇六年首季結束時推出無綫越南話配音節目頻道，對象為操越南語的華僑及其他族裔人士。此外，由於中國內地移民數目增加，TVBSP正在開發新的普通話頻道。

(b) 澳洲 TVB Australia (「TVBA」)

澳洲Jadeworld平台用戶數目錄得雙位數字的增長率。

Jadeworld推出進取、創新的推廣套餐，確立作為優質內容供應商和有效廣告渠道的聲譽，其廣告收益於二〇〇五年大幅上升。

(c) 歐洲 The Chinese Channel (「TCC」)

儘管用戶數目停滯不前，但TCC已成功轉虧為盈，業績較二〇〇四年增長兩倍。

為了配合歐洲內陸普通話人口的急速增長，TCC正計劃推出普通話綜合娛樂頻道，以提高現有粵語頻道的吸引力。

頻道業務

(a) 台灣 TVBS

二〇〇五年對台灣TVBS頻道來說饒富挑戰。由於當地的國民生產總值僅錄得2.8%增長，因此TVBS的營業額和經營溢利只維持在二〇〇四年水平。本集團的應佔溢利淨額因TVBS支付股息預扣稅而下調，但TVBS仍然是台灣收視最高的頻道之一，其自製節目亦取得很高的收視率，其中尤以「2100全民開講」、「新聞夜總會」及「女人我最大」最受歡迎。

台灣負責監管衛星及有線電視業務的行政院新聞局於二〇〇五年八月批准延長TVBS經營牌照的期限後，迅即發出規管令指TVBS的股權架構不符當地法規，並要求TVBS修訂其股權架構，以及支付罰款新台幣1,000,000元。TVBS經諮詢法律意見後，認為公司本身的股權架構符合法規，因此於二〇〇五年十二月就上述行政裁決提出上訴，現正等候聆訊。上述事故並無對TVBS各頻道的運作構成影響。

台灣新成立的獨立行政機構國家通訊傳播委員會自二〇〇六年二月起接手行政院新聞局的部分監管職能，成為台灣電訊和電視行業的監察機構，我們期待與該委員會緊密合作。

我們相信TVBS已建立了強大的品牌形象，在生機蓬勃的台灣電視市場佔有策略性優勢。TVBS在二〇〇四年和二〇〇五年取得驕人表現，相信在二〇〇六年可續創佳績。

(b) TVB8及星河頻道

星河頻道和TVB8在年內的表現持續改善，星河頻道的業務錄得毛利，而TVB8的虧損則大幅收窄。

在馬來西亞，星河和TVB8的用戶收入溫和上升，而來自ASTRO All Asia Networks plc.的廣告銷售和佣金收入更錄得雙位數字的增長率，這主要是因為馬來西亞星河頻道的收視表現理想。越南和泰國由二〇〇五年起以衛星播放星河頻道。

(c) 為GSTV提供頻道節目

年內，本集團繼續根據二〇〇一年九月四日所簽訂的頻道供應協議，為GSTV的全資附屬公司銀河供應粵語電視頻道的節目，分別為24小時新聞頻道*無綫新聞台*、無綫經典劇集頻道*無綫經典台*、互動諮詢及健康資訊頻道*無綫健康台*、音樂頻道*無綫音樂台*、兒童頻道*無綫兒童台*，以及外購的亞洲區及海外肥皂劇集頻道*無綫劇集台*這六個頻道。根據二〇〇五年六月二十九日簽訂的協議，銀河與無綫達成頻道供應修訂協議，同意作出多項修訂，包括將上述六個頻道的節目由獨家供應改為非獨家供應。

本集團並於二〇〇五年六月二十二日簽訂獨立頻道供應協議，向銀河供應TVBS-News和TVBS-Asia兩個台灣頻道。

其他業務

(a) 互聯網業務

各領域的互聯網業務均於年內取得良好增長。3G流動通訊內容銷售額的增長尤其矚目，無綫備受推崇的24小時新聞及別樹一幟的娛樂資訊仍然深受歡迎，為3G流動電話用戶的必然之選。因此，3G設備內容的銷售額在年內增加97%。

個人電腦寬頻資訊方面，本集團提供的劇集深受歡迎，吸引更多新用戶。年內寬頻內容銷售額增加15%。

入門網站tvb.com致力增加瀏覽人數之餘，更為不同年齡的人士提供健康益智的內容。該網站在香港基督教女青年會與影視及娛樂事務管理處合辦的「二〇〇五優秀網站選舉」頒獎禮上，成為十一個得獎網站中唯一的商業網站，令人鼓舞。網站的廣告收入在年內增加8%。

(b) 出版業務

為抵銷印刷成本大幅增加的影響，《TVB周刊》的每本售價從二〇〇五年九月起由港幣10元調高至港幣12元。由於周刊加價後的銷量只輕微下跌，因此每本周刊帶來的額外銷售收益足以抵銷加價後銷量下跌的影響。

本集團成功重組銷售部門及聘用充裕人手，因此廣告銷售額在下半年度重上軌道。儘管全年廣告收益下調13%，但鑑於有關業務在下半年度表現不俗，因此我們相信廣告收益將於二〇〇六年出現增長。

由於本集團縮減僱員及推廣開支，因此雖然廣告收益下調，但溢利淨額仍增加2%。

(c) 電影投資

本集團所投資由金城武、周迅、張學友、池珍熙主演的電影「如果．愛」於二〇〇五年十二月上畫，票房高收，而且獲得影評人的好評。該片在二〇〇五年的香港票房收入不俗，達港幣14百萬元，略有盈利。此外，該電影榮獲香港電影金像獎多項提名，並榮獲第62屆威尼斯國際電影節選為閉幕電影。

(d) 投資於GSTV

由於無綫擁有本地免費電視廣播牌照，因此不能擁有本地任何收費電視經營商逾50%的權益。然而，政府於二〇〇四年十二月向無綫發出豁免，可向退出的Intelsat Hong Kong, LLC (「Intelsat」)購入其擁有的權益，以便物色大股東接手該批股份及完成有關配售。年內，無綫邀得兩名投資者購入GSTV的51%權益。二〇〇五年四月，漢傳媒集團有限公司與陳國強博士分別收購GSTV的520,747,500股及21,255,000股股份，佔GSTV的49%及2%權益。無綫將繼續持有GSTV的49%權益。

GSTV的全資附屬公司銀河透過衛星向香港家庭提供收費電視服務，並自二〇〇五年七月起透過和記環球電訊有限公司的寬頻網絡提供收費電視服務。銀河為用戶提供包括超過40個頻道的基本收費電視套餐，其中包括無綫製作的六個頻道。二〇〇六年二月，GSTV宣布與電訊盈科媒體有限公司(「電訊盈科」)簽訂合作協議，透過電訊盈科或其聯屬公司的寬頻電視分銷系統向香港家庭播放GSTV若干電視頻道。此項合作將大大增加覆蓋的住宅數目。

年內，由於GSTV的附屬公司銀河的電視頻道廣告及推廣成本增加，因此本集團應佔的GSTV虧損為港幣187百萬元(二〇〇四年：港幣166百萬元)。

播送網絡數碼化

繼廣播事務管理局於二〇〇五年十二月十七日批准無綫的數碼地面電視節目投資計劃後，無綫將於二〇〇六至二〇〇九年間作出總額超過港幣400百萬元的額外投資，以便於二〇〇七年底前推出高解像電視頻道。該頻道將提供每周不少於14小時的「真版」高解像電視節目(即以原裝高解像格式製作的節目)，並以無綫所獲配的單頻網絡多路傳輸網絡播送。此外，在二〇〇七年底前，除了以模擬廣播系統廣播的翡翠台和明珠台，無綫並會以標準解像數碼電視格式，在多頻網絡同步播送翡翠台和明珠台的節目。有關建立數碼地面電視傳送網絡及提升外景製作、廠景製作以及後期製作設施的計劃，已進入落實階段。為了確保數碼地面電視計劃能順利推行，無綫與業界和多個政府部門緊密合作，包括積極參與政府和業界舉辦的工作小組及會議，並與各管理局和政府部門討論相關安排。

財務回顧

(a) 重要事件

(i) 二〇〇五年二月四日，本公司全資附屬公司東方彩視投資股份有限公司與漢德投資股份有限公司訂立有條件買賣協議，購入本集團尚未持有之聯意餘下佔其已發行股本30%的股份，現金代價為新台幣900百萬元(約港幣220.5百萬元)。這項交易已於二〇〇五年三月二十一日舉行之股東特別大會上獲股東通過。因此，本集團於聯意之股權由70%增加至100%。

(ii) 二〇〇五年四月二十一日，本公司的全資附屬公司TVB Satellite TV Holdings Limited (「TVB Satellite」)與漢傳媒集團有限公司及陳國強博士進行一項交易，分別向漢傳媒集團有限公司及陳國強博士出售GSTV的49%和2%的權益，總現金代價為港幣350百萬元。作為完成是項交易的其中一項條件，本集團必須完成向GSTV注入未繳股本港幣377百萬元。上述交易於二〇〇五年八月十二日完成首次成交，第二次成交已於二〇〇六年二月二十八日完成。

除上述申報者外，年內及直至本報告日期止，概無其他重大收購或出售附屬公司及聯營公司之事項。

(b) 資本資產、投資、流動資金及債務

於二〇〇五年十二月三十一日，本集團的非流動資產為港幣2,522百萬元，較二〇〇四年十二月三十一日的港幣2,633百萬元為低。非流動資產已計入來自本集團收購聯意餘下30%權益而入帳的商譽，並扣除計入物業、器材及設備的帳面淨跌幅及應佔聯營公司及共同控制實體虧損而錄得跌幅淨額。

本集團於二〇〇五年十二月三十一日之現金及銀行結餘為港幣980百萬元，較去年底上升83%(二〇〇四年：港幣536百萬元)。現金結餘約19%存放於海外附屬公司供其日常營運所需。本集團持有之現金及現金等價物主要為港元、美元及新台幣。

貿易應收款及其他應收款、預付款及按金由港幣1,007百萬元增至港幣1,354百萬元，較去年底提高34%，反映年內應收客戶款項增加。本集團已於適當情況下為有可能出現的呆壞帳提撥特殊準備。

貿易應付款及其他應付款及應計費用由港幣728百萬元下調至港幣643百萬元，較去年年底水平減少12%。這主要是因為本集團於二〇〇五年繳付了部分未繳足股本港幣133百萬元及繳付新股的認購款港幣11百萬元而使一項金融資產(GSTV 51%權益)的應付款額減少所致。

本集團在二〇〇五年已全數償還所有貸款及借貸，於二〇〇五年十二月三十一日並無借貸。於二〇〇四年十二月三十一日錄得的資本與負債比率為2%，此比率乃以總債務港幣61百萬元除股東權益港幣3,671百萬元計算。

於二〇〇五年十二月三十一日，本集團之資本承擔為港幣183百萬元(二〇〇四年：港幣199百萬元)，減少8%。

(c) 或有負債

本集團就一承資公司獲得銀行信貸而向銀行提供的擔保為港幣8.7百萬元(二〇〇四年：港幣8.8百萬元)。

於二〇〇五年三月，本集團收到香港稅務局(「稅務局」)有關一九九八年至一九九九年課稅年度之利得稅補加評稅通知書。此乃根據本集團在海外進行的節目發行及分銷業務之溢利計算，利得稅補加評稅總額為港幣98,277,000元。本集團已獲准延遲繳付稅款。

其後於二〇〇六年二月，本集團接獲稅務局有關一九九九年至二〇〇〇年課稅年度之利得稅補加評稅通知書。此乃根據本集團在海外進行的節目發行及分銷業務之溢利計算，利得稅補加評稅總額為港幣98,576,000元。

本集團已就該等補加評稅提出反對。本集團認為反對理據充分，決意據理力爭。因此，本集團認為不必為稅項作出額外撥備。

(d) 匯率波動的風險及相關的對沖活動

於二〇〇五年十二月三十一日，本集團並無與金融機構訂立任何沽售遠期外匯之外匯合約，以對沖應收海外客戶帳款之波動(二〇〇四年：港幣5.8百萬元)，因此期內並無因遠期合約而產生未變現收益或虧損(二〇〇四年：未變現虧損港幣50萬元)。

人力資源

於二〇〇五年十二月三十一日，本集團共有4,519名(二〇〇四年：4,843名)全職僱員(不包括董事及自由工作人員，但包括合約藝員及海外附屬公司之職員)。

本集團約26%之僱員受聘於海外附屬公司，並按照當地情況及法規收取適當水平之薪金。至於本地僱員方面，合約藝員、營業及非營業僱員則按不同薪酬計劃支薪。合約藝員按逐次出鏡或包薪制支薪、營業僱員則按銷售佣金計劃支薪，而非營業僱員則按月支薪。為了提升工作表現，本集團可酌情發放花紅。二〇〇五年內，合資格的人員收取了相等於其基本年薪十六份之一之酌情發放花紅。

本集團於年內並無採納任何僱員購股權計劃。

除資助僱員自行報讀之培訓課程外，本集團不時主辦或與各職業訓練學院合辦一些與專門技能，例如工業安全、管理技巧及其他與工作有關之講座、課程及工作坊。

董事局報告書

董事局同寅謹將截至二〇〇五年十二月三十一日止年度報告書連同已審核之綜合財務報表呈覽。

主要業務及地區之營運分析

本公司之主要業務為免費電視廣播、節目製作及與廣播有關之其他業務。附屬公司之主要業務則列於綜合財務報表附註38。

本年度按業務及地區分類之集團業績表現分析列於綜合財務報表附註4。

業績、溢利分配及儲備

本集團本年度之業績列於第128頁之綜合損益表內。

本集團及本公司在本年度之儲備變動列於第159頁之綜合財務報表附註19。

本公司根據香港公司條例第79B條計算，於二〇〇五年十二月三十一日可供分派之儲備為港幣3,247,946,000元(二〇〇四年：港幣2,618,142,000元)。

股息

本公司已於二〇〇五年九月二十九日派發中期股息，每股為港幣0.25元，合共港幣109,500,000元。董事局現建議就已發行之438,000,000股股份，派發截至二〇〇五年十二月三十一日止年度之末期股息每股港幣1.30元，予於二〇〇六年五月二十四日名列股東名冊上之股東。

捐款

本集團本年度作出之慈善及其他捐款合共港幣336,000元。

物業、器材及設備

本集團之物業、器材及設備變動詳情列於綜合財務報表附註5。

股本

本公司之股本變動詳情列於綜合財務報表附註18。

五年財政回顧

本集團上五個財政年度之業績及資產負債摘要列於第123頁內。

董事

本年度在任之董事包括：

邵逸夫爵士
梁乃鵬博士
方逸華女士
費道宜先生
周亦卿博士
何定鈞先生
利乾先生 * } 於二〇〇五年三月十七日獲委任
利陸雁群女士
利榮森先生 * } 於二〇〇五年五月二十五日退任
李達三博士 *
羅仲炳先生
史習陶先生 *

**獨立非執行董事*

年內在任之替任董事包括：
利乾先生(利榮森先生之替任董事) } 於二〇〇五年五月二十五日辭任
利憲彬先生(利陸雁群女士之替任董事)

依照本公司章程細則第114(A)條之規定，方逸華女士、李達三博士及羅仲炳先生須從董事局輪值告退，惟願於二〇〇六年五月二十四日舉行之來屆股東周年大會(「股東周年大會」)上膺選連任。

董事及高層管理人員

以下為本報告日期在任之董事及高層管理人員簡介：

董事

邵逸夫爵士 G.B.M. (行政主席)
現年九十八歲，為邵氏集團總裁，在娛樂及電影業均有鉅額投資。透過邵氏集團，邵爵士擁有本公司股本的主要權益。邵爵士為本公司成立時首屆董事局成員之一，並於一九八〇年出任主席。邵爵士是本公司副主席方逸華女士之丈夫。

梁乃鵬博士 G.B.S., LL.D., J.P. (副行政主席)
現年六十五歲，彼於二〇〇三年九月獲委任為本公司董事，同時兼任副行政主席一職。彼現為載通國際控股有限公司副主席及永隆銀行董事。梁先生積極參與公共事務三十年，並於一九九七年至二〇〇二年期間出任廣播事務管理局主席。現任民眾安全服務處處長及香港城市大學副校監。

方逸華 (副主席)
現年七十一歲，自一九八八年起即為本公司董事，及後於二〇〇〇年十月二十五日獲委任為本公司副主席。方女士是邵氏兄弟(香港)有限公司副主席兼執行董事及邵氏集團主席兼執行董事。彼亦為邵氏基金(香港)有限公司主席、邵逸夫獎基金會有限公司主席、邵逸夫慈善信託基金主席及香港中文大學逸夫書院校董會成員。方女士是本公司行政主席邵逸夫爵士之夫人。

費道宜 (董事總經理)
現年五十六歲，於一九八七年獲委任為本公司董事，並於一九九五年九月出任董事總經理，彼亦是邵氏集團之行政董事。

周亦卿博士 G.B.S.
現年七十歲，於二〇〇〇年獲委任為本公司董事。彼為其士集團之創辦人及現任主席。該集團擁有兩間於香港聯合交易所上市的公司，包括：其士國際集團有限公司及其士科技控股有限公司。彼亦為邵氏兄弟(香港)有限公司及萬順昌集團有限公司非執行董事。彼獲委任為巴林王國駐香港名譽領事及上海市政協常務委員。

何定鈞
現年六十一歲，於一九六八年加入本公司為助理會計主任。彼於一九九五年十一月獲委任為總經理—電視廣播業務，後於二〇〇二至二〇〇五年間擔任本公司集團總經理，並於二〇〇三年六月兼獲委任為董事。

利乾 (獨立非執行董事)
現年五十二歲，為私人投資者。彼亦是希慎興業有限公司及太古股份有限公司董事。彼由二〇〇五年三月起獲委任為本公司獨立非執行董事。利先生為利陸雁群女士的侄兒。

利陸雁群
現年八十二歲，為本公司創辦人利孝和先生之遺孀。利夫人於一九八一年成為本公司董事。彼致力於本港慈善機構香港明愛中心之福利事業。利夫人為利乾先生的伯母。

李達三博士 DSSc. (Hon.), J.P. (獨立非執行董事)
現年八十五歲，為聲寶一樂聲(香港)有限公司主席，該公司在香港及中國內地銷售「聲寶牌」產品。李博士亦為新加坡、澳洲及紐西蘭多間酒店業務之主席。彼於一九九五年獲委任為本公司董事。

羅仲炳
現年六十九歲，於一九六六年加入本公司為項目工程師，並由一九七八年至一九八〇年期間出任總經理。彼於一九七七年獲委任為董事。彼亦是金山工業(集團)有限公司董事。

史習陶 (獨立非執行董事)
現年六十五歲，於二〇〇三年六月獲委任為本公司董事。彼為英格蘭及威爾斯特許會計師公會及香港會計師公會之資深會員，曾為一間國際會計師事務所之合夥人並於該事務所執業逾20年。除身為多家香港上市公司之非執行董事外，彼亦是中國人民政治協商會議上海市委員會之委員。

利憲彬 (利陸雁群女士之替任董事)
現年四十八歲，為希慎興業有限公司及希慎置業有限公司董事，亦是澳洲上市公司－Beyond International Limited 的董事及主要股東。彼於二〇〇二年九月獲委任為利夫人之替任董事。彼為利夫人的兒子。

高層管理人員

陳禎祥
現年五十三歲，於一九七五年加入無綫電視之營業部。彼於一九八二年至一九八九年年間出任市場及營業部總監一職。於二〇〇四年十一月重返無綫電視出任副董事總經理之前，彼之事業亦很成功，除了是一位出色的企業家外，同時亦身為多間著名媒介、電訊及科技公司的董事。

陳志雲
現年四十七歲，在一九九四年加入無綫電視為節目部總監，其後於一九九六年更兼任外事部總監一職。彼於二〇〇二年四月獲晉升為助理總經理－電視廣播業務及於二〇〇四年四月獲晉升為總經理－電視廣播業務。

鄭善強
現年四十九歲，在一九八九年加入無綫電視。彼對廣告／市場推廣行業極有經驗，亦透過主要市場業務團體積極拓展本港市場推廣行業的專業發展。彼於二〇〇四年四月獲晉升為總經理－電視廣播業務，負責市場推廣、業務發展及企業拓展事務。

董事利益

本公司各董事概無與本公司訂有本公司不可於一年內免付補償(法定補償除外)而終止之服務合約。董事於年內並未獲授本公司任何購股權。

本公司與邵氏兄弟(香港)有限公司訂有協議，向其租用香港九龍清水灣道邵氏大樓之若干物業。此等協議已於二〇〇五年六月三十日屆滿。本公司行政主席邵逸夫爵士亦是邵氏兄弟(香港)有限公司之行政主席，而邵氏兄弟(香港)有限公司股本之主要法團權益是由邵爵士所擁有。本公司副主席方逸華女士是邵氏兄弟(香港)有限公司副主席兼執行董事。

除上文所述外，本年度內或年結時，本公司或其附屬公司概無簽訂任何有關本公司之業務而本公司董事直接或間接擁有重大權益之重要合約。

於二〇〇五年十二月三十一日，根據證券及期貨條例第352條所規定必須存置的記錄冊所示，董事及行政總裁於本公司股份中擁有的實益權益如下：

	每股面值港幣**0.05**元的普通股數目				
	個人權益	家族權益	公司權益	合計	佔已發行股本百分比(%)
邵逸夫爵士	-	1,146,000#	141,174,828*(a)	142,320,828	32.49%
利陸雁群	602,144	-	16,701,000 (b)	17,303,144	3.95%
方逸華	1,146,000#	-	-	1,146,000	0.26%
利乾	600,000	-	-	600,000	0.14%
李達三博士	-	-	300,000 (c)	300,000	0.07%
費道宜	160,000	-	-	160,000	0.04%
周亦卿博士	100,000	-	-	100,000	0.02%

*附註：上述註有#人士的股權重複及上述註有*人士與下文「主要股東」註有*人士的股權重複。*

(a) 該批股份分別由邵氏兄弟(香港)有限公司持有113,888,628股股份及邵氏基金(香港)有限公司持有27,286,200股股份，而Shaw Holdings Inc.分別持有該兩間公司74.58%及100%股本權益。邵逸夫爵士透過邵逸夫慈善信託基金持有Shaw Holdings Inc.100%的控制權。

(b) 該批股份分別由Trio Investment Corporation S.A.持有10,377,000股股份、Crystal Investments Limited持有1,581,000股股份、Compass Inc.持有3,162,000股股份及Bonus Inc.持有1,581,000股股份。此等公司之董事(祇限於就本段所述之股份而言)慣於按照利陸雁群女士之指令行事。

(c) 該批股份由樂聲物業投資有限公司持有，而李達三博士持有該公司的100%股本權益。

上文所述之全部權益皆屬好倉。本公司或其附屬公司並無向董事或行政總裁或彼等的配偶或未滿十八歲的子女授出任何可認購本公司或任何其他法人團體的股份或債券的權益。

除上述者外，於二〇〇五年十二月三十一日，本公司董事或行政總裁概無根據證券及期貨條例持有或視為或當作持有本公司或其任何相聯法團(定義見證券及期貨條例)的股份或相關股份或債券的權益或淡倉。

主要股東

於二〇〇五年十二月三十一日，根據證券及期貨條例第336條存置的主要股東登記冊所示，本公司已獲知會下列主要股東擁有佔本公司已發行股本5%或以上的權益(全部屬於實益權益)。該等權益乃就董事及行政總裁於上文經已披露以外的權益。

	每股面值港幣0.05元的普通股數目	佔已發行股本百分比(%)
邵氏兄弟(香港)有限公司	113,888,628*	26.00%
OppenheimerFunds, Inc.	25,154,600 *(i)*	5.74%
Marathon Asset Management Limited	26,288,000 *(ii)*	6.02%
邵氏基金(香港)有限公司	27,286,200*	6.23%

*附註：上述註有*人士與上文「董事利益」註有*人士的股權重複。*

(i) 該等權益乃以OppenheimerFunds, Inc.客戶的投資顧問身分持有。

(ii) 該等權益乃以投資經理的身分持有。

上文所述之全部權益皆屬好倉。除上述股份外，於二〇〇五年十二月三十一日，根據證券及期貨條例第336條存置的登記冊所示，概無任何其他人士於本公司或任何相聯法團(定義見證券及期貨條例)的股份、相關股份或債券中擁有佔本公司已發行股本5%或以上的權益或淡倉。

關連交易

1) 以下交易是在上市規則第14章於二〇〇四年三月三十一日修訂前有效時進行的，故構成本公司須予披露之持續關連交易，同時，本公司已就此等交易獲香港聯合交易所有限公司(「聯交所」)授予有條件之豁免：

   a) 於一九九七年五月十九日及一九九七年十二月十五日，本公司與本公司之主要股東邵氏兄弟(香港)有限公司(「邵氏」)分別訂立兩項租賃協議，據此，邵氏向本公司出租其位於香港九龍清水灣道二百二十號地段邵氏大樓若干辦公室及泊車位。此兩項租賃協議之租賃期分別由一九九七年七月一日及一九九七年十一月一日起至二〇〇五年六月三十日止。本公司於二〇〇五年內已付邵氏之租金為港幣8,866,000元。

   b) 於二〇〇三年九月十九日，本公司全資附屬公司電視廣播(國際)有限公司(「電視廣播(國際)」)與本公司三家非全資附屬公司主要股東之聯繫人士ASTRO Entertainment Networks Ltd.(「AENL」)訂立特許協議，據此，電視廣播(國際)授予AENL若干節目的特許權，特許AENL在印尼之免費電視台獨家播映，為期兩年，由二〇〇四年一月一日或AENL於二〇〇四年一月一日前取得在印尼免費電視台播放節目之日生效，以較早日期為準。電視廣播(國際)於二〇〇五年內之累算收入為港幣6,843,000元(美金880,000元)。

2) 以下交易構成本公司須予披露之持續關連交易，並須符合上市規則第14A章之規定：

a) 由二〇〇〇年十月二十八日起，本公司的全資附屬公司聯意為年代網際事業股份有限公司(「年代」)提供衛星設備及技術服務；而年代則為聯意在台灣提供中繼頻道衛星節目信號服務。於二〇〇五年三月一日，訂約方訂立新協議把上述服務按類似的條款及條件續期一年，由二〇〇五年一月一日起生效，並加入新條款以允許任何一方提早一個月通知而終止協議。根據新協議，年代應付聯意之月費為港幣750,000元(新台幣3,000,000元)，而聯意應付年代之月費為港幣375,000元(新台幣1,500,000元)。此新協議之所有應付金額已包括5%銷售稅。年代於二〇〇五年二月四日向第三者悉數出售其所持有的聯意權益，因此聯意於當日後不再是本公司的關連人士。聯意於二〇〇五年一月一日至二〇〇五年二月三日期間收取年代之費用為港幣764,000元(新台幣3,163,000元)，而聯意於同期付予年代之費用則為港幣382,000元(新台幣1,582,000元)。

b) 於一九九九年四月十六日，電視廣播(國際)同意分租部分衛星轉發器容量予年代。此分租協議其後為二〇〇〇年一月十三日訂立之修訂協議所取代，內容有關更改出租月費及把合約期限改由二〇〇〇年一月一日開始至二〇〇六年三月三十一日終止。於二〇〇一年四月二十八日，電視廣播(國際)與年代就經修訂協議訂立一項增補協議，據此，訂約方同意由二〇〇一年三月一日起把電視廣播(國際)分租予年代之轉發器容量由27兆赫減至13.5兆赫。電視廣播(國際)於二〇〇五年一月一日至二〇〇五年二月三日期間收取年代之費用為港幣475,000元(美金61,000元)。

c) 於二〇〇四年九月三十日，電視廣播(國際)與MEASAT Broadcast Network Systems Sdn. Bhd.(「MBNS」)訂立協議，據此，電視廣播(國際)由二〇〇四年十月一日起至二〇〇九年九月三十日止之五年期間，提供電視節目予MBNS擁有及經營之頻道於馬來西亞及汶萊作獨家播放。於二〇〇四年十月十四日及二〇〇五年二月十四日，訂約方為協議另外訂立補充協議以說明計算保證頻道用戶增長之基本月份，及分別增加電視廣播(國際)就分佔酒店及商業用戶收益之份額。電視廣播(國際)於二〇〇五年內之累算收入為港幣68,386,000元(馬幣33,291,000元)。

d) 於二〇〇四年九月三十日，電視廣播(國際)以聯意之代理身分與MBNS訂立協議，據此，電視廣播(國際)由二〇〇四年十月一日起至二〇〇九年九月三十日止之五年期間，提供一條華語頻道予MBNS，使其及其聯屬公司可於馬來西亞及汶萊經營之收費電視服務作獨家播放。於二〇〇四年十月十四日及二〇〇五年二月十四日，訂約方為協議另外訂立補充協議以說明計算保證頻道用戶增長之基本月份，及分別增加聯意就分佔酒店及商業用戶收益之份額。聯意於二〇〇五年內之累算收入為港幣25,410,000元(馬幣12,370,000元)。

e) 於二〇〇四年九月三十日，本公司全資附屬公司TVB Satellite TV Entertainment Limited (「TVBSE」)與MBNS訂立協議，據此，TVBSE由二〇〇四年十月一日起至二〇〇九年九月三十日止之五年期間，提供兩條華語頻道予MBNS，使其及其聯屬公司可於馬來西亞及汶萊經營之收費電視服務作獨家播放。於二〇〇五年二月十四日，訂約方為協議另外訂立補充協議以增加TVBSE就分佔酒店及商業用戶收益之份額。TVBSE於二〇〇五年內之累算收入為港幣36,625,000元(馬幣17,830,000元)。

f) 於二〇〇四年九月三十日，MBNS與TVBSE訂立協議，據此，MBNS委任TVBSE為其廣告代理，負責由二〇〇四年十月一日起至二〇〇九年九月三十日止之五年期間為MBNS在馬來西亞及汶萊經營之若干頻道銷售廣告及贊助。TVBSE於二〇〇五年內之累算收入為港幣33,688,000元(馬幣16,400,000元)。

g) 於二〇〇四年九月三十日，本公司兩家全資附屬公司TVBO Facilities Limited (「TVBOF」)及TVB Satellite Broadcasting Limited(「TVBSB」)分別與MBNS訂立協議，據此，MBNS委托TVBOF及TVBSB由二〇〇四年十月一日起至二〇〇九年九月三十日止之期間，以固定費用提供管理服務予MBNS，該等固定費用每十二個月須釐定一次。TVBOF及TVBSB於二〇〇五年內累算之管理費用收入總額為港幣30,320,000元(馬幣14,760,000元)。

本公司所有獨立非執行董事已審閱上述有關1(a)至(b)段及2(a)至(g)段之交易和確認上述交易乃(i)屬日常業務；(ii)按照一般商務條款進行或條款不遜於獨立第三方可取得或提供的條款；(iii)根據有關交易協議的條款進行，而交易條款公平合理，並且符合股東的整體利益；及1(a)至(b)段所述的每一項交易於二〇〇五年內之累算金額並未超出聯交所為每項交易發出有條件豁免所訂下之金額上限。

本公司之核數師亦已審閱上述1(a)至(b)段及2(a)至(g)段之交易並致函董事局確定以下幾點：

(i) 有關交易已經由本公司董事局批核；
(ii) 有關交易已遵照本公司於規管此等交易之相關協議列明之定價政策；
(iii) 有關交易已根據規管此等交易之相關協議之條款進行；及
(iv) 如以往之公布所披露，有關交易之金額並未超出聯交所為每項交易所設定之上限。

3) 於二〇〇四年三月十一日，本公司全資附屬公司TVB (Australia) Pty. Ltd.(「TVBA」)與本公司三家非全資附屬公司主要股東之聯繫人士Celestial Television Networks Ltd.(「CTNL」)訂立協議，據此，CTNL向TVBA授予播放Celestial Movies頻道之特許權。根據雙方其後簽訂的附加協議，上述安排的有效期是由二〇〇四年三月十五日起為期十五個月，並可延長，結果該期限獲延長12個月至二〇〇六年六月十四日。根據協議，TVBA同意繳付按Celestial Movies頻道用戶人數(包括住宅及商業用戶)或包括Celestial Movies頻道之電視頻道組合用戶人數，乘以固定費用單位計算之特許權費用予CTNL。TVBA於二〇〇五年內已付CTNL之特許權費用為港幣3,138,000元(澳幣531,000元)。

4) 於二〇〇四年十二月二十三日，本公司非全資附屬公司藝術有限公司(「藝術」)與本公司三家非全資附屬公司主要股東之聯繫人士Celestial Productions Limited(「Celestial」)訂立買賣協議，據此，藝術同意向Celestial出售透過各種傳送技術於世界各地(中國內地除外)之收費電視頻道永久發行一部華語音樂電影(「該電影」)之權利，並自二〇〇五年八月一日或訂約方可能協定之該等其他日期(惟不得遲於該電影完成之日)生效。該電影是由藝術特約製作及注資並由獨立第三方製作。藝術於二〇〇五年內累算之收入為港幣9,000,000元。

5) 於二〇〇五年二月四日，本公司全資附屬公司東方彩視投資股份有公司(「東方彩視」)，向本公司一家非全資附屬公司之主要股東漢德投資股份有限公司(「漢德」)購入聯意已發行股本之30%，現金代價為新台幣900,000,000元(約港幣220,500,000元)。交易完成後，聯意已成為本公司的全資附屬公司。

購買、出售或贖回股本

本公司於年內並無贖回本公司任何普通股份。此外，本公司或其附屬公司於年內亦無購買或出售本公司任何普通股份。

公眾持股量

根據本公司可查閱之公開資料，以及本公司董事於二〇〇六年三月二十二日所知，本公司已發行股本總額中最少有25%一直由公眾人士持有。於二〇〇六年三月二十二日，本公司股東名冊上共有292名股東。

主要供應商及客戶

本年度內，本集團從其五大供應商之購貨及向其五大客戶之銷售皆低於其總額之30%。

企業管治

本公司於年內所推行之企業管治措施已載於本年報第117至122頁之企業管治報告。

審核委員會

審核委員會的職責及年內所執行之工作已載於本年報第121頁之企業管治報告。

核數師

本綜合財務報表已經由羅兵咸永道會計師事務所審核，該核數師任滿告退，但表示願意應聘連任。

承董事局命

邵逸夫
行政主席

香港，二〇〇六年三月二十二日

企業管治報告

秉持高水平的商業操守和企業管治，一直是本公司的核心目標之一。本公司相信，以開放和負責任的態度經營業務，符合本公司和股東的長遠利益。

年內，董事局監察本公司在企業管治實務方面的進展。除定期會議外，本公司更不時向董事和高層管理人員發出通函，確保他們知悉最佳的企業管治實務。

本公司於二○○五年十二月三十一日採納本身的企業管治守則，該守則符合香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)附錄14所載之企業管治常規守則的所有條文，惟下列事項除外：主席毋須按照守則條款第A.4.2條的規定最少每三年依章輪值告退一次。根據本公司組織章程細則第114(D)條規定，主席毋須輪值告退。董事局認為，本公司有合理原因偏離上述守則，因為主席為本公司的創辦人，其豐富的工作經驗對董事局非常重要，有助保持本公司業務的穩定。

遵守標準守則

董事局已採納上市規則附錄10所載之上市公司董事進行證券交易的標準守則(「標準守則」)，作為董事及高層管理人員買賣本公司證券的守則。

本公司已向每名董事和高層管理人員作出具體查詢，而彼等均確認於截至二○○五年十二月三十一日止年度內完全遵從標準守則之有關規定。

董事局

董事局以負責任的態度指導和監察公司事務，以推動公司的成功發展。董事局為公司最高的決策機關。

董事局現有11名董事和1名替任董事，於二○○五年十二月三十一日的董事名單如下：

邵逸夫爵士， G.B.M.	行政主席
梁乃鵬博士， G.B.S., LL.D., J.P.	副行政主席
方逸華	副主席
費道宜	董事總經理
周亦卿博士， G.B.S.	非執行董事
何定鈞	非執行董事
利乾	獨立非執行董事
利陸雁群	非執行董事
李達三博士，DSSc. (Hon.), J.P.	獨立非執行董事
羅仲炳	非執行董事
史習陶	獨立非執行董事
利憲彬	利陸雁群之替任董事

每名董事有責任本於誠信，在符合公司最佳利益下行事。所有董事均明白，他們須就管理、監控和處理公司業務的方式，向所有股東承擔共同及個人責任。

所有董事均投入充足的時間和精神處理公司事務，其職責包括：

(a) 制訂公司的策略方針；及
(b) 監察管理層的表現；

董事局可行使多項專有權力，包括：

(a) 審批會計政策或資本架構的重大轉變；
(b) 審批通告和財務報表；
(c) 審批主要收購、出售及大型資本項目；
(d) 審批重大借貸安排，以及任何證券發行或回購事宜；
(e) 制訂集團薪酬政策；
(f) 審批年度預算；
(g) 制訂股息政策；及
(h) 審批庫務政策。

本公司現有三名獨立非執行董事，其中最少一名符合上市規則有關擁有適當財務管理專長的規定。每名獨立非執行董事均須按年向公司確認其獨立性，而本公司認為所有董事均符合上市規則第3.13條有關董事獨立性的規定。

除下列所述者外，董事之間並無財務、業務、親屬或其他關係：

(a) 如本年報第111頁之董事局報告書所述，邵逸夫爵士與方逸華女士為夫婦；

(b) 如本年報第111頁之董事局報告書所述，周亦卿博士為邵氏兄弟(香港)有限公司的董事；

(c) 利榮森先生(於二○○五年五月二十五日退任董事職位)與利乾先生(於二○○五年三月十七日獲委任董事職位)為父子；及

(d) 利陸雁群女士為利乾先生的伯母，以及利憲彬先生的母親。

企業管治報告 (續)

董事局會議

董事局在二〇〇五年內共舉行了六次會議，各董事在董事局會議和董事委員會(行政委員會、審核委員會和薪酬委員會)會議的出席率如下：

	會議出席／舉行次數			
董事	董事局	行政委員會	審核委員會	薪酬委員會
執行董事				
邵逸夫爵士	6/6	7/7		
梁乃鵬博士	6/6	7/7		
費道宜	6/6	7/7		
非執行董事				
方逸華	6/6	7/7		1/1
周亦卿博士	4/6			
何定鈞	6/6			
利乾	5/5		1/1	1/1
利陸雁群 *由替任董事出席2次會議	6/6*			
利榮森(於二〇〇五年五月二十五日退任) **由替任董事出席3次會議	3/3**	0/3	0/1	
李達三博士	6/6		2/2	
羅仲炳	6/6	7/7		
史習陶	5/6		2/2	1/1

董事在董事局會議上討論和制訂本公司的整體策略、監察財務表現，並討論年度和中期業績以及其他重要事宜。

主席和董事總經理

邵逸夫爵士(自一九八〇年起出任本公司主席)和費道宜先生(自一九九五年起出任本公司董事總經理)各司其職、分工明確，各自的職權範圍已載於本公司的企業管治守則。

董事局已將授予管理層的職能正規化，並定期檢討有關安排。管理層的職責如下：

(a) 推行本公司的策略並向董事局匯報；
(b) 監督本公司達成董事局所制訂的目標；
(c) 向董事局提供監察管理層表現所需的一切資料；及
(d) 按董事局的授權履行職務和行使權力。

董事薪酬

薪酬委員會於二〇〇五年八月十六日成立，所有成員均為非執行董事，而大部分為獨立非執行董事。薪酬委員會由獨立非執行董事利乾先生擔任主席，其他成員為方逸華女士及史習陶先生。

薪酬委員會負責就本公司董事及高層管理人員的整體薪酬政策及架構向董事局提出建議，並協助董事局訂立正規而具透明度的薪酬政策制訂程序。薪酬委員會的具體職權範圍已刊載於本公司網站。

薪酬委員會已於二〇〇五年十二月舉行了首次會議，以檢討就截至二〇〇五年十二月三十一日止年度向執行董事和高層管理人員酌情發放之花紅。

董事及高層管理人員的酬金詳情載於第167至169頁的綜合財務報表附註。

本公司薪酬政策的要點如下：

- 任何人士均不可自行釐定本身的薪酬；
- 須按市場趨勢設定薪酬水平；
- 薪酬應足以吸引和留任具備適當背景、技能、知識和經驗的人士，其資歷與集團所從事之業務和行業息息相關。

由於集團的政策並不容許任何人士自行釐定其薪酬，因此董事局已於股東周年大會上提出有關董事袍金的建議，並已獲得股東通過。

在釐定執行董事和高層管理人員薪酬的過程中，本公司參考了市場上同類職位的薪酬水平，其中包括本地及區內一些規模、複雜性和業務範疇與本公司相若的機構。此做法符合我們按市場趨勢設定薪酬水平的政策。

年內，本公司並無向董事授予本公司購股權。

本公司各董事概無與本公司訂有本公司不可於一年內免付補償(法定補償除外)而終止之服務合約。

董事提名

新董事的委任乃經董事局全體成員議決。行政委員會已獲董事局授權，負責提名合資格的董事人選。

行政委員會的主席為邵逸夫爵士，其成員包括梁乃鵬博士、方逸華女士、費道宜先生和羅仲炳先生。行政委員會的具體職權範圍已刊載於本公司網站。

董事局於二〇〇五年三月十七日委任自一九九五年起擔任利榮森先生替任董事的利乾先生為本公司獨立非執行董事，因為利乾先生有處理本公司事務的豐富經驗，而且在擔任替任董事期間為董事局作出了寶貴的貢獻。

董事的任期和連任事宜

非執行董事的特定任期大約為三年。所有董事須最少每隔三年依章輪值退任，並須於股東周年大會上膺選方可連任。根據本公司組織章程細則第114(D)條規定，主席毋須輪值告退。

本公司組織章程細則規定，所有為填補臨時空缺而被委任的董事，其任期將於獲委任後首次舉行股東周年大會之時終止，並須由股東選舉方可連任。

核數師薪酬

管理層負責按年檢討本集團的核數師的酬金。審計服務費用已經由審核委員會通過，而非審計服務之費用為管理層估計之數字。審計及非審計服務費用摘要如下：

	審計服務費用		非審計服務費用	
	二〇〇五 港幣千元	二〇〇四 港幣千元	二〇〇五 港幣千元	二〇〇四 港幣千元
本公司	**880**	750	**353**	285
附屬公司	**2,603**	2,346	**2,051**	560
總額	**3,483**	3,096	**2,404**	845
付予				
主要核數師羅兵咸永道會計師事務所	**3,062**	2,689	**2,404**	845

為本集團提供的非審計服務，主要包括與稅務局就往年度評稅結果提出補加評稅有關的專業服務。

財務匯報及審核委員會

董事局負責編製可真實公平地反映集團財務狀況的財務報表，以清晰、持平及適時地匯報本集團的財務資料。董事局並須為本集團選擇最適當的會計政策。以此而言，董事局已採納由香港會計師公會頒布的香港財務報告準則，而且按假設持續營運的基準編製綜合財務報表。

根據上市規則，董事局須負責以公布及通函的方式，向股東和公眾發放任何股價敏感資料。

審核委員會負責審閱管理層編製的財務報表和提交董事局正式批核，並監察本公司的財務報告制度。

審核委員會於一九九九年成立。於二○○五年十二月三十一日，審核委員會所有成員均為獨立非執行董事，其主席為史習陶先生，成員為李達三博士和利乾先生。於二○○六年二月二十二日，李達三博士辭任審核委員會職務，而本公司非執行董事何定鈞先生則於同日獲委任為審核委員會成員。

審核委員會的主要職責如下：

- 就有關委任、續聘及罷免外聘核數師的事宜向董事局提供建議，並審議外聘核數師的聘用條款。
- 就外聘核數師以提供非審計服務制定政策，並予以執行。
- 監察本公司的財務報表、年報、中期報告及核數師報告書的完整性，以確保有關資料能真實及公平地反映本公司的財務狀況。
- 確保管理層已履行職責建立有效的內部監控制度。
- 審議外聘核數師給予管理層的函件、核數師向管理層提出的任何疑問，以及管理層的回應。

審核委員會的具體職權範圍已載於本公司網站。

截至二○○五年十二月三十一日止年度內，審核委員會共舉行了兩次會議。對於委任、續聘及罷免外聘核數師或核數師辭任等事宜，董事局與審核委員會的意見一致。

審核委員會已與管理層審閱本集團採納的會計原則和實務，並討論內部監控和財務報告事宜，包括審閱中期財務報表和截至二○○五年十二月三十一日止年度的綜合財務報表，然後提呈董事局審批。

有關本公司核數師羅兵咸永道會計師事務所的匯報責任，已載於本年報第124頁之核數師報告書。

內部監控

本公司的內部監控制度旨在確保資產不會被誤用、保管適當的帳目、確保公司業務有效運作，以及遵守法規。管理層直接負責執行董事局通過的策略及政策，以及管理公司所有業務，包括內部監控制度的運作。

財務部門及各營運單位的主管定期檢討本公司、其附屬公司和聯營公司的財務和營運事宜，並按需要進行其他方面的檢討。審核委員會負責審議，主要審核結果和監控缺失(如有)的資料摘要而財務部門和營運單位的主管須監察按改善建議所同意採取的跟進行動。

股東關係

本公司的政策是適時向股東披露相關資訊，包括透過各一份中英文報章的付費廣告以及公司網站公布資料，並向全體股東寄發年報、中期報告和通函。董事於本公司股東周年大會上與股東會面和溝通。主席在股東周年大會上提呈各項事宜的獨立決議案供股東投票表決。

本公司定期檢討股東周年大會規程，以確保符合最佳企業管治常規。詳述各項擬提呈決議案、投票程序及其他相關資訊的股東周年大會通告，將於股東周年大會舉行當日至少21天前寄發予股東。公司將於股東周年大會上說明要求按股數投票表決及投票的程序，而投票結果將於緊接股東周年大會後的營業日在報刊及公司網站上刊登。

股東及公眾可於本公司網站www.tvb.com瀏覽公布、通函、年報等公司資訊。

承董事局命

邵逸夫
行政主席

香港，二〇〇六年三月二十二日

五年財政回顧

	2001	2002	2003	2004	2005
營業額(港幣百萬元)	3,265	3,162	3,311	3,817	4,177
扣除所得稅前溢利(港幣百萬元)	663	684	485	902	1,420
所得稅開支(港幣百萬元)	111	90	25	152	232
本公司股東應佔溢利(港幣百萬元)	589	590	441	719	1,180
每股盈利(港幣元)	1.35	1.35	1.01	1.64	2.69
物業、器材及設備(港幣百萬元)	1,521	1,998	2,167	2,050	1,896
租賃土地(港幣百萬元)	133	168	198	193	188
無形資產(港幣百萬元)	-	-	63	55	161
聯營公司權益(港幣百萬元)	19	26	238	280	246
共同控制實體權益(港幣百萬元)	105	81	23	19	-
投資證券(港幣百萬元)	5	5	4	4	-
承資公司借款(港幣百萬元)	11	11	13	14	7
遞延所得稅資產(港幣百萬元)	-	-	24	19	24
流動資產(港幣百萬元)	2,434	2,009	1,988	2,200	2,800
流動負債(港幣百萬元)	(1,002)	(905)	(1,112)	(855)	(749)
	3,226	3,393	3,606	3,979	4,573
股本(港幣百萬元)	22	22	22	22	22
儲備(港幣百萬元)	3,073	3,252	3,274	3,649	4,360
股東權益(港幣百萬元)	3,095	3,274	3,296	3,671	4,382
少數股東權益(港幣百萬元)	-	-	84	117	23
長期撥備(港幣百萬元)	-	-	62	1	-
長期借貸及退休福利責任(港幣百萬元)	78	63	68	65	18
遞延所得稅負債(港幣百萬元)	53	56	96	125	150
	3,226	3,393	3,606	3,979	4,573

本表所列數字經已重新編列以反映採納新訂／經修訂香港財務報告準則。

核數師報告書

致電視廣播有限公司*(於香港註冊成立之有限公司)*全體股東

本核數師已完成審核第125至181頁之綜合財務報表，該等綜合財務報表乃按照香港普遍採納之會計原則編製。

董事及核數師各自之責任

香港公司條例規定董事須編製真實兼公平之綜合財務報表。在編製該等真實兼公平之綜合財務報表時，董事必須採用適當之會計政策，並且貫徹應用該等會計政策。

本核數師之責任是根據審核之結果，對該等綜合財務報表作出具獨立意見，並按照香港公司條例第141條僅向整體股東報告，除此之外本報告別無其他目的。本核數師不會就本報告的內容向任何其他人士負上或承擔任何責任。

意見之基礎

本核數師已按照香港會計師公會所頒布之香港審計準則進行審核工作。審核範圍包括以抽查方式查核與綜合財務報表所載數額及披露事項有關之憑證，亦包括評審董事於編製綜合財務報表時所作之重大估計和判斷，所採用之會計政策是否適合貴公司與貴集團之具體情況，及有否貫徹應用並足夠披露該等會計政策。

本核數師在策劃和進行審核工作時，均以取得所有本核數師認為必需之資料及解釋為目標，以便獲得充分憑證，就該等綜合財務報表是否存有重大錯誤陳述，作出合理之確定。在作出意見時，本核數師亦已評估該等綜合財務報表所載之資料在整體上是否足夠。本核數師相信我們之審核工作已為下列意見提供合理之基礎。

意見

本核數師認為，上述之綜合財務報表足以真實兼公平地顯示貴公司與貴集團於二〇〇五年十二月三十一日結算時之財務狀況，及貴集團截至該日止年度之溢利及現金流量，並按照香港公司條例妥為編製。

羅兵咸永道會計師事務所
香港執業會計師

香港，二〇〇六年三月二十二日

綜合資產負債表

二〇〇五年十二月三十一日結算

	附註	二〇〇五 港幣千元	二〇〇四 港幣千元 (重新列帳)
資產			
非流動資產			
物業、器材及設備	5	**1,896,100**	2,049,844
租賃土地	6	**188,416**	192,984
無形資產	7	**161,003**	55,342
聯營公司權益	9	**245,516**	279,546
共同控制實體權益	10	**-**	18,722
可供出售金融資產	11	**3**	-
投資證券	12	**-**	3,705
承資公司借款	13	**6,676**	14,263
遞延所得稅資產	22	**24,358**	18,592
		2,522,072	2,632,998
流動資產			
節目、影片版權及電影		**452,586**	452,652
盤存	14	**11,430**	11,588
貿易應收款及其他應收款、預付款及按金	15	**1,353,966**	1,007,123
其他投資	16	**-**	189,432
可收回之稅項		**2,015**	3,034
抵押銀行存款	17	**236**	234
三個月後到期之銀行存款		**35,289**	9,550
現金及現金等價物		**944,670**	526,299
		2,800,192	2,199,912
總資產		**5,322,264**	4,832,910
權益			
本公司股東應佔股本及儲備			
股本	18	**21,900**	21,900
其他儲備	19	**700,132**	698,989
保留盈餘			
- 擬派末期股息	31	**569,400**	350,400
- 其他		**3,090,315**	2,599,357
		4,381,747	3,670,646
少數股東權益		**23,320**	116,550
權益總額		**4,405,067**	3,787,196
負債			
非流動負債			
長期借貸	21	**-**	48,683
遞延所得稅負債	22	**149,740**	125,370
退休福利責任	23	**18,503**	16,215
長期撥備	24	**-**	1,045
		168,243	191,313

綜合資產負債表（續）
二〇〇五年十二月三十一日結算

	附註	二〇〇五 港幣千元	二〇〇四 港幣千元 (重新列帳)
流動負債			
貿易應付款及其他應付款及應計費用	20	**643,232**	727,635
當期所得稅負債		**104,680**	99,865
借貸	21	**-**	12,040
短期撥備	24	**1,042**	14,861
		748,954	854,401
負債總額		**917,197**	1,045,714
權益及負債總額		**5,322,264**	4,832,910
流動資產淨額		**2,051,238**	1,345,511
總資產減流動負債		**4,573,310**	3,978,509

費道宜
董事

邵逸夫
董事

資產負債表

二〇〇五年十二月三十一日結算

	附註	二〇〇五	二〇〇四
		港幣千元	港幣千元 (重新列帳)
資產			
非流動資產			
物業、器材及設備	5	**1,633,100**	1,758,379
租賃土地	6	**188,416**	192,984
附屬公司投資	8	**510,460**	376,040
聯營公司權益	9	**144,069**	133,397
		2,476,045	2,460,800
流動資產			
節目及影片版權		**324,354**	372,008
盤存	14	**1,702**	1,694
貿易應收款及其他應收款、預付款及按金	15	**903,442**	642,718
現金及現金等價物		**676,705**	252,869
		1,906,203	1,269,289
總資產		**4,382,248**	3,730,089
權益			
本公司股東應佔股本及儲備			
股本	18	**21,900**	21,900
其他儲備	19	**712,144**	712,144
保留盈餘			
- 擬派末期股息	31	**569,400**	350,400
- 其他		**2,608,546**	2,197,742
權益總額		**3,911,990**	3,282,186
負債			
非流動負債			
遞延所得稅負債	22	**118,562**	123,530
		118,562	123,530
流動負債			
貿易應付款及其他應付款及應計費用	20	**258,514**	247,680
當期所得稅負債		**93,182**	66,011
短期撥備	24	**-**	10,682
		351,696	324,373
負債總額		**470,258**	447,903
權益及負債總額		**4,382,248**	3,730,089
流動資產淨額		**1,554,507**	944,916
總資產減流動負債		**4,030,552**	3,405,716

費道宜
董事

邵逸夫
董事

綜合損益表
截至二〇〇五年十二月三十一日止年度

	附註	二〇〇五 港幣千元	二〇〇四 港幣千元
營業額	4	**4,176,590**	3,816,936
銷售成本	25	**(1,791,612)**	(1,841,449)
毛利		**2,384,978**	1,975,487
其他收益	4	**38,962**	58,220
銷售、分銷及播送成本	25	**(451,923)**	(450,258)
總務及行政開支	25	**(490,969)**	(512,948)
其他經營(開支)/收入	25	**(22,042)**	10,890
出售按公平價值列入損益帳的金融資產的收益	16	**148,778**	-
經營溢利		**1,607,784**	1,081,391
融資成本	27	**(956)**	(7,006)
應佔虧損			
共同控制實體		**(30)**	(6,099)
聯營公司		**(187,197)**	(166,402)
扣除所得稅前溢利		**1,419,601**	901,884
所得稅開支	28	**(232,354)**	(152,312)
本年度溢利		**1,187,247**	749,572
應歸屬予:			
本公司股東	29	**1,180,019**	719,415
少數股東權益		**7,228**	30,157
		1,187,247	749,572
按年內本公司股東應佔溢利計算之每股盈利	30	**港幣2.69元**	港幣1.64元
股息	31	**678,900**	438,000

綜合權益變動表

截至二〇〇五年十二月三十一日止年度

	本公司股東應佔權益			少數股東	
	股本	其他儲備	保留盈餘	權益	總額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
二〇〇四年一月一日結餘，如前呈報為權益	21,900	694,371	2,579,276	-	3,295,547
二〇〇四年一月一日結餘，如前獨立呈報為少數股東權益	-	-	-	83,785	83,785
二〇〇四年一月一日結餘，經重新列帳	21,900	694,371	2,579,276	83,785	3,379,332
匯兌差異	-	6,084	-	2,608	8,692
於權益帳直接確認之匯兌金額	-	(2,881)	2,881	-	-
於權益帳直接確認之收入淨額	-	3,203	2,881	2,608	8,692
本年度溢利	-	-	719,415	30,157	749,572
二〇〇四年已確認之收入總額	-	3,203	722,296	32,765	758,264
轉撥	-	1,415	(1,415)	-	-
二〇〇三年已派末期股息	-	-	(262,800)	-	(262,800)
二〇〇四年已派中期股息	-	-	(87,600)	-	(87,600)
	-	1,415	(351,815)	-	(350,400)
二〇〇四年十二月三十一日結餘	21,900	698,989	2,949,757	116,550	3,787,196
二〇〇五年一月一日結餘，經重新列帳	21,900	698,989	2,949,757	116,550	3,787,196
匯兌差異	-	(9,018)	-	5,207	(3,811)
於權益帳直接確認之(支出)/收入淨額	-	(9,018)	-	5,207	(3,811)
本年度溢利	-	-	1,180,019	7,228	1,187,247
二〇〇五年已確認之(支出)/收入總額	-	(9,018)	1,180,019	12,435	1,183,436
轉撥	-	10,161	(10,161)	-	-
二〇〇四年已派末期股息	-	-	(350,400)	-	(350,400)
二〇〇五年已派中期股息	-	-	(109,500)	-	(109,500)
收購附屬公司之少數股東權益 (附註 7)	-	-	-	(105,665)	(105,665)
	-	10,161	(470,061)	(105,665)	(565,565)
二〇〇五年十二月三十一日結餘	**21,900**	**700,132**	**3,659,715**	**23,320**	**4,405,067**

綜合現金流量表

截至二○○五年十二月三十一日止年度

	附註	二○○五 港幣千元	二○○四 港幣千元
營運活動的現金流量			
營運產生的現金	32(a)	**1,501,951**	1,285,497
已付利息		**(1,115)**	(10,423)
已付香港利得稅		**(144,572)**	(3,266)
已付海外稅項		**(63,426)**	(9,848)
營運活動產生的淨現金		**1,292,838**	1,261,960
投資活動的現金流量			
購置物業、器材及設備		**(113,092)**	(143,147)
增加三個月後到期之銀行存款		**(25,739)**	(4,776)
增加貸款予一共同控制實體		**-**	(2,016)
收回一承資公司貸款償還		**7,393**	-
減少應收一聯營公司帳款		**-**	5,319
收購附屬公司之少數股東權益		**(221,613)**	-
出售一共同控制實體所得款		**4,541**	-
出售可供出售金融資產所得款		**2,771**	-
出售按公平價值列入損益帳的金融資產所得款		**263,726**	-
在一聯營公司之投資	9(a)	**(142,495)**	(45,200)
按公平價值列入損益帳的金融資產之投資		**(144,347)**	-
出售物業、器材及設備所得款		**813**	2,469
已收利息		**13,500**	2,386
投資活動所用的淨現金		**(354,542)**	(184,965)
融資活動前的現金流入淨額		**938,296**	1,076,995
融資活動的現金流量			
短期銀行貸款所得款		**-**	2,338
償還長期銀行貸款、其他貸款及融資租賃責任		**(58,385)**	(5,268)
償還短期銀行貸款		**(2,338)**	(499,115)
增加抵押銀行存款		**(2)**	(6)
已派股息		**(459,900)**	(350,400)
融資活動所用的淨現金		**(520,625)**	(852,451)
現金及現金等價物淨增加		**417,671**	224,544
一月一日的現金及現金等價物		**526,299**	300,224
外幣匯率變動的影響		**700**	1,531
十二月三十一日的現金及現金等價物		**944,670**	526,299

綜合財務報表附註

1 重要會計政策摘要

編製本綜合財務報表採用的主要會計政策載於下文。除另有說明外，此等政策在所呈報的所有年度內貫徹應用。

1.1 編製基準

綜合財務報表乃根據香港財務報告準則(財務準則)編製。綜合財務報表已按照歷史成本法編製，並就可供出售金融資產、按公平價值列入損益帳的金融資產和金融負債均按公平值列帳而作出修訂。

編製符合財務準則的財務報表需要使用若干關鍵會計估算。這亦需要管理層在應用本公司會計政策過程中行使其判斷。涉及高度的判斷或高度複雜性的範疇，或涉及對綜合財務報表屬重大假設和估算的範疇，在附註3中披露。

採納新訂／經修訂的財務準則
本集團於二〇〇五年採納下列與其業務相關的新訂／經修訂財務準則及詮釋。二〇〇四年之比較數字亦已按有關之規定作出修訂。

香港會計準則第1號	財務報表的呈報
香港會計準則第2號	存貨
香港會計準則第7號	現金流量表
香港會計準則第8號	會計政策、會計估計的變動及誤差
香港會計準則第10號	結算日後事項
香港會計準則第16號	物業、器材及設備
香港會計準則第17號	租賃
香港會計準則第21號	外幣匯率變動的影響
香港會計準則第23號	借貸成本
香港會計準則第24號	關連人士的披露
香港會計準則第27號	綜合及獨立財務報表
香港會計準則第28號	投資於聯營公司
香港會計準則第31號	投資於合營企業
香港會計準則第32號	金融工具：披露及呈報
香港會計準則第33號	每股盈利
香港會計準則第36號	資產減值
香港會計準則第38號	無形資產
香港會計準則第39號	金融工具：確認及計量
香港財務報告準則第3號	商業合併

採納之新訂／經修訂香港會計準則第1、2、7、8、10、16、21、23、24、27、28、31及33號對本集團之會計政策並沒有構成重大影響。概括而言：

- 香港會計準則第1號對少數股東權益、應佔聯營公司除稅後淨業績及其他披露項目之呈列構成影響。
- 香港會計準則第2、7、8、10、16、23、27、28、31及33號對本集團之政策並沒有構成重大影響。
- 香港會計準則第21號對本集團之政策並沒有構成重大影響，本集團已按照經修訂準則之指引重新評估綜合帳內每個實體之功能貨幣。本集團所有實體均採用相同的功能貨幣，作為相關實體財務報表之呈報貨幣。
- 香港會計準則第24號對有關連人士的身分及若干其他有關連人士披露項目構成影響。

1 重要會計政策摘要（續）

1.1 編製基準（續）

本集團因採納經修訂之香港會計準則第17號而改變會計政策，將租賃土地由物業、器材及設備帳重新歸類為營運租賃。租賃土地的即時預付款於租約期內在損益表內以直線法作為支出扣除，如出現減值，亦於損益表內作為支出列帳。往年之租賃土地乃按成本值減累計折舊及累計減值後列帳。

採納香港會計準則第32號及第39號，已令按公平價值列入損益帳的金融資產及可供出售金融資產在分類方面之會計政策出現變動。

本集團因採納香港財務報告準則第3號、香港會計準則第36號及第38號而改變商譽上的會計政策。在二〇〇四年十二月三十一日之前，本集團之商譽：

- 於五至十年內以直線法攤銷；及
- 於每個資產負債表結算日進行減值評估。

根據香港財務報告準則第3號 (附註 1.6) 之規定：

- 本集團自二〇〇五年一月一日起停止攤銷商譽；
- 已註銷二〇〇四年十二月三十一日之累計攤銷，並已相應減少商譽成本；及
- 截至二〇〇五年十二月三十一日止之年度起，本集團將按年及於出現減值跡象時對商譽進行減值評估。

所有會計政策變動均按照相關準則的過渡條款執行，而本集團所採納之所有會計準則均須以追溯方式執行，惟以下準則除外：

- 香港會計準則第21號 - 以非追溯應用方式將商譽及公平價值調整歸納為海外業務之一部分；
- 香港會計準則第39號 - 禁止在確認、註銷及計算金融資產及負債的過程中以追溯方式應用此準則。對於二〇〇四年之投資證券比較數字，本集團採用過往由香港會計師公會頒布的會計實務準則第24號「投資證券會計」，並於二〇〇五年一月一日判斷和確認因會計實務準則第24號及香港會計準則第39號之會計差異而須作出之調整；及
- 香港財務報告準則第3號 - 於二〇〇五年一月一日或之後以非追溯應用方式採納。

(a) 採納經修訂之香港會計準則第17號所構成之影響如下：

	二〇〇五 港幣千元	二〇〇四 港幣千元
物業、器材及設備之減少	**(188,416)**	(192,984)
租賃土地之增加	**188,416**	192,984

採納經修訂之香港會計準則第17號對每股基本盈利並無影響。

(b) 採納香港財務報告準則第3號及香港會計準則第38號所構成之影響如下：

	二〇〇五 港幣千元
因停止攤銷商譽而引致其他經營開支之減少	**5,598**
	港幣元
每股基本盈利之增加	**0.01**

1 重要會計政策摘要（續）

1.1 編製基準（續）

(c) 採納香港會計準則第32號及第39號所構成之影響如下：

	二〇〇五 港幣千元
按成本列帳之投資證券之減少	**(21,478)**
按成本列帳之可供出售金融資產之增加	**21,478**

採納香港會計準則第32號及第39號對每股基本盈利並無影響。

本集團並無提早採納以下已發出但仍未生效之新訂香港會計準則及香港財務報告準則。採納此等香港會計準則及香港財務報告準則將不會對本集團之會計政策帶來重大變動。

香港會計準則第1號(修訂)	資本披露 [1]
香港會計準則第19號(修訂)	精算損益、集團計劃及披露 [2]
香港會計準則第21號(修訂)	境外業務投資淨額 [2]
香港會計準則第39號(修訂)	預測集團內部交易之現金流量對沖會計處理法 [2]
香港會計準則第39號(修訂)	期權之公平價值 [2]
香港會計準則第39號及香港財務報告準則第4號(修訂)	財務擔保合約 [2]
香港財務報告準則第7號	金融工具：披露 [1]

[1] 於二〇〇七年一月一日或之後開始的年度生效。

[2] 於二〇〇六年一月一日或之後開始的年度生效。

1.2 綜合帳目

綜合財務報表包括本公司及其所有附屬公司截至十二月三十一日止的財務報表。

(a) 附屬公司

附屬公司指本公司直接或間接控制董事局之組成、超過半數投票權或持有過半數已發行股本之公司。

在年內購入或售出之附屬公司，其業績由收購生效日起計或計至出售生效日止列入綜合損益表內。

本集團以收購會計法為本集團所收購之附屬公司列帳。收購成本為於交易當日所獲資產的公平價值、所發行的股本工具，以及所產生或承擔之負債，加上直接歸屬予收購交易之成本。在商業合併過程中產生之可辨認收購資產、負債及或有負債，均於收購當日按其公平價值作出初步計量，而毋須理會任何少數股東權益。從收購成本扣除本集團應佔可辨認收購資產淨值之後的餘額，將列帳為商譽。如收購成本低於所收購附屬公司資產淨值的公平價值，其差額將直接在損益表內確認。

所有本集團內公司間之重大交易及結餘已於綜合帳目時對銷。

在本公司之資產負債表內，附屬公司之投資以成本值扣除減值虧損準備入帳。本公司將附屬公司之業績按已收及應收股息入帳。

1 重要會計政策摘要（續）

1.2 綜合帳目（續）

(b) 聯營公司及共同控制實體

聯營公司指所有本集團對其有重大影響力而無控制權的實體，通常附帶有20% - 50%投票權的股權。

共同控制實體指本集團與其他人士以合約協議方式共同進行經濟活動，該活動受雙方共同控制，任何一方均沒有單方面之控制權。

聯營公司及共同控制實體之權益以權益會計法入帳，初始以成本確認。

本集團應佔收購後聯營公司及共同控制實體的溢利或虧損於損益表內確認，而應佔收購後儲備的變動則於儲備帳內確認。投資帳面值會根據收購後之累計變動而作出調整。如本集團應佔一聯營公司及共同控制實體之虧損等於或超過其在該聯營公司及共同控制實體之權益，包括任何其他無抵押應收款，本集團不會確認進一步虧損，除非本集團已代聯營公司及共同控制實體承擔責任或作出付款。

本集團與其聯營公司及共同控制實體之間交易的未實現收益按本集團在聯營公司及共同控制實體的投資的數額對銷。除非交易提供所轉讓資產減值之憑證，否則未實現虧損亦予以對銷。聯營公司及共同控制實體的會計政策已按需要作出改變，以確保與本集團採用的政策符合一致。

在本公司之資產負債表內，於聯營公司及共同控制實體之權益按成本值扣除減值虧損準備列帳。聯營公司及共同控制實體之業績由本公司按已收及應收股息入帳。

1.3 分部報告

按照本集團之內部財務報告，本集團已決定將業務分部資料作為主要報告形式，而地區分部資料則以次要報告形式呈列。

至於地區分部報告，銷售額乃按照客戶所在國家計算。總資產及資本開支按資產所在地計算。

1.4 外幣換算

(a) 功能及呈報貨幣

本集團旗下每個實體之財務報表所包括之項目，均以該實體之主要營運地區之貨幣計算，此為功能貨幣。本綜合財務報表乃以港幣呈報，港幣為本公司之功能及呈報貨幣。

(b) 交易及結餘

外幣交易採用交易日的匯率換算為功能貨幣。除了符合在權益中遞延入帳的現金流量對沖和淨投資對沖外，結算此等交易產生的匯兌盈虧以及將外幣計值的貨幣資產和負債以年終匯率換算產生的匯兌盈虧在損益表確認。

非貨幣項目之匯兌差異，例如按公平價值列入損益帳的股本工具，均列報為公平價值收益或虧損的一部分。至於非貨幣項目的匯兌差異，例如歸類為可供出售金融資產的權益等，均列入權益帳的公平價值儲備內。

1 重要會計政策摘要（續）

1.4 外幣換算（續）

(c) 集團公司

集團旗下所有實體如持有與呈報貨幣不一致的功能貨幣(其中並無任何公司持有通脹嚴重的經濟體系的貨幣)，其業績和財務狀況均按以下方法兌換為呈報貨幣：

(i) 每項資產負債表的資產及負債均按照該資產負債表結算日的匯率折算為呈報貨幣；

(ii) 每項損益表的收入和支出均按照平均匯率折算為呈報貨幣，但若此平均匯率未能合理地反映各交易日之匯率所帶來的累計影響，則按照交易日之匯率折算此等收入和支出；及

(iii) 所有匯兌差異均確認於權益帳內的一個分項。

在編製綜合帳目時，折算海外實體投資淨額和折算被指定為此等投資之對沖項目的借貸及其他貨幣工具而產生的匯兌差異，均列入股東權益帳內。當出售海外業務時，此等匯兌差異將於損益表內確認為出售收益或虧損的一部分。

於二〇〇五年一月一日或之後，收購海外實體產生的商譽及公平價值調整視為該海外實體的資產和負債，並按收市匯率換算。於二〇〇五年一月一日之前，因收購而產生之商譽及公平價值調整，乃採用收購當日之匯率換算以收購公司之功能貨幣呈報。

1.5 物業、器材及設備

物業、器材及設備，包括樓宇、租賃房屋裝修、廣播及轉播器材、傢具及裝置及車輛均以成本值減累計折舊及累計減值虧損後列帳。

其後成本只有在與該項目有關的未來經濟利益有可能流入本集團，而該項目的成本能可靠計量時，才包括在資產的帳面值或確認為獨立資產(按適用)。所有其他維修及保養在產生的財政期間內於損益表支銷。

永久業權土地不作折舊。其他物業、器材及設備則以直線法於其估計可用年限內將其成本值減累計減值虧損撇銷。主要之折舊年率如下：

樓宇	2.5% - 5%
租賃房屋裝修	以剩餘租期計算
廣播及轉播器材	7% - 20%
傢具、裝置及器材	5% - 33.3%
車輛	10% - 25%

裝修改良支出均資本化，並按其對本集團之預計可用年期折舊。

本集團於每年結算日檢討資產的剩餘價值和可用年限，並作出適當的調整。

若資產的帳面值高於其估計可收回價值，其帳面值即時撇減至可收回金額(附註 1.7)。

1 重要會計政策摘要（續）

1.6 無形資產

商譽

商譽指收購成本超出於收購日本集團應佔所收購附屬公司／聯營公司／共同控制實體可辨認資產淨額公平價值之數額。附屬公司之收購商譽計入無形資產之內。聯營公司及共同控制實體之收購商譽計入聯營公司及共同控制實體之投資。本集團每年評估商譽減值，並按成本值減累計減值虧損列帳。出售實體之收益及虧損，已計入與售出實體相關的商譽帳面值。

就減值測試而言，商譽會分配至現金產生單位。

1.7 資產減值

並無可用期限的資產毋須攤銷，但此等資產每年均接受至少一次減值評估，如發生可能導致未能收回資產帳面值的事項或任何情況變化，本集團亦會檢討該資產的減值情況。至於須攤銷的資產，如發生可能導致未能收回資產帳面值的事項或任何情況變化，本集團將檢討該資產的減值情況。減值虧損為資產帳面值超越其可收回價值之數額。可收回價值為資產公平價值減出售成本後之價值，與其使用價值之間的較高者。為了評估資產減值，本集團按可獨立地確認其現金流量(現金產生單位)的最低水平劃分資產類別。

1.8 投資

二○○四年一月一日至二○○四年十二月三十一日期間：
本集團將其證券投資(附屬公司、聯營公司及共同控制實體除外)歸類為投資證券及其他投資。

(a) 投資證券

投資證券乃按成本值減任何減值虧損準備列帳。個別投資之帳面值在每年結算日均作檢討，以評估其公平價值是否已下跌至低於其帳面值。假如下跌並非短期性，則有關證券之帳面值須撇減至其公平價值。減值虧損在損益表中列作開支。當引致撇減或撇銷之情況及事件不再存在，而有可信證據顯示新的情況和事件會於可預見將來持續，則將此項減值虧損撥回損益表。

(b) 其他投資

其他投資按公平值列帳。在每年結算日，其他投資之公平值變動而引致之未變現盈虧淨額均在損益表中確認。出售其他投資之盈利或虧損是指出售所得款項淨額與帳面值之差額，並於產生時在損益表確認。

由二○○五年一月一日起：
本集團將投資項目劃分為以下類別：按公平價值列入損益帳的金融資產、貸款及應收款，以及可供出售金融資產。分類方法乃取決於投資項目之收購目的。管理層將於始初確認時為其投資項目分類，並於每個報告日重新評估此項分類。

(a) 按公平價值列入損益帳的金融資產

此類別可細分為兩個類別：分別是持作買賣及最初已指定按公平價值列入損益帳的金融資產。如所收購的金融資產主要是為了在短期內出售，或須按管理層指定，則劃分為此類別。衍生工具亦會被劃分為持作買賣，被指定為對沖項目者則屬例外。若此類別的資產為持作買賣用途，或預期於結算日起計的十二個月內變現，則劃分為流動資產。

1 重要會計政策摘要（續）

1.8 投資（續）

(b) 貸款及應收款

貸款及應收款均設有固定或可確定付款金額，以及不會在活躍市場上市的非衍生金融資產。此等資產在本集團直接向欠債人提供金錢、貨品或服務，而無計劃買賣該等應收款的情況下產生。此等項目已計入流動資產之內，但由資產負債表結算日起計十二個月後方到期的項目則劃分為非流動資產。貸款及應收款均計入資產負債表的貿易應收款及其他應收款(附註 1.11)。

(c) 可供出售金融資產

可供出售金融資產為非衍生項目，被指定為此類別或並無分類為任何其他類別。除非管理層計劃於結算日起計十二個月內出售有關投資，否則可供出售金融資產將計入非流動資產內。

投資項目的收購及出售，均於交易日(即本集團承諾收購或出售該資產當日)確認。投資項目初步按照公平價值確認，並列出所有並無按照公平價值列入損益帳的金融資產之交易成本。當本集團從該等投資項目收取現金流量的權利已到期或已被轉讓，或本集團已大致上將擁有權的所有風險和回報轉移，則會註銷該等投資項目。按公平價值列入損益帳的金融資產其後按公平價值列帳，而可供出售金融資產則按成本值減累計減值列帳。貸款及應收款項均以實際利率法按經攤銷成本列帳。按公平價值列入損益帳的金融資產，如其公平價值出現變動，所產生的已變現及未變現收益及虧損均於產生期內列入損益表。被劃分為可供出售金融資產的非貨幣證券，如其公平價值出現變動，所產生的未變現收益及虧損將於權益帳確認。若劃分為可供出售的證券已出售或減值，其累計公平價值調整將列入損益表，作為投資證券收益或虧損。

上市投資項目的公平價值乃根據當時的買盤計算，至於投資未能在活躍市場上獲得市場報價並無法可靠計算其公平價值的可供出售金融資產，則按成本值減累計減值列帳。

本集團將於每年結算日評估金融資產或一組金融資產有否出現減值的客觀證據。若股票證券被劃分為可供出售，在判斷該證券有否減值時，須考慮其公平價值是否大幅或長期低於其成本。如可供出售金融資產出現此等跡象，其累計虧損(收購成本與當時公平價值之差額，減去該金融資產之前在損益表確認的任何減值虧損)將從權益帳扣除，並於損益表內確認。於損益表確認的股權工具減值虧損不會透過損益表撥回。

1.9 節目、影片版權及電影

節目按成本減支銷及管理層認為需要之準備後列帳。成本包括直接開支及應佔部分之製作間接費用。節目成本會按本地免費電視市場及海外節目發行及分銷作出分配。在前者情況出現時，成本會於首次播映時支銷，而在後者情況出現時，成本會於首次分銷予分銷商時支銷。而衛星頻道的節目則根據一條公式按其播放次數(最多播放三次)支銷其成本。

影片版權按成本減支銷及管理層認為需要之準備後列帳。影片版權則根據一條公式按其協議可播映之次數支銷其成本。

由本集團投資之電影乃按成本值減累計攤銷及累計減值虧損列帳。已發行電影乃根據最多三年內的預計收益，按足以撇除製作總成本的比率計算攤銷。而未發行之電影則按成本值扣除減值虧損準備列帳。

1.10 盤存

盤存包括解碼器材、錄影帶、影像光碟、數碼影碟及消耗性供應品，按成本或可變現淨值兩者以較低者入帳。影像光碟及數碼影碟之成本以加權平均法計算而其他盤存之成本以先進先出法計算。可變現淨值乃按預計售價扣除估計銷售費用計算。

1 重要會計政策摘要（續）

1.11 貿易應收款及其他應收款

貿易應收款及其他應收款最初按公平價值確認，其後則以實際利率法按經攤銷成本值計算，並須扣除減值撥備。如有客觀證據顯示本集團無法按照應收款的原來條款收取所有欠款，則須為貿易應收款及其他應收款作出減值撥備。撥備額為資產帳面值與估計未來現金流量按實際利率折算之現值兩者的差額，並於損益表確認。

1.12 現金及現金等價物

現金及現金等價物包括現金、銀行通知存款及於購入後三個月內到期之現金投資及銀行透支及須於三個月內償還之短期貸款。

1.13 股本

普通股被列為權益。

1.14 借貸

借貸最初乃按公平價值(扣除已產生的交易成本)確認。交易成本為直接歸屬予金融資產或金融負債之購買、發行或出售的增量成本，其中包括付予代理、顧問、經紀及交易商的費用和佣金、規管機構和證券交易所所收取的費用，以及過戶和印花稅。借貸其後按經攤銷成本列帳，如扣除交易成本之後的所得款和贖回價值出現差額，則於借貸期內以實際利率法在損益表內確認。

除非本集團有權無條件將債務結算日期遞延至結算日後至少十二個月，否則借貸將被劃分為流動負債。

1.15 遞延所得稅

遞延所得稅採用負債法就資產及負債之稅基與它們在綜合財務報表之帳面值兩者之暫時差異作全數撥備。遞延所得稅採用在結算日前已頒布或實質頒布之稅率釐定。

遞延所得稅資產是就可能有未來應課稅溢利而就此可使用暫時差異而確認。

遞延所得稅乃就附屬公司、聯營公司及共同控制實體的權益之暫時差異而撥備，但假若可以控制暫時差異之撥回時間，並有可能在可預見未來不會撥回則除外。

1.16 僱員福利

(a) 僱員應享假期

僱員享有年假之權利在僱員應享有時確認。截至結算日止本集團為僱員已提供之服務而產生之年假之估計負債作出撥備。

僱員之病假及產假或陪妻分娩假不作確認，直至僱員正式休假為止。

(b) 退休金責任

本集團在世界多個地點營運多項界定福利及界定供款退休計劃，計劃之資產一般由獨立管理之基金持有。

所有受僱於香港之長期職員、臨時職員、以個人名義簽約的全職藝員(不包括歌星及以部頭簽約的藝員)，

1 重要會計政策摘要（續）

1.16 僱員福利（續）

(b) 退休金責任（續）

而其服務期限滿六十日或以上者(統稱「合資格人士」)都合資格加入強積金計劃。本集團為於二○○三年六月一日前入職之長期職員作出之強積金計劃供款包括強制性及自願性供款兩部分。強制性供款是以個別職員「有關入息」之5%計算，但設上限每月為港幣1,000元，而自願性供款則以個別職員基本月薪之10%減去強制性供款計算。本集團為於二○○三年六月一日後入職之長期職員、全職藝員及臨時職員的供款以個別職／藝員「有關入息」之5%計算，但設上限每月為港幣1,000元。「有關入息」包括薪金、工資、有薪假期、費用、佣金、花紅、酬金及津貼(不包括房屋津貼／福利、任何補償金及長期服務金)。合資格人士在全數享有強積金計劃供款前離職，僱主自願性供款會根據歸屬比例退還予本集團。

為居於若干海外地區之僱員而設的退休計劃(台灣僱員除外)均為界定供款計劃，並按照當地的常規和條例釐定供款比率。居於台灣之僱員於二○○五年七月一日前為界定福利退休計劃成員，但繼當地於二○○五年七月一日頒布新退休金條例後，居於台灣的僱員有權選擇只是繼續參加界定福利退休計劃，但亦可選擇同時參加界定福利退休計劃和界定供款退休計劃。若選擇後者，僱員參加界定福利退休計劃時的服務年資於二○○五年六月三十日凍結。所有於二○○五年七月一日或之後加入本集團的僱員，均須參與界定供款退休計劃。

在資產負債表內就有關界定福利退休計劃而確認的負債，為結算日界定福利責任的現值減計劃資產的公平值，同時調整未經確認精算盈虧和過往服務成本。界定福利責任每年由獨立精算師利用預計單位貸記法計算。界定福利責任的現值利用將用以支付福利的貨幣為單位計值且到期日與有關之退休負債的年期近似的高質素債券的利率，將估計未來現金流出量貼現計算。

根據經驗而調整的精算盈虧以及精算假設的變動(超過計劃資產價值的10%或界定福利責任現值的10%兩者較高者)，在僱員預期的平均餘下工作年期內於損益表確認。

過往服務成本即時確認為收入，除非對退休計劃的修改要視乎在某特定期間(歸屬期)僱員是否仍然維持服務。在此情況下，過往服務成本按歸屬期以直線法攤銷。

1.17 逆況合約之撥備

當預期從某合約所產生之利益低於履行合約承擔所引致之不可避免成本時，本集團會就這逆況合約確立撥備。

1.18 或有負債

或有負債指因為過往事件而可能引起之承擔，而其存在只能就本集團控制範圍以外之一宗或多宗不確定未來事件之出現與否而確認。或有負債亦可能是因為過往事件引致之現有承擔，但由於可能不需要有經濟資源流出，或承擔金額未能可靠衡量而未有記帳。

或有負債不會確認，但會在綜合財務報表附註中披露。假若資源流出之可能性改變導致可能出現資源流出，此等負債將被確立為撥備。

1.19 收入之記帳

扣除佣金後之廣告收益會於廣告播出後入帳。

銷售節目版權之收益根據合約條款決定以合約時限平均攤分或在交付有關節目時入帳。票房收益於電影上映及確定收款權利時入帳。電影發行收益則於交付電影時入帳。

1 重要會計政策摘要（續）

1.19 收入之記帳（續）

經營衛星及收費電視網絡的訂戶收費以合約時限用直線法攤分以配合交付服務所定之時間。收取訂戶預繳收費會計入資產負債表內之貿易應付款及其他應付款及應計費用中之預收訂戶收費。

租賃錄影帶及影碟及銷售雜誌之收益在交付貨品時入帳。銷售動畫製作之收益根據動畫節目之完成階段累計入帳。其他服務之收益包括節目／廣告製作收入、商品推銷收入、經理人費用收入、設施租賃收入及其他雜項收入在提供服務時入帳。

股息收入在收取股息之權利確定時入帳。

利息收入採用實際利息法按時間比例基準確認。

1.20 租賃（作為承租人）

(a) 營運租賃

如租賃擁有權的重大部分風險和回報由出租人保留，分類為營運租賃。根據營運租賃支付的款項(扣除自出租人收取之任何獎勵金後)於租賃期內以直線法在損益表支銷。

(b) 融資租賃

如本集團持有租賃資產擁有權的差不多所有風險及回報，分類為融資租賃。融資租賃在租賃開始時按租賃物業之公平值及最低租賃付款現值兩者之較低者入帳。每項租金均分攤為負債及財務開支，使財務費用佔融資結欠額之常數比率。相應租賃責任在扣除財務開支後計入流動及非流動貸款內。財務費用的利息部分於租約期內在損益表確認，使財務費用與每個期間的負債餘額之比為常數定期利率。

1.21 有關連人士

以下人士被視為本集團之有關連人士：

(a) 該人士直接地，或間接地透過一位或多位中介者(i)控制本集團，或受本集團所控制，或與本集團受共同控制；(ii)持有本集團之權益以至足以對本集團產生重大的影響力；或(iii)擁有本集團之共同控制權；

(b) 該人士為本集團之聯營公司；

(c) 該人士為本集團之共同控制實體；

(d) 該人士為本集團之主要管理人員；

(e) 該人士為上文第(a)至(d)項所提及之任何人士的家屬；

(f) 上文第(d)及(e)項所提及之任何人士直接或間接地控制或共同控制該人士，或直接或間接地對該人士構成重大的影響，或直接或間接地擁有該人士的重大投票權。

1 重要會計政策摘要（續）

1.22 股息分派

向本公司股東分派的股息在股息獲本公司股東批准的期間內於本集團的財務報表內列為負債。

1.23 比較資料

如有需要，比較數字會隨著本年呈列方法的改變而重新分類。

2 財務風險管理

財務風險因素

本集團的業務承受各種財務風險，例如市場風險(包括外匯風險及價格風險)、信貸風險和現金流量利率風險等。本集團的整體風險管理計劃針對金融市場的不穩定性，著眼於盡量減低本集團之財務表現所受的潛在不利影響。

(a) 市場風險

(i) 外匯風險

本集團經營國際業務，須承受不同貨幣所產生的外匯風險，主要為與港幣有關的風險。來自海外業務的未來商業交易、資產及負債確認，以及海外業務的淨投資，均由於本集團的結算貨幣與附屬公司的功能貨幣不同所致。

本集團在海外業務持有若干投資，其資產淨額承受外幣風險。

為管理此風險，本集團最初將在符合經濟利益下，盡可能以港幣作為訂立合約的實際貨幣。本集團將繼續監察外匯風險及市場情況，以判斷是否需要進行任何對沖。本集團不會進行任何外幣投機活動。

(ii) 價格風險

本集團承受股權證券的價格風險，因為本集團所持有的投資項目，均於綜合資產負債表上劃分為「可供出售金融資產」。本集團不承受商品價格風險。

(b) 信貸風險

本集團的信貸風險並無過度集中。為了降低信貸風險，本集團同時採用現金及信貸銷售方式。以信貸銷售而言，由於本集團擁有廣泛的客戶基礎，因此信貸風險並非過度集中。本集團已為信貸檢查、信貸檢討及監察程序(包括正式的收款程序)制訂信貸風險政策，以管理信貸風險。

(c) 現金流量利率風險

由於本集團並無重大的附息資產，因此其收入和營運現金流量大致上不會受市場利率變動影響。

3 關鍵的會計估算及判斷

估算和判斷會被持續評估，並根據過往經驗和其他因素進行評價，包括在有關情況下相信為合理的對未來事件的預測。

3 關鍵的會計估算及判斷（續）

本集團就未來作出估算和假設，所得的會計估算如其定義，很少會與其實際結果相同。很大機會導致下個財政年度的資產和負債的帳面值作出重大調整的估算和假設討論如下。

(a) 商譽減值

本集團每年均按照附註1.6所述會計政策的規定，為商譽進行減值評估。而現金產生單位的可收回金額，則按照使用價值計算。計算過程中須採用管理層對未來營運狀況和除稅前貼現率所作出的估算和假設，以及其他與計算使用價值有關的假設。

(b) 貿易應收款

本集團定期檢討貿易應收款的帳齡，以確保可收回貿易應收款結餘，並可於協定的信貸期逾期後即時採取跟進行動。然而，收帳不時會出現延誤。當貿易應收款的可收回機會存疑，本集團則會根據客戶的信貸狀況、貿易應收款結餘的帳齡分析和撇帳紀錄，提撥呆壞帳特別準備。若干應收款可初步確認為可收回，但其後可能無法收回而須於損益表內撇銷。如未能為收回機會出現變化的貿易應收款作出撥備，可能會對未來的營運業績構成影響。

(c) 物業、器材及設備的可用年限

本集團根據香港會計準則第16號的規定估計物業、器材及設備的可用年限，從而判斷所須列帳的折舊支出。本集團於購入資產之時，根據以往經驗、資產的預期使用量、損耗程度，以及技術會否因市場需求或資產功能有變而變成過時，估計其可用年限。本集團並會於每年作出檢討，以判斷資產可用年限所作出的假設是否仍然合理。此等檢討所考慮的因素包括有關資產的技術轉變、預期的經濟使用，以及實際狀況。

(d) 非流動資產減值

如發生觸發事件，顯示資產的帳面值可能無法收回，本集團將評估該資產的帳面值。觸發事件包括資產市值暴跌、營商或規管環境轉變，或若干法律事件。管理層詮釋此等事件前，須判斷有關事件是否已經發生。

如發生觸發事件，本集團將評估非流動資產的帳面值，以評估其可收回金額是否已跌至低於其帳面值。可收回金額為本集團預期日後使用該資產估計可獲得的未來現金流量淨額的現值，加上出售該資產的剩餘價值。如非流動資產的可收回金額低於其帳面值，本集團將確認減值虧損，將資產值撇減至相等於其可收回金額。

本集團分析現金流量的貼現值來評估減值，分析結果乃取決於對未來表現及長期增長的預測，以及所選擇之貼現率等因素。若此等預測及假設有誤或情況有變，則或須撇減非流動資產的帳面值。

根據最近對可收回金額作出的評估，管理層相信於二〇〇五年十二月三十一日之非流動資產可按財務報表所載的帳面值收回。

(e) 所得稅

本集團需要在多個司法權區繳納所得稅。在釐定全球所得稅撥備時，需要作出重大判斷。在正常業務過程中，有許多交易和計算所涉及的最終稅務釐定都是不確定的。如此等事件的最終稅務後果與最初記錄或預期的金額不同，此等差額將影響作出此等釐定期間的所得稅和遞延所得稅撥備。

4 營業額、收益及分部資料

本集團之主要業務為免費電視廣播及節目製作、節目發行及分銷、海外衛星收費電視業務、頻道業務及其他相關業務。

4 營業額、收益及分部資料（續）

營業額包括扣除佣金後之廣告淨收入、版權收益、訂戶收費、與及來自錄影帶及影碟租賃、銷售動畫產品、雜誌之收益、節目／廣告製作收入、商品推銷收入、經理人費用收入、設施租賃收入及其他服務收費。

其他收益主要包括利息收入及其他租金收入。

於本年度入帳的各項主要收益如下：

	二〇〇五 港幣千元	二〇〇四 港幣千元
營業額		
扣除佣金後之廣告淨收入	**2,681,524**	2,597,471
版權收益	**790,725**	767,060
訂戶收費	**413,947**	370,940
其他 (附註)	**336,990**	116,096
	4,223,186	3,851,567
減：預扣稅項	**(46,596)**	(34,631)
	4,176,590	3,816,936
其他收益 (附註)		
利息收入	**25,151**	20,294
其他	**13,811**	37,926
	38,962	58,220
	4,215,552	3,875,156

附註：

於過往年度，本集團將特備贊助節目所帶來之收益與有關節目之製作費用相抵，以淨額匯報。於過往年度，來自廣告製作、商品推銷、經理人、設施租賃及其他服務(「雜項收入」)之收入，均列為其他收益。

於二〇〇五年，本集團認為上述收益和收入應重新歸類比較恰當。因此，製作特備贊助節目的收益及雜項收入現分類為營業額。此分類變動由二〇〇五年一月一日起生效，對本集團的溢利並無影響。

如截至二〇〇四年十二月三十一日止年度之收益按上述方法重新分類，本集團之營業額和銷售成本將分別增加港幣137,884,000元和港幣115,652,000元，而其他收益將減少港幣22,232,000元，但本集團之溢利將不會受到影響。因此，本集團截至二〇〇四年十二月三十一日止年度之營業額、銷售成本和其他收益將分別為港幣3,954,820,000元、港幣1,957,101,000元及港幣35,988,000元。

主要報告形式 — 業務分部資料

本集團於世界各地經營五項主要業務分部：

免費電視廣播 - 免費播放電視節目及招收廣告及節目製作
節目發行及分銷 - 提供電視節目予家庭錄影帶市場及海外電視業者

4 營業額、收益及分部資料（續）

主要報告形式 — 業務分部資料（續）

海外衛星收費電視業務 - 提供衛星收費電視服務予美國、歐洲及澳洲之訂戶
頻道業務 - 於中國內地、台灣、香港及其他國家編製及分銷電視頻道
其他業務 - 動畫製作、商品分銷服務、入門網站、雜誌出版、電影投資及其他有關服務

本集團分部間的交易主要包括節目及影片版權發行及提供服務。節目及影片版權發行之條款與第三方訂立之條款相似。提供服務之收費是以成本加成法計算或與第三方訂立之條款相似。

年內本集團之營業額及業績按業務分部分析如下：

	二〇〇五						
	免費電視廣播	節目發行及分銷	海外衛星收費電視業務	頻道業務	其他業務	抵銷	總額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
營業額（附註）							
對外之銷售	2,230,312	594,065	247,177	984,023	121,013	-	4,176,590
分部間之銷售	5,877	99,056	-	14,291	6,712	(125,936)	-
	2,236,189	693,121	247,177	998,314	127,725	(125,936)	4,176,590
分部業績（附註）	859,160	391,028	28,789	194,429	(15,501)	1,101	1,459,006
出售按公平價值列入損益帳的金融資產的收益							148,778
融資成本							(956)
應佔虧損							
共同控制實體	-	-	-	(30)	-		(30)
聯營公司	-	-	-	(187,197)	-		(187,197)
扣除所得稅前溢利							1,419,601
所得稅開支							(232,354)
本年度溢利							1,187,247

附註：截至二〇〇五年十二月三十一日止年度，本集團並無正值起動階段之業務（即開始商業營運不多於五年）。

以下為損益表所包括的其他分部項目：

	免費電視廣播	節目發行及分銷	海外衛星收費電視業務	頻道業務	其他業務	抵銷	總額
折舊	186,203	6,994	12,318	52,950	1,911		260,376
攤銷租賃土地	4,568	-	-	-	-		4,568
商譽減值	-	-	-	5,894	-		5,894

4 營業額、收益及分部資料（續）

主要報告形式 — 業務分部資料（續）

	二〇〇四						
	免費電視廣播	節目發行及分銷	海外衛星收費電視業務	頻道業務	其他業務	抵銷	總額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
營業額 (附註 (a))							
對外之銷售 (附註 (b))	2,005,790	581,817	213,834	907,560	107,935	-	3,816,936
分部間之銷售	1,142	97,426	183	14,912	8,295	(121,958)	-
	2,006,932	679,243	214,017	922,472	116,230	(121,958)	3,816,936
分部業績 (附註 (a))	519,227	375,081	(7,010)	171,403	21,015	1,675	1,081,391
融資成本							(7,006)
應佔虧損							
共同控制實體	-	-	-	(6)	(6,093)		(6,099)
聯營公司	-	-	-	(166,402)	-		(166,402)
扣除所得稅前溢利							901,884
所得稅開支							(152,312)
本年度溢利							749,572

附註：

(a) 上述業務分部包括正值起動階段之業務(即開始商業營運不多於五年)，而其各自之營業額及業績分析如下：

營業額	-	-	142,350	-	26,142	168,492
分部業績	-	-	24,547	-	10,132	34,679

(b) 在免費電視廣播業務方面，特備贊助節目所帶來之收益，於過往年度是與有關節目之製作費用相抵，以淨額匯報。如此等收益重新歸類為營業額，則此分部的對外之銷售營業額將增加港幣137,884,000元，但整體而言不會對分部業績造成影響。在此情況下，二〇〇四年對外之銷售營業額應為港幣2,143,674,000元。

以下為損益表所包括的其他分部項目：

折舊	191,786	6,712	9,647	53,133	3,930	265,208
攤銷租賃土地	4,567	-	-	-	-	4,567
攤銷商譽'	-	-	5,598	1,799	-	7,397

4 營業額、收益及分部資料（續）

主要報告形式 — 業務分部資料（續）

於二〇〇五年十二月三十一日的分部資產及負債，以及截至該日止年度的資本開支如下：

	免費電視廣播	節目發行及分銷	海外衛星收費電視業務	頻道業務	其他業務	總額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
分部資產	3,502,242	221,896	117,145	1,040,418	125,319	5,007,020
聯營公司權益	144,069	-	-	101,447	-	245,516
可供出售金融資產	-	3	-	-	-	3
承資公司借款	-	6,676	-	-	-	6,676
未分配資產						63,049
總資產						5,322,264
分部負債	258,514	94,996	58,259	174,948	19,184	605,901
按公平價值列入損益帳的金融資產應付款項	-	-	-	56,876	-	56,876
未分配負債						254,420
總負債						917,197
資本開支	65,734	4,123	2,520	155,976	687	229,040

綜合財務報表附註（續）

4 營業額、收益及分部資料（續）

主要報告形式 — 業務分部資料（續）

於二〇〇四年十二月三十一日的分部資產及負債，以及截至該日止年度的資本開支如下：

	免費電視廣播	節目發行及分銷	海外衛星收費電視業務	頻道業務	其他業務	總額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
分部資產	3,183,901	195,608	141,685	621,002	147,191	4,289,387
聯營公司權益	133,397	-	-	146,149	-	279,546
共同控制實體權益	-	-	-	3,814	14,908	18,722
投資證券	-	3	-	2,164	1,538	3,705
承資公司借款	-	14,263	-	-	-	14,263
其他投資	-	-	-	189,432	-	189,432
未分配資產						37,855
總資產						4,832,910
分部負債	258,362	88,972	60,744	141,655	20,591	570,324
其他投資應付款項	-	-	-	189,432	-	189,432
未分配負債						285,958
總負債						1,045,714
資本開支	111,512	5,953	1,445	20,164	4,073	143,147

分部資產主要包括物業、器材及設備、租賃土地、無形資產、盤存、應收款及營運現金，但主要不包括可收回之稅項，遞延所得稅及投資。

分部負債包括營運負債，但不包括所得稅及借貸項目。

資本開支包括物業、器材及設備(附註5)及無形資產(附註7)的添置項目。

次要報告形式 — 地區分部資料

雖然本集團五項業務分部在世界各地經營，但銷售額來自八個主要地區：

香港 — 免費電視廣播及節目製作、分銷電視頻道、互聯網入門網、雜誌出版及電影投資
台灣 — 有線電視頻道服務
美國及加拿大 — 電視節目發行及分銷及衛星收費電視業務
澳洲 — 電視節目發行及分銷及衛星收費電視業務
歐洲 — 電視節目發行及分銷及衛星收費電視業務
中國內地 — 電視節目及頻道的發行及分銷及衛星電視頻道業務
馬來西亞及新加坡 — 電視節目發行及分銷
其他國家 — 主要為電視節目發行及分銷

4 營業額、收益及分部資料（續）

次要報告形式 — 地區分部資料（續）

年內本集團之營業額及分部業績按地區分部分析如下：

	營業額		分部業績	
	二〇〇五	二〇〇四	二〇〇五	二〇〇四
	港幣千元	港幣千元	港幣千元	港幣千元
地區分部：				
香港	**2,560,672**	2,281,105	**940,891**	587,331
台灣	**743,834**	703,831	**133,586**	155,050
美國及加拿大	**209,149**	208,667	**106,197**	106,873
澳洲	**67,784**	60,510	**(6,023)**	(11,933)
歐洲	**97,080**	78,953	**17,275**	(19,119)
中國內地	**117,225**	104,922	**65,311**	56,571
馬來西亞及新加坡	**337,726**	337,056	**182,978**	184,095
其他國家	**43,120**	41,892	**18,791**	22,523
	4,176,590	3,816,936	**1,459,006**	1,081,391
出售按公平價值列入損益帳的金融資產的收益			**148,778**	
			1,607,784	

銷售額乃按照客戶所在地區計算，地區分部之間並無任何銷售。

	總資產		資本開支	
	二〇〇五	二〇〇四	二〇〇五	二〇〇四
	港幣千元	港幣千元	港幣千元	港幣千元
香港	**3,994,853**	3,388,477	**69,453**	115,523
台灣	**680,433**	540,143	**155,901**	20,006
美國及加拿大	**101,990**	123,375	**2,610**	4,975
澳洲	**11,614**	16,113	**325**	473
歐洲	**72,966**	88,195	**735**	913
中國內地	**26,836**	21,806	**-**	1,229
馬來西亞及新加坡	**93,321**	78,750	**-**	-
其他國家	**25,007**	32,528	**16**	28
	5,007,020	4,289,387	**229,040**	143,147
聯營公司權益	**245,516**	279,546		
共同控制實體權益	**-**	18,722		
可供出售金融資產	**3**	-		
投資證券	**-**	3,705		
承資公司借款	**6,676**	14,263		
其他投資	**-**	189,432		
未分配資產	**63,049**	37,855		
	5,322,264	4,832,910		

總資產及資本開支均按其所在地分配。

5 物業、器材及設備

(a) 本集團

	永久業權土地及樓宇	租賃房屋裝修	廣播及轉播器材	傢具、裝置及器材	車輛	總額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
成本						
二〇〇四年一月一日	1,044,682	96,697	1,475,698	603,340	37,773	3,258,190
匯兌差異	2,377	1,591	9,420	2,135	310	15,833
添置	1,706	1,998	109,251	25,632	4,560	143,147
轉帳	-	-	4,072	(4,072)	-	-
出售	-	(5,154)	(16,601)	(9,925)	(2,319)	(33,999)
二〇〇四年十二月三十一日	1,048,765	95,132	1,581,840	617,110	40,324	3,383,171
二〇〇五年一月一日	1,048,765	95,132	1,581,840	617,110	40,324	3,383,171
匯兌差異	823	1,004	(562)	(1,104)	79	240
添置	1,046	1,660	77,503	25,741	7,142	113,092
成本調整(附註(i))	(3,500)	-	-	-	-	(3,500)
轉帳	16,629	(16,629)	631	(631)	-	-
出售	-	(10,196)	(54,742)	(14,289)	(2,720)	(81,947)
二〇〇五年十二月三十一日	**1,063,763**	**70,971**	**1,604,670**	**626,827**	**44,825**	**3,411,056**
累計折舊及減值						
二〇〇四年一月一日	36,394	67,644	807,005	149,491	29,976	1,090,510
匯兌差異	173	1,406	7,465	1,410	271	10,725
本年度折舊	38,169	11,669	157,000	54,190	4,180	265,208
轉帳	-	-	1,596	(1,596)	-	-
出售撥回	-	(5,121)	(15,943)	(9,733)	(2,319)	(33,116)
二〇〇四年十二月三十一日	74,736	75,598	957,123	193,762	32,108	1,333,327
二〇〇五年一月一日	74,736	75,598	957,123	193,762	32,108	1,333,327
匯兌差異	(289)	608	(1,180)	(775)	96	(1,540)
本年度折舊	37,896	12,509	153,317	52,023	4,631	260,376
轉帳	15,211	(15,211)	202	(202)	-	-
出售撥回	-	(10,196)	(52,285)	(12,018)	(2,708)	(77,207)
二〇〇五年十二月三十一日	**127,554**	**63,308**	**1,057,177**	**232,790**	**34,127**	**1,514,956**
帳面淨值						
二〇〇五年十二月三十一日	**936,209**	**7,663**	**547,493**	**394,037**	**10,698**	**1,896,100**
二〇〇四年十二月三十一日	974,029	19,534	624,717	423,348	8,216	2,049,844

附註：

(i) 年內，本公司與承建商簽訂協議，同意從合約總額中扣除港幣3,500,000元，以解除承建商對電視廣播城建築工程未完成修補項目的責任。

5 物業、器材及設備（續）

(a) 本集團（續）

(ii) 於二〇〇五年十二月三十一日，傢具、裝置及器材租賃資產之帳面淨值為港幣0元(2004：港幣1,000元)。

(iii) 於二〇〇五年十二月三十一日，沒有任何物業、器材及設備為借貸作抵押。於二〇〇四年十二月三十一日，帳面淨值為港幣109,894,000元之物業、器材及設備，已為本集團之短期借貸及長期借貸作抵押。

(iv) 物業、器材及設備包括於海外持有之永久業權土地的成本為港幣74,992,000元(2004：港幣74,195,000元)。

(b) 本公司

	樓宇	租賃房屋裝修	廣播及轉播器材	傢具、裝置及器材	車輛	總額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
成本						
二〇〇四年一月一日	921,192	14,186	1,042,755	494,796	26,765	2,499,694
添置	1,652	-	91,979	14,257	3,623	111,511
轉自附屬公司	-	-	-	5	-	5
出售	-	-	(7,459)	(5,175)	(2,319)	(14,953)
二〇〇四年十二月三十一日	922,844	14,186	1,127,275	503,883	28,069	2,596,257
二〇〇五年一月一日	922,844	14,186	1,127,275	503,883	28,069	2,596,257
添置	888	-	45,538	13,766	5,542	65,734
成本調整(附註)	(3,500)	-	-	-	-	(3,500)
轉自／(入)附屬公司	-	-	(210)	630	-	420
出售	-	(10,196)	(38,490)	(6,262)	(50)	(54,998)
二〇〇五年十二月三十一日	**920,232**	**3,990**	**1,134,113**	**512,017**	**33,561**	**2,603,913**
累計折舊						
二〇〇四年一月一日	27,636	14,186	518,682	79,604	20,414	660,522
本年度折舊	36,964	-	111,930	39,586	3,306	191,786
轉自附屬公司	-	-	-	3	-	3
出售撥回	-	-	(7,008)	(5,106)	(2,319)	(14,433)
二〇〇四年十二月三十一日	64,600	14,186	623,604	114,087	21,401	837,878
二〇〇五年一月一日	64,600	14,186	623,604	114,087	21,401	837,878
本年度折舊	36,626	-	107,794	38,009	3,774	186,203
轉自／(入)附屬公司	-	-	(210)	430	-	220
出售撥回	-	(10,196)	(37,062)	(6,180)	(50)	(53,488)
二〇〇五年十二月三十一日	**101,226**	**3,990**	**694,126**	**146,346**	**25,125**	**970,813**
帳面淨值						
二〇〇五年十二月三十一日	**819,006**	**-**	**439,987**	**365,671**	**8,436**	**1,633,100**
二〇〇四年十二月三十一日	858,244	-	503,671	389,796	6,668	1,758,379

5 物業、器材及設備（續）

(b) 本公司（續）

附註：

年內，本公司與承建商簽訂協議，同意從合約總額中扣除港幣3,500,000元，以解除承建商對電視廣播城建築工程未完成修補項目的責任。

6 租賃土地

本集團在租賃土地的權益指預付營運租賃款，按其帳面淨值分析如下：

	本集團及本公司	
	二〇〇五	二〇〇四
	港幣千元	港幣千元
在香港，持有十至五十年租約	**188,416**	192,984
年初帳面淨值		
－如前呈報	**-**	-
－租賃土地重新歸類	**-**	197,551
－如目前所呈報	**192,984**	-
	192,984	197,551
攤銷(附註25)	**(4,568)**	(4,567)
年終帳面淨值	**188,416**	192,984
成本	**200,977**	200,977
累計攤銷	**(12,561)**	(7,993)
年終帳面淨值	**188,416**	192,984

7 無形資產

	本集團
	商譽
	港幣千元
二〇〇四年一月一日	
成本	64,866
累計攤銷	(2,127)
帳面淨值	62,739
截至二〇〇四年十二月三十一日止年度	
期初帳面淨值	62,739
攤銷費用(附註25)	(7,397)
期終帳面淨值	55,342
二〇〇四年十二月三十一日	
成本	64,866
累計攤銷	(9,524)
帳面淨值	55,342

7 無形資產（續）

	本集團
	商譽
	港幣千元
截至二〇〇五年十二月三十一日止年度	
期初帳面淨值	55,342
收購附屬公司之少數股東權益(附註(a))	115,948
減值支出(附註(b)及附註25)	(5,894)
匯兌差異	(4,393)
期終帳面淨值	**161,003**
二〇〇五年十二月三十一日	
成本	166,897
累計減值	(5,894)
帳面淨值	**161,003**

附註：

(a) 於二〇〇五年三月二十一日，本集團以現金作價新台幣900百萬元向聯意製作股份有限公司(「聯意」)的少數股東收購該公司餘下30%的權益及該收購所產生的直接成本新台幣2.7百萬元(總數達新台幣902.7百萬元或港幣221,613,000元)。收購成本超出聯意30%的可辨認資產淨額公平價值為新台幣472百萬元(港幣115,948,000元)，並已確認為商譽。

(b) 減值支出乃來自本集團在台灣持續錄得虧損的出版業務。

商譽減值評估
本集團因應經營地區及業務類別，按所確認之現金產生單位分配商譽。

按業務類別分配的商譽摘要如下：

	二〇〇五		
	海外衛星收費電視業務	頻道業務	總額
	港幣千元	港幣千元	港幣千元
歐洲	**49,448**	**-**	**49,448**
台灣	**-**	**111,555**	**111,555**
	49,448	**111,555**	**161,003**

	二〇〇四		
	海外衛星收費電視業務	頻道業務	總額
	港幣千元	港幣千元	港幣千元
歐洲	49,448	-	49,448
台灣	-	5,894	5,894
	49,448	5,894	55,342

7 無形資產（續）

現金產生單位的可收回金額乃按照使用價值計算。本集團根據管理層所批核的五年財務預算，按預期的現金流量計算使用價值。有關增長率不會超越現金產生單位的長期平均增長率。

使用價值的主要假設

	海外衛星收費電視業務 歐洲	頻道業務 台灣
毛利率	42%	35%
增長率	-6%	2%
貼現率	11%	11%

此等假設用以分析該業務分部內的每個現金產生單位。

管理層根據過往表現及其對市場發展的預測釐定預算毛利率。所採用的加權平均增長率與行業報告所載的預測符合一致。所採用的貼現率為稅前比率並反映相關分部的特定風險。

8 附屬公司投資

	本公司 二〇〇五 港幣千元	本公司 二〇〇四 港幣千元
非上市股份，按成本值	**600**	600
應收附屬公司帳款 (附註(a))	**509,860**	389,360
應付附屬公司帳款 (附註(b))	**-**	(13,920)
	510,460	376,040

附註：

(a) 應收附屬公司之帳款為無抵押、免息及無限定還款期。

(b) 應付附屬公司之帳款為無抵押、免息及不會於資產負責表日之十二個月內還款。

附屬公司詳情列於附註38。

9 聯營公司權益

	本集團		本公司	
	二〇〇五	二〇〇四	二〇〇五	二〇〇四
	港幣千元	港幣千元	港幣千元	港幣千元
應佔資產淨值	**157,727**	333,599	**-**	-
未繳股款(附註(a))	**(56,280)**	(187,450)	**-**	-
	101,447	146,149	**-**	-
貸款予一聯營公司(附註(b))	**115,564**	115,564	**115,564**	115,564
應收一聯營公司利息(附註(b))	**28,505**	17,833	**28,505**	17,833
	245,516	279,546	**144,069**	133,397
非上市股份，按成本值	**533,300**	521,975	**-**	-

附註：

(a) 此帳款為未繳付予一聯營公司，Galaxy Satellite TV Holdings Limited (「GSTV」)之股款，此款項為無抵押及免息。於年內已繳付股款港幣131,170,000元及認購新股港幣11,325,000元(合共港幣142,495,000元)。其餘未繳股款會根據於二〇〇五年四月二十一日簽訂買賣GSTV的股份的協議訂明的時間表於二〇〇六年三月繳付。

(b) 貸款予一聯營公司為無抵押及附8%複利計算之年息。其還款條款之詳情於帳目附註36(e)內披露。

貸款予一聯營公司的帳面值與其公平價值大致相若。

聯營公司詳情如下：

名稱	註冊地點	主要業務及經營地點	持有之已發行股份詳情	佔擁有權
TVB3 Network Company Limited	泰國	電視製作及提供節目服務/泰國	普通股每股泰幣10銖	40%
Galaxy Satellite TV Holdings Limited	香港	投資控股/香港	普通股每股港幣一元	49%
銀河衛星廣播有限公司	香港	本地收費電視服務/香港	普通股每股港幣一元	#49%

本集團非直接持有之聯營公司

本集團佔聯營公司的財務資料摘要如下：

	資產	負債	權益	收益	年度虧損
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
二〇〇五	**361,022**	**203,295**	**157,727**	**71,007**	**(187,197)**
二〇〇四	437,238	103,639	333,599	39,259	(166,402)

10 共同控制實體權益

	本集團	
	二〇〇五	二〇〇四
	港幣千元	港幣千元
應佔資產淨值	-	3,814
貸款予一共同控制實體（附註(a)）	**20,653**	20,993
減值撥備（附註(b)）	**(20,653)**	(6,085)
	-	18,722
非上市股份，按成本值	**14,165**	74,007

附註：

(a) 貸款予一共同控制實體為無抵押、免息及無限定還款期。

(b) 於二〇〇五年十二月三十一日投資成本及貸款予一共同控制實體已作全數撥備。

共同控制實體詳情如下：

名稱	註冊地點	主要業務及經營地點	佔擁有權
星際傳播股份有限公司*	台灣	衛星數碼電視廣播服務/台灣	40%
上海新视线互动多媒体有限公司	中華人民共和國	互聯網入門網/中國內地	50%

* 此共同控制實體於年內已出售，出售收益為港幣623,000元。

本集團佔共同控制實體的財務資料摘要如下：

	資產	負債	權益	收益	年度虧損
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
二〇〇五					
星際傳播股份有限公司	-	-	-	-	**(30)**
上海新视线互动多媒体有限公司（上述附註(b)）	-	-	-	-	-
	-	-	-	-	**(30)**
二〇〇四					
星際傳播股份有限公司	3,823	9	3,814	67	(6)
上海新视线互动多媒体有限公司	12,587	12,587	-	2,979	(6,093)
	16,410	12,596	3,814	3,046	(6,099)

11 可供出售金融資產

	本集團
	二〇〇五
	港幣千元
年初(附註1(c)及附註12)	21,478
匯兌差異	75
投資註銷(附註12)	(17,773)
出售	(1,538)
減值撥備(附註)	(2,239)
年終	**3**

可供出售金融資產包括：

非上市股權證券－加拿大	**3**

附註：減值支出源自於本集團的投資公司持續錄得虧損或投資公司正進行清盤。

12 投資證券

	本集團
	二〇〇四
	港幣千元
非上市股權證券，按成本值(附註1(c))	21,478
減值撥備	(17,773)
	3,705

投資證券的帳面值與其公平值相若。

13 承資公司借款

	本集團	
	二〇〇五	二〇〇四
	港幣千元	港幣千元
承資公司借款	**6,676**	52,210
減值撥備	-	(37,947)
	6,676	14,263

承資公司之借款，除港幣6,676,000元(2004：港幣8,271,000元)之借款是附息並按加拿大最優惠利率年息加2%外，其他借款是無抵押、免息及無限定還款期。本集團已就被視為未能收回之款項作出撥備。

承資公司借款的帳面值與其公平值相若。

14 盤存

於二〇〇五年及二〇〇四年十二月三十一日，所有盤存以成本列帳，其成本與其公平值相若。

15 貿易應收款及其他應收款、預付款及按金

	本集團		本公司	
	二〇〇五	二〇〇四	二〇〇五	二〇〇四
	港幣千元	港幣千元	港幣千元	港幣千元
應收款：				
聯營公司	**202,748**	25,902	**200,480**	24,009
一承資公司	**-**	2,167	**-**	-
有關連人士	**39,949**	48,349	**-**	-
貿易應收款（附註(a)）	**892,172**	841,758	**615,642**	578,267
減：應收款減值撥備	**(68,031)**	(66,885)	**(41,531)**	(39,694)
其他應收款、預付款及按金（附註(b)）	**263,139**	155,832	**128,851**	80,136
儲稅券	**23,989**	-	**-**	-
	1,353,966	1,007,123	**903,442**	642,718

附註：

(a) 本集團實施信貸政策管理，為本集團大部分符合信貸評估標準的客戶提供四十日至六十日之平均信貸期，其餘客戶則須貨到付款、預付款或須銀行擔保。

(b) 其他其應收款包括因出售 GSTV 的51%權益而應收漢傳媒集團有限公司餘額為港幣86,275,000元。該款項於二〇〇六年二月二十八日已全數收取。

於二〇〇五年及二〇〇四年十二月三十一日，包括來自聯營公司、一承資公司及有關連人士之貿易應收款帳齡分析如下：

	本集團		本公司	
	二〇〇五	二〇〇四	二〇〇五	二〇〇四
	港幣千元	港幣千元	港幣千元	港幣千元
即期	**405,941**	403,890	**221,636**	235,670
一至兩個月	**241,864**	209,821	**195,282**	162,361
二至三個月	**142,271**	131,528	**116,742**	105,021
三至四個月	**107,689**	65,386	**86,728**	43,756
四至五個月	**49,499**	29,430	**41,613**	23,830
五個月以上	**185,343**	66,897	**154,121**	31,128
	1,132,607	906,952	**816,122**	601,766
貿易應收款：				
第三方	**892,172**	841,758	**615,642**	578,267
聯營公司、一承資公司及有關連人士	**240,435**	65,194	**200,480**	23,499
應收聯營公司及有關連人士的非貿易款項	**2,262**	11,224	**-**	510
	1,134,869	918,176	**816,122**	602,276

由於本集團的大量客戶分散世界各地，因此除應收聯營公司的款項外，其他貿易應收款的信貸風險並不集中。

貿易應收款及其他應收款、預付款及按金的帳面值與其公平值相若。

在截至二〇〇五年十二月三十一日止年度內，本集團就其貿易應收款的減值確認虧損港幣6,720,000元(2004：港幣421,000元)。

16 其他投資

於二〇〇四年九月十六日，本集團與當時擁有GSTV 51% 股本權益的股東 — Intelsat Hong Kong LLC(「Intelsat」)訂立契據，據此，Intelsat 同意免費轉讓其於 GSTV 的 51% 股本權益予本集團。

由於本集團被禁止持有 GSTV 50% 或以上之總投票權，故此本集團須於二〇〇四年十二月二十八日起十二個月期間內獲香港特別行政區政府的豁免以尋找獨立第三方去認購 Intelsat 轉讓的 51% 權益。故此本集團已把有關 Intelsat 截至二〇〇四年十二月三十一日止投資在 GSTV 而未繳付的股款，合共港幣 189,432,000元，視作其他投資入帳。一筆等值的數額已被確認為其他應付款(附註20)。

於二〇〇五年四月二十一日，以總現金代價港幣350百萬元分別出售GSTV的49%及2%的權益予漢傳媒集團有限公司及陳國強博士(「出售」)。是項交易已於二〇〇五年八月十二日完成，惟本集團須向GSTV償還未繳付之股款餘額港幣376,882,000元，其中港幣263,726,000元已於二〇〇五年九月繳付。其餘港幣113,156,000元包括列於聯營公司權益下之未繳付股款港幣56,280,000元(附註9)及按公平價值列入損益帳的金融資產應付款項港幣56,876,000元(附註20)將於二〇〇六年三月繳付。該出售獲得港幣148,778,000元的收益。

17 銀行存款

於二〇〇五年十二月三十一日，本集團已將港幣236,000元(2004：港幣234,000元)之銀行存款抵押，以擔保授予本集團一附屬公司之若干信貸額。銀行存款的帳面值與其公平值相若。

18 股本

	每股面值 港幣0.05元 之普通股數目	面值 港幣千元
法定：		
二〇〇四年及二〇〇五年一月一日及 二〇〇五年十二月三十一日	**1,300,000,000**	**65,000**
發行及實收：		
二〇〇四年及二〇〇五年一月一日及 二〇〇五年十二月三十一日	**438,000,000**	**21,900**

19 其他儲備

(a) 本集團

	股份溢價	普通儲備	資本儲備	法定儲備	資本贖回儲備	匯兌金額	總額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
二〇〇四年一月一日結餘	602,026	70,000	864	7,831	40,118	(26,468)	694,371
匯兌差異：							
- 本集團	-	-	-	-	-	5,993	5,993
- 共同控制實體	-	-	-	-	-	91	91
轉撥自保留盈餘	-	-	-	1,415	-	-	1,415
於權益帳直接確認之匯兌金額	-	-	-	-	-	(2,881)	(2,881)
二〇〇四年十二月三十一日結餘	602,026	70,000	864	9,246	40,118	(23,265)	698,989
二〇〇五年一月一日結餘	602,026	70,000	864	9,246	40,118	(23,265)	698,989
匯兌差異：							
- 本集團	-	-	-	-	-	(17,092)	(17,092)
- 聯營公司	-	-	-	-	-	545	545
- 共同控制實體	-	-	-	-	-	7,529	7,529
轉撥自保留盈餘	-	-	-	10,161	-	-	10,161
二〇〇五年十二月三十一日結餘	**602,026**	**70,000**	**864**	**19,407**	**40,118**	**(32,283)**	**700,132**

(b) 本公司

	股份溢價	普通儲備	資本贖回儲備	總額
	港幣千元	港幣千元	港幣千元	港幣千元
二〇〇四年及二〇〇五年一月一日及二〇〇五年十二月三十一日結餘	**602,026**	**70,000**	**40,118**	**712,144**

根據一附屬公司所在地之法律規章，該附屬公司須將視作出售其聯營公司權益之收益轉撥至資本儲備。視作出售其聯營公司權益之收益的資本儲備只可用以彌補經營虧損。

根據於台灣成立之附屬公司在當地之法律，該等附屬公司須將每年之淨收益，扣除累積虧損後之10%保留作為法定儲備，直至該儲備累積至股本總額為止。法定儲備只可用以彌補經營虧損及轉為股本。

本集團之資本贖回儲備及股份溢價帳是根據香港公司條例之規定而設立。

根據香港公司條例第79B條計算，本公司於二〇〇五年十二月三十一日之可供分派儲備（包括保留盈餘及普通儲備）為港幣3,247,946,000元（2004：港幣2,618,142,000元）。

20 貿易應付款及其他應付款及應計費用

	本集團		本公司	
	二〇〇五	二〇〇四	二〇〇五	二〇〇四
	港幣千元	港幣千元	港幣千元	港幣千元
貿易應付款：				
聯營公司	**7,692**	1,551	**-**	-
有關連人士	**237**	1,037	**-**	-
第三方	**91,188**	85,232	**44,663**	42,461
其他應付款及應計費用	**487,239**	450,383	**213,851**	205,219
按公平價值列入損益帳之金融資產應付款項（附註16）	**56,876**	-	**-**	-
其他投資應付款項（附註16）	**-**	189,432	**-**	-
	643,232	727,635	**258,514**	247,680

於二〇〇五年及二〇〇四年十二月三十一日，包括應付予聯營公司及有關連人士之貿易應付款帳齡分析如下：

	本集團		本公司	
	二〇〇五	二〇〇四	二〇〇五	二〇〇四
	港幣千元	港幣千元	港幣千元	港幣千元
即期	**61,487**	59,805	**35,057**	33,034
一至兩個月	**22,211**	21,877	**7,539**	8,030
二至三個月	**8,391**	1,662	**1,649**	1,026
三至四個月	**1,884**	1,108	**40**	221
四至五個月	**229**	1,095	**16**	143
五個月以上	**4,915**	2,273	**362**	7
	99,117	87,820	**44,663**	42,461
貿易應付款：				
第三方	**91,188**	85,232	**44,663**	42,461
聯營公司及有關連人士	**7,929**	2,588	**-**	-
	99,117	87,820	**44,663**	42,461

貿易應付款及其他應付款及應計費用的帳面值與其公平值相若。

21 借貸

	本集團	
	二〇〇五	二〇〇四
	港幣千元	港幣千元
非流動		
長期銀行貸款	**-**	48,683
流動		
長期銀行貸款之流動部分	**-**	5,366
其他長期貸款之流動部分	**-**	4,253
融資租賃責任	**-**	83
短期銀行貸款	**-**	2,338
	-	12,040
借貸總額	**-**	60,723

21 借貸（續）

在二〇〇五年內所有銀行貸款及其他貸款均已全數償還。於二〇〇四年十二月三十一日，本集團之銀行貸款及其他貸款合共港幣58,302,000元，均以土地及樓宇抵押，其帳面淨值為港幣109,894,000元。

借貸之還款期如下：

	二〇〇四		
	銀行貸款	其他貸款	總額
	港幣千元	港幣千元	港幣千元
第一年	7,704	4,253	11,957
第二年	5,623	-	5,623
第三至第五年	18,534	-	18,534
五年以上	24,526	-	24,526
	56,387	4,253	60,640

於二〇〇五年及二〇〇四年十二月三十一日，本集團之融資租賃負債之還款期如下：

	二〇〇五	二〇〇四
	港幣千元	港幣千元
第一年 - 現值	-	83

於結算日的實際利率如下：

	二〇〇四		
	英鎊	新台幣	美元
銀行借貸	5.75%	4.68%	-
其他貸款	-	-	8.50%

借貸的帳面值是按以下貨幣結算：

	二〇〇五	二〇〇四
	港幣千元	港幣千元
新台幣	-	54,049
英鎊	-	2,338
美元	-	4,253
澳元	-	83
	-	60,723

借貸的帳面值與其公平值相若。

22 遞延所得稅

遞延所得稅負債／(資產)之變動如下：

	本集團		本公司	
	二〇〇五	二〇〇四	二〇〇五	二〇〇四
	港幣千元	港幣千元	港幣千元	港幣千元
一月一日	**106,778**	72,207	**123,530**	94,365
匯兌差異	**82**	(89)	**-**	-
在損益表確認（附註28）	**18,522**	34,660	**(4,968)**	29,165
十二月三十一日	**125,382**	106,778	**118,562**	123,530

遞延所得稅負債港幣329,000元（2004：港幣317,000元）並未就原本應就一承資公司之未匯返盈利支付之預扣稅及其他稅項而設立。

遞延所得稅資產乃因應相關稅務利益可透過未來應課稅溢利變現而就所結轉之稅損作確認。於二〇〇五年十二月三十一日，本集團有未確認稅損港幣478,107,000元（2004：港幣465,557,000元）可結轉以抵銷未來應課收入；該等稅損的到期日如下：

	本集團	
	二〇〇五	二〇〇四
	港幣千元	港幣千元
第一年	**-**	-
第二至第五年	**920**	1,018
五年以上	**68,173**	67,343
無到期日	**409,014**	397,196
	478,107	465,557

年內遞延所得稅資產及負債之變動（與同一徵稅地區之結餘抵銷前）如下：

(a) 本集團

遞延所得稅負債

	加速稅項折舊		其他		總額	
	二〇〇五	二〇〇四	二〇〇五	二〇〇四	二〇〇五	二〇〇四
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
一月一日	**135,885**	136,041	**2,931**	4,617	**138,816**	140,658
在損益表確認	**(6,971)**	(148)	**28,664**	(1,691)	**21,693**	(1,839)
匯兌差異	**(12)**	(8)	**(5)**	5	**(17)**	(3)
十二月三十一日	**128,902**	135,885	**31,590**	2,931	**160,492**	138,816

22 遞延所得稅（續）

(a) 本集團（續）

遞延所得稅資產

	撥備		稅損		其他		總額	
	二〇〇五	二〇〇四	二〇〇五	二〇〇四	二〇〇五	二〇〇四	二〇〇五	二〇〇四
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
一月一日	**2,783**	18,138	**12,665**	29,467	**16,590**	20,846	**32,038**	68,451
在損益表確認	**(2,601)**	(15,391)	**7,227**	(16,780)	**(1,455)**	(4,328)	**3,171**	(36,499)
匯兌差異	**-**	36	**(60)**	(22)	**(39)**	72	**(99)**	86
十二月三十一日	**182**	2,783	**19,832**	12,665	**15,096**	16,590	**35,110**	32,038

(b) 本公司

遞延所得稅負債

	加速稅項折舊		其他		總額	
	二〇〇五	二〇〇四	二〇〇五	二〇〇四	二〇〇五	二〇〇四
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
一月一日	**129,794**	131,633	**1,380**	2,747	**131,174**	134,380
在損益表確認	**(6,487)**	(1,839)	**(350)**	(1,367)	**(6,837)**	(3,206)
十二月三十一日	**123,307**	129,794	**1,030**	1,380	**124,337**	131,174

遞延所得稅資產

	撥備		稅損		其他		總額	
	二〇〇五	二〇〇四	二〇〇五	二〇〇四	二〇〇五	二〇〇四	二〇〇五	二〇〇四
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
一月一日	**1,869**	5,575	**-**	29,015	**5,775**	5,425	**7,644**	40,015
在損益表確認	**(1,869)**	(3,706)	**-**	(29,015)	**-**	350	**(1,869)**	(32,371)
十二月三十一日	**-**	1,869	**-**	-	**5,775**	5,775	**5,775**	7,644

22 遞延所得稅（續）

	本集團		本公司	
	二〇〇五	二〇〇四	二〇〇五	二〇〇四
	港幣千元	港幣千元	港幣千元	港幣千元
確認於資產負債表的遞延所得稅資產淨額	**(24,358)**	(18,592)	**-**	-
確認於資產負債表的遞延所得稅負債淨額	**149,740**	125,370	**118,562**	123,530
	125,382	106,778	**118,562**	123,530

23 退休福利責任

	本集團	
	二〇〇五	二〇〇四
	港幣千元	港幣千元
責任：		
－退休金 － 界定供款計劃（附註(a)）	**7,151**	5,584
－退休金 － 界定福利計劃（附註(b)）	**18,503**	16,215
	25,654	21,799

附註：

(a) 退休金 － 界定供款計劃

沒收供款合共港幣7,668,000元（2004：港幣7,479,000元）已於年內動用。

於年結時應付供款合計為港幣7,151,000元（2004：港幣5,584,000元），並列於其他應付款及應計費用內。

(b) 退休金 － 界定福利計劃

本集團根據台灣有關法例設有一界定福利退休計劃，為當地合資格之員工提供福利。

此退休計劃為按照最終薪金計算之界定福利計劃。此等注資計劃之資產獨立於本集團之資產，透過中央信託基金用作投資。此計劃每年由合資格精算師採用預計單位貸記法估值。客觀企業管理顧問股份有限公司已作出最近一次截至二〇〇五年十二月三十一日止之評估。

23 退休福利責任（續）

(b) 退休金 － 界定福利計劃（續）

在綜合資產負債表確認之金額按下列方式釐定：

	本集團	
	二〇〇五 港幣千元	二〇〇四 港幣千元
注資責任之現值	**47,120**	44,903
計劃資產之公平值	**(21,428)**	(17,231)
	25,692	27,672
未確認精算虧損	**(7,189)**	(11,457)
資產負債表內的負債	**18,503**	16,215

在綜合損益表確認之金額如下：

	本集團	
	二〇〇五 港幣千元	二〇〇四 港幣千元
現有服務成本	**4,434**	5,600
利息成本	**1,610**	1,058
計劃資產之預計回報	**(85)**	252
合計(列於僱員福利開支)(附註26(b))	**5,959**	6,910

計劃資產之實際回報為港幣280,000元(2004：港幣370,000元)。

在綜合資產負債表確認之負債變動如下：

	本集團	
	二〇〇五 港幣千元	二〇〇四 港幣千元
一月一日	**16,215**	11,372
匯兌差異	**139**	417
總支出 － 如上列示	**5,959**	6,910
已付供款	**(3,810)**	(2,484)
十二月三十一日	**18,503**	16,215

23 退休福利責任（續）

(b) 退休金 — 界定福利計劃（續）

所用之主要精算假設如下：

	本集團	
	二〇〇五	二〇〇四
	%	%
貼現率	**3.50**	3.50
計劃資產之預期回報率	**2.50**	2.50
未來薪酬之預期增長率	**3.00**	3.00

24 撥備

	本集團		本公司	
	逆況合約		逆況合約	
	二〇〇五	二〇〇四	二〇〇五	二〇〇四
	港幣千元	港幣千元	港幣千元	港幣千元
一月一日	**15,906**	95,125	**10,682**	31,857
減：年內已動用	**(14,864)**	(30,173)	**(10,682)**	(21,175)
減：清付逆況合約	**-**	(37,395)	**-**	-
減：清付後剩餘撥備之回撥	**-**	(11,832)	**-**	-
匯兌差異	**-**	181	**-**	-
十二月三十一日	**1,042**	15,906	**-**	10,682
撥備總額之分析				
非流動	**-**	1,045	**-**	-
流動	**1,042**	14,861	**-**	10,682
	1,042	15,906	**-**	10,682

撥備的帳面值與其公平值相若。

25 支出類別

支出列於銷售成本、銷售、分銷及播送成本，總務及行政開支，以及其他經營開支／(收入)分析如下：

	二〇〇五 港幣千元	二〇〇四 港幣千元
出售物業、器材及設備虧損／(收益)	**3,927**	(1,586)
匯兌虧損／(收益)淨額	**1,127**	(2,558)
核數師酬金	**3,660**	3,185
付予主要核數師之非核數服務費(主要為稅項服務)	**2,741**	631
節目、影片版權、電影及盤存成本	**1,148,348**	1,311,297
折舊 - 自置物業、器材及設備	**260,375**	265,181
折舊 - 租賃物業、器材及設備	**1**	27
租賃土地的攤銷(附註6)	**4,568**	4,567
商譽攤銷(附註7)	**-**	7,397
商譽減值(附註7)	**5,894**	-
共同控制實體貸款減值	**14,638**	-
經營租賃：		
－器材及轉發器	**66,281**	64,137
－土地及樓宇	**35,465**	24,654
僱員福利開支，不包括董事酬金(附註26(b))	**1,124,284**	1,160,175

26 董事酬金及僱員福利開支

(a) 董事酬金

截至二〇〇五年十二月三十一日止年度，每名董事的酬金如下：

董事姓名	袍金 港幣千元	薪金及津貼 港幣千元	酌情發放之花紅 港幣千元	退休金供款 港幣千元	總額 港幣千元
執行董事					
邵逸夫爵士 G.B.M.	**900**	**-**	**-**	**-**	**900**
梁乃鵬博士 G.B.S., LL.D., J.P.	**30**	**4,180**	**-**	**12**	**4,222**
費道宜	**105**	**2,400**	**1,700**	**240**	**4,445**
非執行董事					
方逸華	**259**	**-**	**-**	**-**	**259**
周亦卿博士 G.B.S.	**30**	**-**	**-**	**-**	**30**
何定鈞	**30**	**1,580**	**-**	**145**	**1,755**
利乾(附註(i))	**45**	**-**	**-**	**-**	**45**
利陸雁群	**30**	**-**	**-**	**-**	**30**
利榮森 O.B.E.(附註(ii))	**50**	**-**	**-**	**-**	**50**
李達三博士 DSSc. (Hon.), J.P.	**50**	**-**	**-**	**-**	**50**
羅仲炳	**105**	**-**	**-**	**-**	**105**
史習陶	**174**	**-**	**-**	**-**	**174**
	1,808	**8,160**	**1,700**	**397**	**12,065**

26 董事酬金及僱員福利開支（續）

(a) 董事酬金（續）

截至二〇〇四年十二月三十一日止年度，每名董事的酬金如下：

董事姓名	袍金	薪金及津貼	酌情發放之花紅	退休金供款	總額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
執行董事					
邵逸夫爵士 G.B.M.	900	-	-	-	900
梁乃鵬博士 G.B.S., LL.D., J.P.	-	4,180	-	12	4,192
費道宜	105	2,400	1,400	240	4,145
非執行董事					
方逸華 (附註(iii))	733	-	-	-	733
周亦卿博士 G.B.S.	30	-	-	-	30
何定鈞	30	4,350	900	435	5,715
利陸雁群	30	-	-	-	30
利榮森 O.B.E.	125	-	-	-	125
李達三博士 DSSc. (Hon.), J.P.	50	-	-	-	50
羅仲炳 (附註(iv))	-	-	-	-	-
史習陶	170	-	-	-	170
	2,173	10,930	2,300	687	16,090

附註：

(i) 該董事於二〇〇五年三月十七日獲委任。

(ii) 該董事於二〇〇五年五月二十五日退任。

(iii) 上述金額包括於二〇〇〇年十月二十五日至二〇〇三年十二月三十一日期間的董事袍金為數達港幣478,000元。

(iv) 於二〇〇四年內，一名董事，羅仲炳先生放棄本公司給予之董事及行政委員會成員酬金為數達港幣105,000元。

(b) 僱員福利開支

	二〇〇五	二〇〇四
	港幣千元	港幣千元
薪酬及工資	**1,054,296**	1,085,380
退休成本—界定供款計劃	**64,029**	67,885
退休成本—界定福利計劃	**5,959**	6,910
	1,124,284	1,160,175

26 董事酬金及僱員福利開支（續）

(c) 五位最高薪酬人士

本年度本集團內五名最高薪酬人士包括兩位(2004：三位)董事之酬金已如上述附註(a)分析。其餘三位(2004：兩位)最高薪酬人士之薪酬詳情如下：

	二〇〇五 港幣千元	二〇〇四 港幣千元
薪金及津貼	**8,940**	5,666
花紅	**10,938**	1,083
退休金供款	**594**	555
	20,472	7,304

支付此等人士之薪酬總額詳情分析如下：

薪酬組別	按薪酬組別計算之人士人數 二〇〇五	二〇〇四
港幣3,000,001元－港幣3,500,000元	**1**	1
港幣4,000,001元－港幣4,500,000元	**1**	1
港幣13,000,001元－港幣13,500,000元	**1**	-
	3	2

27 融資成本

	二〇〇五 港幣千元	二〇〇四 港幣千元
銀行透支、銀行貸款及其他貸款之利息		
－須於五年內全部償還	**618**	4,286
－毋須於五年內全部償還	**338**	2,682
融資租賃之利息	**-**	38
融資成本總額	**956**	7,006

28 所得稅開支

香港利得稅乃按照本年度估計應課稅溢利以稅率17.5%(2004：17.5%)提撥準備。海外溢利之稅款則根據本年度估計應課稅溢利按本集團經營業務地區之現行稅率計算。

在綜合損益表支銷之所得稅如下：

	二〇〇五 港幣千元	二〇〇四 港幣千元
當期所得稅：		
－ 香港利得稅	**179,907**	80,863
－ 海外稅項	**34,629**	34,209
－ 過往年度準備（剩餘）/ 不足	**(704)**	2,580
遞延所得稅暫時差異的產生及轉回（附註22）	**18,522**	34,660
	232,354	152,312

本集團有關扣除所得稅前溢利之稅項與假若採用本公司經營地區之稅率而計算之理論稅額之差額如下：

	二〇〇五 港幣千元	二〇〇四 港幣千元
扣除所得稅前溢利	**1,419,601**	901,884
按稅率17.5%（2004：17.5%)計算之稅項	**248,430**	157,830
其他國家不同稅率之影響	**(30,082)**	(37,070)
應佔聯營公司及共同控制實體的業績之稅務影響	**32,760**	30,187
無須課稅之收入	**(28,386)**	(13,799)
不可扣稅之支出	**8,151**	5,956
未有確認之稅損	**3,929**	16,140
使用早前未有確認之稅損	**(20,848)**	(4,690)
稅收抵免之津貼	**(4,198)**	(2,599)
未分發之盈利稅收	**28,728**	-
以往不能扣稅支出的津貼	**(12,580)**	-
預扣稅	**9,243**	-
其他	**(2,089)**	(2,223)
過往年度準備(剩餘) / 不足	**(704)**	2,580
	232,354	152,312

29 股東應佔溢利

為數港幣1,089,704,000元(2004：港幣648,509,000元)之股東應佔溢利經列入公司財務報表內計算。

30 每股盈利

每股盈利乃按本集團之股東應佔溢利港幣1,180,019,000元(2004：港幣719,415,000元)及截至二〇〇五年及二〇〇四年十二月三十一日止年度已發行股份438,000,000股計算。攤薄之每股盈利並未列出，因並沒有具攤薄性的潛在股份存在。

31 股息

	二〇〇五 港幣千元	二〇〇四 港幣千元
已派中期股息每普通股港幣0.25元（2004：港幣0.20元）	**109,500**	87,600
擬派末期股息每普通股港幣1.30元（2004：港幣0.80元）	**569,400**	350,400
	678,900	438,000

於二〇〇六年三月二十二日舉行之會議上，董事宣派末期股息每普通股港幣1.30元。此項擬派股息並無於本財務報表中列作應付股息，惟將於截至二〇〇六年十二月三十一日止年度列作保留盈餘分派。

32 綜合現金流量表附註

(a) 經營溢利與營運產生的現金對帳：

	二〇〇五 港幣千元	二〇〇四 港幣千元
經營溢利	**1,607,784**	1,081,391
出售一共同控制實體之收益	**(623)**	-
出售按公平價值列入損益帳的金融資產之收益	**(148,778)**	-
出售一可供出售的金融資產之收益	**(1,233)**	-
折舊及租賃土地的攤銷	**264,944**	269,775
商譽減值	**5,894**	-
商譽攤銷	**-**	7,397
出售物業、器材及設備的虧損／(收益)	**3,927**	(1,586)
清付逆況合約後剩餘撥備之回撥	**-**	(11,832)
動用／清付逆況合約	**(14,864)**	(67,568)
以實物支付予一聯營公司之股款 (附註 (b))	**-**	(150,000)
可供出售的金融資產減值	**2,239**	-
共同控制實體貸款減值	**14,638**	-
利息收入	**(25,151)**	(20,294)
匯兌差異	**(1,561)**	2,056
營運資金變動前之經營溢利	**1,707,216**	1,109,339
減少節目、影片版權、電影及盤存	**224**	156,461
增加貿易應收款及其他應收款、預付款及按金	**(259,589)**	(15,239)
增加貿易應付款及其他應付款及應計費用	**51,812**	30,093
增加退休福利責任－界定福利計劃	**2,288**	4,843
營運產生的現金	**1,501,951**	1,285,497

(b) 不涉及現金之重大交易

二〇〇四年內，於一聯營公司作價達港幣150,000,000元的投資是以提供等值的節目內容予該聯營公司作為入股方式。

33 或有負債

	本集團		本公司	
	二〇〇五	二〇〇四	二〇〇五	二〇〇四
	港幣千元	港幣千元	港幣千元	港幣千元
(a) 作出擔保以取得銀行融資予：				
－附屬公司	-	-	-	128,308
－一承資公司	**8,688**	8,756	-	-
	8,688	8,756	-	128,308

預計上述來自日常業務之銀行擔保及其他擔保不會產生重大負債。

(b) 於二〇〇五年三月，本集團收到香港稅務局(「稅務局」)有關一九九八年至一九九九年課稅年度之利得稅補加評稅通知書。此乃根據本集團在海外進行的節目發行及分銷業務之溢利計算，利得稅補加評稅總額為港幣98,277,000元。本集團已獲准延遲繳付稅款。

其後於二〇〇六年二月，本集團接獲稅務局有關一九九九年至二〇〇〇年課稅年度之利得稅補加評稅通知書。此乃根據本集團在海外進行的節目發行及分銷業務之溢利計算，利得稅補加評稅總額為港幣98,576,000元。

本集團已就該等補加評稅提出反對。本集團認為反對理據充分，決意據理力爭。因此，本集團認為不必為稅項作出額外撥備。

34 承擔

(a) 資本承擔

購買物業、器材及設備之承擔數目如下：

	本集團		本公司	
	二〇〇五	二〇〇四	二〇〇五	二〇〇四
	港幣千元	港幣千元	港幣千元	港幣千元
經批准惟未簽約	**170,941**	184,390	**112,373**	101,645
經簽約惟未撥備	**12,513**	14,845	**10,456**	9,728
	183,454	199,235	**122,829**	111,373

於二〇〇五年及二〇〇四年十二月三十一日止年度，本集團沒有分佔共同控制實體之資本承擔。

34 承擔（續）

(b) 經營租賃承擔

於二〇〇五年十二月三十一日，本集團根據不可撤銷之經營租賃而於未來須付之最少租賃總額如下：

	本集團		本公司	
	二〇〇五	二〇〇四	二〇〇五	二〇〇四
	港幣千元	港幣千元	港幣千元	港幣千元
土地及樓宇				
－不超過一年	**25,369**	37,077	**3,959**	15,613
－超過一年但不超過五年	**43,737**	51,892	**2,046**	4,266
－超過五年	**1,620**	11,769	**-**	-
	70,726	100,738	**6,005**	19,879
器材及轉發器				
－不超過一年	**30,819**	62,427	**1,032**	922
－超過一年但不超過五年	**39,360**	60,557	**471**	1,175
－超過五年	**-**	5,537	**-**	-
	70,179	128,521	**1,503**	2,097
	140,905	229,259	**7,508**	21,976

35 電視廣播牌照

本公司乃根據香港特別行政區政府發牌之條款經營，而該牌照有效期十二年直至二〇一五年十一月三十日。此牌照需於二〇〇九年接受中期檢討。

36 重大有關連人士交易

以下為與有關連人士進行之交易：

	附註	二〇〇五 港幣千元	二〇〇四 港幣千元
(a) 出售貨品及服務			
向其他有關連人士出售服務			
節目／頻道特許費	(i)	**131,030**	136,193
廣告代理費	(i)	**33,688**	30,315
管理費	(i)	**30,320**	7,595
廣告收入	(ii)	**-**	9,548
租賃衛星設備及技術服務	(ii)	**764**	7,719
租賃轉發器	(ii)	**475**	5,161
節目特許費	(iii)	**6,843**	6,232
電影特許費	(viii)	**9,000**	-
向聯營公司出售服務			
節目／頻道特許費	(iv)	**194,623**	173,563
頻道包裝服務費	(iv)	**3,691**	-
下行傳輸服務費	(iv)	**1,110**	-
廣告收入	(iv)	**20,715**	-
租金收入及相關開支	(iv)	**6,812**	7,153
其他	(iv)	**3,431**	343
		442,502	383,822
(b) 購買貨品及服務			
向其他有關連人士購買服務			
租賃費用	(v)	**(8,866)**	(17,732)
光纖租賃費用	(ii)	**(195)**	(1,968)
中繼頻道衛星節目信號服務費	(ii)	**(382)**	(3,859)
節目／頻道特許費	(vi)	**(4,011)**	(2,379)
供應網絡及電話系統	(vii)	**(1,350)**	(2,648)
其他	(viii)	**(506)**	-
向聯營公司購買服務			
放送及衛星訊號上傳服務	(iv)	**(37,541)**	(40,849)
其他	(iv)	**(1,045)**	-
		(53,896)	(69,435)

36 重大有關連人士交易（續）

附註：

(i) 此等費用是由 MEASAT Broadcast Network Systems Sdn. Bhd.支付。該公司為本公司多家非全資附屬公司之少數股東的聯繫人士。

(ii) 此等費用是由年代網際事業股份有限公司(「年代」)支付／(收取)。該公司為本公司一家非全資附屬公司，聯意，的少數股東，年代於二〇〇五年二月四日向第三者悉數出售其所持有的聯意權益，因此年代於當日後不再是本公司的關連人士。

(iii) 此等費用是由 ASTRO Entertainment Networks Ltd.支付。該公司為本公司多家非全資附屬公司之少數股東的聯繫人士。

(iv) 此等費用是由本公司的聯營公司銀河支付／(收取)。

(v) 此等租賃費用是向邵氏兄弟(香港)有限公司支付其出租之若干寫字樓及泊車位。該公司為本公司的主要股東。

(vi) 此等費用是由 Celestial Television Networks Ltd.收取，該公司為本公司多家非全資附屬公司之少數股東的聯繫人士。

(vii) 此等費用是由 Chevalier (Network Solutions) Limited (「CNSL」) 收取。該公司負責供應、安裝及保養 PABX 系統及結構電纜網絡。整筆費用是以分期方式支付。CNSL 之控股公司之控權股東亦為本公司之董事。

(viii) 此等費用是由Celestial Productions Limited支付／(收取)，該公司為本公司多家非全資附屬公司之少數股東的聯繫人士。

(c) 主要管理人員酬金

	二〇〇五 港幣千元	二〇〇四 港幣千元
薪金及其他短期僱員福利	**30,730**	21,430

(d) 年終結餘

	二〇〇五 港幣千元	二〇〇四 港幣千元
應收其他有關連人士款項(附註(i))	**39,949**	48,349
應收一承資公司款項	**-**	2,167
應收聯營公司款項(附註(ii))	**202,748**	25,902
	242,697	76,418
應付有關連人士款項	**237**	1,037
應付聯營公司款項	**7,692**	1,551
	7,929	2,588

附註：

(i) 本集團已於二〇〇五年十二月三十一日為應收其他有關連人士款項作出減值撥備共港幣2,262,000元(2004：港幣7,880,000元)。

(ii) 本集團已於二〇〇五年十二月三十一日為應收聯營公司款項作出減值撥備共港幣1,887,000元(2004：港幣1,892,000元)。

36 重大有關連人士交易（續）

(e) 貸款予有關連人士

	二〇〇五 港幣千元	二〇〇四 港幣千元
貸款予承資公司		
年初	**52,210**	51,085
貸款註銷	**(37,947)**	-
收回貸款償還	**(7,393)**	-
利息支銷	**402**	417
利息收取	**(366)**	(417)
匯兌差異	**(194)**	1,125
年終	**6,712**	52,210
減值撥備	**-**	(37,947)
	6,712	14,263
貸款予聯營公司		
年初	**133,397**	115,564
利息支銷	**10,672**	17,833
年終	**144,069**	133,397

承資公司之借款，除港幣6,676,000元（2004：港幣8,271,000元）之借款是附息並按加拿大最優惠利率年息加2%外，其他借款是無抵押、免息及無限定還款期。

聯營公司貸款為無抵押貸款，按年息8%以複利計算。本金及累計利息須分兩期於二〇〇七年二月二十日及二〇〇八年二月二十日向本公司支付。如該聯營公司在上述任何一個日期前公開上市，則須提早償還未償本金及累計利息。

37 綜合財務報表之批准

此綜合財務報表已於二〇〇六年三月二十二日經董事局批准。

38 附屬公司

名稱	註冊地點及法定實體類別	發行及實收普通股股本	發行及實收優先股股本	擁有股份之百分比 本集團	擁有股份之百分比 本公司	主要業務
# iTVB Holdings Limited	英屬處女群島，有限責任公司	HK$10,000	-	100	100	投資控股
# Jade Animation International Limited	百慕達，有限責任公司	US$12,000	-	100	100	暫停營業
動佳有限公司	香港，有限責任公司	HK$2	-	100	100	未有營業
# OHE Facilities Limited	百慕達，有限責任公司	US$20,000	-	100	100	暫停營業
TVB Investment Limited	百慕達，有限責任公司	US$20,000	-	100	100	投資控股
正視音樂有限公司	香港，有限責任公司	HK$1	-	100	100	音樂作品製作、出版及發行
# 無綫電視歡樂之家有限公司	香港，有限責任公司	HK$1	-	100	100	未有營業
# TVB Satellite TV Holdings Limited	百慕達，有限責任公司	US$12,000	-	100	100	投資控股
電視廣播(國際)有限公司	香港，有限責任公司	HK$2,000,000	-	100	100	投資控股及節目發行
TVBO Production Limited	百慕達，有限責任公司	US$12,000	-	100	100	片主及節目發行
藝術有限公司	香港，有限責任公司	HK$10,000	-	73.68	-	娛樂及媒體業務投資
Capital Empire Limited	英屬處女群島，有限責任公司	US$1,000	-	100	-	片主及節目發行

38 附屬公司（續）

名稱	註冊地點及法定實體類別	發行及實收普通股股本	發行及實收優先股股本	擁有股份之百分比本集團	擁有股份之百分比本公司	主要業務
CC Decoders Ltd.	英國，有限責任公司	GBP2	-	100	-	提供解碼器材
Condor Entertainment B.V.	荷蘭，有限責任公司	EUR18,400	-	100	-	節目發行及分銷
東方彩視投資股份有限公司	台灣，有限責任公司	NT$1,000,000	-	100	-	投資控股
# Extra Profit Holdings Limited	英屬處女群島，有限責任公司	HK$1	-	100	-	投資控股
# Fairwork Group Limited	英屬處女群島，有限責任公司	US$1,000	-	100	-	投資控股
# Golden Star Video Library Sdn. Bhd.	馬來西亞，有限責任公司	MYR10,000	-	51	-	暫停營業
英特發股份有限公司	台灣，有限責任公司	NT$199,800,000	-	92.51	-	出版雜誌
# iTVB Limited	英屬處女群島，有限責任公司	HK$10,000	-	100	-	投資控股
翡翠動畫有限公司	香港，有限責任公司	HK$2	-	100	-	提供動畫服務
翡翠動畫製作有限公司	香港，有限責任公司	HK$500,000	-	100	-	投資控股
Jade Multimedia International Limited	百慕達，有限責任公司	US$12,000	-	100	-	動畫投資、發行及分銷
聯意製作股份有限公司	台灣，有限責任公司	NT$880,000,000	-	100	-	電視節目製作、錄影廠租賃及廣告

38 附屬公司（續）

名稱	註冊地點及法定實體類別	發行及實收 普通股股本	發行及實收 優先股股本	擁有股份之百分比 本集團	擁有股份之百分比 本公司	主要業務
* Oriental Home Entertainment Inc.	加拿大，有限責任公司	CAD100	-	100	-	節目發行及分銷
Peony Holding N.V.	荷屬安地列斯群島，有限責任公司	US$100	US$6,000	100	-	投資控股及提供節目製作之有關服務
# Request Investments Limited	英屬處女群島，有限責任公司	HK$1	-	100	-	暫停營業
# 時代華人電視有限公司	香港，有限責任公司	HK$4	-	100	-	暫停營業
The Chinese Channel Limited	英國，有限責任公司	GBP1,111	-	100	-	提供節目製作之有關服務
The Chinese Channel (France) SAS	法國，有限責任公司	EUR37,000	-	100	-	提供衛星及收費電視節目
# The Chinese Channel (Holdings) Limited	開曼群島，有限責任公司	GBP89,640	-	100	-	投資控股
# Toysters Animation International Ltd.	英屬處女群島，有限責任公司	US$1,000	-	55	-	未有營業
TVB (Australia) Pty. Ltd.	澳洲，有限責任公司	A$5,500,000	-	100	-	提供衛星及收費電視節目
電視廣播制作資源有限公司	香港，有限責任公司	HK$10,000	-	100	-	提供節目製作之有關服務
* TVB Holdings (USA) Inc.	美國，有限責任公司	US$6,010,000	-	100	-	投資控股及節目發行及分銷
# TVB International Limited	香港，有限責任公司	HK$10,000	-	100	-	暫停營業

38 附屬公司（續）

名稱	註冊地點及法定實體類別	發行及實收 普通股股本	優先股股本	擁有股份之百分比 本集團	本公司	主要業務
TVB 澳門有限公司	澳門，有限責任公司	MOP25,000	-	100	-	提供節目製作之有關服務
# TVB (Overseas) Limited	百慕達，有限責任公司	US$12,000	-	100	-	暫停營業
§ 電視廣播出版(控股)有限公司	香港，有限責任公司	HK$8,550,000	-	73.68	-	投資控股
電視廣播出版有限公司	香港，有限責任公司	HK$20,000,000	-	73.68	-	出版雜誌
電視廣播(衛星)有限公司	香港，有限責任公司	HK$2	-	100	-	提供節目編排及頻道服務
* TVB Satellite Platform, Inc.	美國，有限責任公司	US$3,000,000	-	100	-	提供衛星及收費電視節目
TVB Satellite TV Entertainment Limited	百慕達，有限責任公司	US$12,000	-	100	-	提供衛星及收費電視節目
電視廣播衛星電視(香港)有限公司	香港，有限責任公司	HK$2	-	100	-	提供收費電視節目
# TVB (Shanghai Holdings) Limited	英屬處女群島，有限責任公司	US$1	-	100	-	未有營業
TVB (UK) Limited	英國，有限責任公司	GBP2	-	100	-	投資控股
* TVB (USA) Inc.	美國，有限責任公司	US$10,000	-	100	-	提供衛星及收費電視節目
TVB Video (UK) Limited	英國，有限責任公司	GBP1,000	-	100	-	暫停營業

38 附屬公司（續）

名稱	註冊地點及法定實體類別	發行及實收普通股股本	發行及實收優先股股本	擁有股份之百分比 本集團	擁有股份之百分比 本公司	主要業務
電視廣播互聯網有限公司	香港，有限責任公司	HK$2	-	100	-	互聯網入門網
TVBO Facilities Limited	百慕達，有限責任公司	US$12,000	-	100	-	提供節目製作之有關服務
# Zennora Group Limited	英屬處女群島，有限責任公司	US$1,000	-	100	-	投資控股
* 翡翠多媒体设计(上海)有限公司	中華人民共和國，有限責任公司	US$350,000	-	100	-	暫停營業

所有附屬公司均無發行借貸資本。除 TVBO Facilities Limited 及 TVBO Production Limited 是於世界各地經營外，其餘所有附屬公司之註冊地點即其主要經營地區。

* 該等附屬公司帳目非由羅兵咸永道會計師事務所核數，而其對本集團之業績沒有重大影響。

\# 該等附屬公司帳目未經核數。

§ 於二○○一年十一月三十日，電視廣播出版(控股)有限公司以未繳股款股份方式以每股港幣8.60元發行總共9,000,000普通股(每股面值為港幣0.10元)予其少數股東，此等股份在繳付股款前不會擁有任何投票權及股息的權利。於二○○三年內，4,500,000股普通股之股款經已繳付，其餘之4,500,000股普通股之股款則仍未繳付。

Television Broadcasts Limited
TVB City, 77 Chun Choi Street, Tseung Kwan O Industrial Estate, Kowloon, Hong Kong.